Form 20-F
period 2024-06-30
RoyaLand Co Ltd.
filed 2024-10-31
CIK 1924064

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 333-273097

The RoyaLand Company Ltd.

(Exact name of the Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Clarendon House, 2 Church Street, Hamilton, Pembroke,

HM11, Bermuda

(Address of principal executive offices)

Emanuele Filiberto di Savoia, Chief Executive Officer

Tel: +1 441 295 1422

Email: info@theroyal.land

Clarendon House, 2 Church Street, Hamilton, Pembroke,
HM11, Bermuda

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
None	None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class B Common Shares, $0.0002 par value per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,400,000 Class A Common Shares, $0.0002 par value per share, and 4,475,000 Class B Common Shares, $0.0002 par value per share, as of June 30, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

Annual Report on Form 20-F

Year Ended June 30, 2024

i

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	61
Item 12.	Description of Securities Other Than Equity Securities	61
12.A.	Debt Securities	61
12.B.	Warrants and Rights	61
12.C.	Other Securities	61
12.D.	American Depositary Shares	61

	PART III

Item 17.	Financial Statements	66
Item 18.	Financial Statements	66
Item 19.	Exhibits	66

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“RoyaLand,” “we,” “us,” “our,” “the Company,” or “our company” are to The RoyaLand Company Ltd., including its subsidiaries.

●	“Class A Common Shares” are to our Class A Common Shares, $0.0002 par value per share.

●	“Class B Common Shares” are to our Class B Common Shares, $0.0002 par value per share.

●	“Commission” or “SEC” are to the Securities and Exchange Commission.

●	“Divine Artifacts” are to the artifacts in the form of amazon, desert, earth, fire, forest, hybrid, ice, ocean, sky or underground that are derived from Queen Saël Demidea and exist within the Realm.

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended.

●	“MMORPG” are to massively multiplayer online role-playing games.

●	“myRoyal.World” are to our immersive, fantasy-based royalty-themed experience, both online, through TheRoyal.Land and our social media sites, and offline.

●	“OAPLT” are to OAPLT, a French joint stock company (société par actions simplifiée), which is our wholly-owned subsidiary.

●	“Realm” are to the world of TheRoyal.Land.

●	“RoyaLand Company” are to RoyaLand Company, a Nevada corporation, which is our wholly-owned subsidiary.

●	“Royal Court” are to the entourage of the Queen and King comprised of the nobility within the Realm.

●	“Royal Families” are to the royal families and families with legal, hereditary or historically based claims to royal positions in Italy, Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho, and Mecklenburg.

●	“Securities Act” are to the Securities Act of 1933, as amended.

●	“Ten Lands” or “Lands” are to the ten regions within the Realm.

●	“Test of the Forge” or “Test” are to the test that those seeking royal status must pass by plunging a Divine Artifact in the “Forge,” a fiery hearth fueled by eternal flames that exists within the Realm.

●	“TheRoyal.Land” are to our mobile-first massively multiplayer online role-playing game which will have the characters classes of “Queen,” “King,” “Duke,” “Duchess,” “Count,” “Countess,” “Marquis,” “Marquise,” “Baron,” “Baroness,” “Knight,” “Dame,” “Solider,” “Squire,” “Artisan,” “Farmer,” and “Prisoner” within the Realm and which are further defined under “Item 4. Information on the Company—B. Business Overview”.

●	“2023 Plan” are to The RoyaLand Company Ltd. 2023 Equity Incentive Plan approved by our board of directors on January 13, 2023, and ratified by the majority of our shareholders on February 6, 2023.

●	“$Royal” are to the currency used within the Realm.

In this Annual Report, references to “U.S. dollars,” “dollars,” “USD” and “$” are to the legal currency of the United States and all references to “EUR euros”, “euros” and “€” are to the legal currency of the European Union. Our reporting currency and our functional currency is U.S. dollars.

The audited consolidated financial statements and notes thereto as of and for fiscal years ended 2024, 2023 and 2022 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. Our fiscal year end is June 30.

FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this Annual Report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our projected revenues, profits, earnings and other estimated financial information;

●	our ability to secure additional funding necessary for the expansion of our business;

●	the growth of and competition trends in our industry;

●	our expectations regarding the popularity, demand for, and market acceptance of, our products and of our game;

●	our ability to maintain strong relationships with our customers, clients and service suppliers;

●	our ability and third parties’ abilities to protect intellectual property rights;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

The forward-looking statements included in this Annual Report are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Annual Report. Such risks and uncertainties are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A.  [Reserved]

3.B.  Capitalization and Indebtedness

Not applicable.

3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.  Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our securities could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

Summary Risk Factors

Risks Related to Our Business and Industry

●	Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

●	We had a concentration of credit risk because we derived our revenue from a limited number of customers.

●	If we do not consistently deliver popular, high-quality content in a timely manner, our business may be negatively impacted.

●	If we do not attract, retain, and motivate skilled personnel, we will be unable to effectively conduct our business.

●	We are dependent on the continued services and performance of our senior management and other key officers, the loss of any of whom could adversely affect our business, operating results and financial condition.

●	Most of our executive officers are part-time independent contractors and may have potential conflicts of interest because of their positions with other companies.

●	If we fail to properly manage our anticipated growth, our business could suffer.

●	If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize and grow our brand, products and services successfully.

●	Attracting, managing and retaining our talent is critical to our success.

●	Our industry is intensely competitive. We may not deliver a successful and engaging game, or customers may prefer our competitors’ products over our own.

●	If demand for our products and services does not develop as expected our projected revenues and profits will be affected.

●	We will be subject to risk associated with the development of new products or services based on a new and unproved market.

●	Our company may not be able to create and maintain a competitive advantage, given the rapid technological and other competitive changes affecting all markets nationally and worldwide. Our company’s success will depend on our ability to keep pace with any such changes.

●	Due to our reliance on third party platforms, platform providers are frequently able to influence our products and costs.

●	Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business and operating results will be harmed.

●	We may have difficulty scaling and adapting our existing IT infrastructure to accommodate a larger customer base, technology advances or customer requirements.

●	We use open source software in connection with our planned game and services, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

●	We rely on tools and technologies owned by third parties.

●	If the Company fails to develop or protect its intellectual property adequately, the Company’s business could suffer.

●	The Company’s products, services or processes could be subject to claims of infringement of the intellectual property of others.

●	We may experience disruption to our servers or our software which could cause us to lose customers.

●	A failure or breach of our security systems or infrastructure as a result of cyberattacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

●	We are subject to the risks and uncertainties of conducting business outside the U.S.

●	Our results of operations or reputation may be harmed as a result of objectionable consumer or other third-party created content.

●	Exchange rate fluctuations could negatively affect our financial condition.

●	COVID-19 or another pandemic, epidemic, or outbreak of an infectious disease may cause a material adverse effect on our business.

●	Because purchases of our products and services are discretionary spending, if general economic conditions decline, demand for our products and services could decline.

●	We are subject to data privacy governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

●	Our business, products, and distribution will be subject to increasing regulation in key territories. If we do not successfully respond to these regulations, our business could be negatively impacted.

●	Our business depends on our customers continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our services, which could lead to additional expenses and the loss of customers.

●	Our business could be affected by new governmental regulations regarding the Internet.

●	We operate in non-U.S. markets and are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, as well as anti-corruption laws and regulations in other countries. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

●	Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Risks Related to the Ownership of Our Class B Common Shares

●	Our dual class voting structure has the effect of concentrating the voting control to holders of our Class A Common Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Common Shares due to exclusion from certain stock market indices.

●	There has been no prior public market for our Class B Common Shares and an active and liquid market may fail to develop, which could harm the market price of our Class B Common Shares.

●	A significant portion of our Class B Common Shares may be sold into the public market in the near future, which could cause the market price of our Class B Common Shares to drop significantly, even if our business is doing well.

●	Future issuances of our Class B Common Shares or securities convertible into, or exercisable or exchangeable for, our Class B Common Shares, or the trading of outstanding common shares, could cause the market price of our Class B Common Shares to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our Class B Common Shares upon our bankruptcy or liquidation, and future issuances of preference shares, which could rank senior to our Class B Common Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Class B Common Shares.

●	Our operating results and share price may fluctuate, and you could lose all or part of your investment.

●	If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Class B Common Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Class B Common Shares could decline.

●	We have never paid cash dividends on our securities and do not intend to pay dividends for the foreseeable future.

●	Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

●	If a United States person is treated as owning at least 10% of any class of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

●	We are a Bermuda company, and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

●	Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

●	We have provisions in our bye-laws that may discourage a change of control.

●	Legislation enacted in Bermuda as to economic substance may affect our operations.

●	We may need or be required to have employees in Bermuda but may not be able to obtain the required work permits under Bermuda law.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

●	We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

●	Certain of our major shareholders may have interests that are different from the interests of our other shareholders.

●	If our Class B Common Shares become subject to the penny stock rules, it would become more difficult to trade our shares.

Risks Related to Our Business and Industry

Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

We had minimal cash and cash equivalents as of June 30, 2024 and June 30, 2023, and had a net loss for the years ended June 30, 2024 and 2023. While we had cash of $261,476 and $134,543 (including cash in escrow) as of June 30, 2024 and 2023, respectively, we have incurred net losses since our inception and had accumulated deficits of $2,089,387 as of June 30, 2024 and $1,071,997 as of June 30, 2023. We will seek to fund our operations through revenue generated from our products, services, bank borrowings and private placements and equity financing arrangements. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would impact our going concern status and would have a negative impact on our financial condition and our ability to pursue our business strategy and continue as a going concern. Management’s plans to address this need for capital through this offering and through private placement offerings are discussed elsewhere in this prospectus. We cannot assure you that our plans to raise sufficient capital will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

We had a concentration of credit risk because we derived our revenue from a limited number of customers.

For the year ended June 30, 2022, five of our customers accounted for 94.1% of our revenue with one customer accounting for 30.2% of our revenue. For the year ended June 30, 2023, our revenue, all of which was recorded by OAPLT, was accounted for by two customers with one of the customers accounting for 62.5%. For the year ended June 30, 2024, there was no revenue. In order to minimize the credit risk, our management has created a team responsible for the determination of credit limits and credit approvals for our customers. We cannot assure you that we will not see concentration of accounts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

If we do not consistently deliver popular, high-quality content in a timely manner, our business may be negatively impacted.

Consumer preferences for video games are usually cyclical and difficult to predict. Even the most successful games can lose consumer audiences over time, and remaining popular is increasingly dependent on the games being refreshed with new content or other enhancements. In order to remain competitive and maximize the chances that consumers select our planned game as opposed to the various entertainment options available to them and with which we compete, we must continuously develop related products or new content for, or other enhancements to, our planned game. These products or enhancements may not be well-received by consumers, even if well-reviewed and of high quality.

Additionally, consumer expectations regarding the quality, performance, and integrity of our products and services are high. Consumers may be critical of our brands, game, services, and/or business practices for a wide variety of reasons, and such negative reactions may not be foreseeable or within our control to manage effectively. For example, if we fail to create fun, fair, and safe playing environments, consumers may engage less with our games. All of this may negatively impact our business.

Our planned game and related services are expected to be complex software programs. We have quality controls in place to detect defects, “bugs,” or other errors in our products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding, and resource or technical constraints. As such, these quality controls and preventative measures may not be effective, and at times have not been successful, in detecting all defects, bugs, or errors in our products and services before they have been released into the marketplace. Our planned game is expected to have online features that will be frequently updated, increasing the risk that a game may contain errors. If any of these issues occur, consumers may stop playing the game and may be less likely to return to the game as often in the future, which may negatively impact our business. If our game or services do not function as consumers expect, whether because they fail to function as advertised or otherwise, or if our online features fail to consistently satisfy ongoing game stability expectations, which we may not be able to consistently satisfy, our sales may suffer.

Negative reactions to our products and services may not be foreseeable. We also may not effectively manage or respond to these negative perceptions for reasons within or outside of our control. We expect to continue to expend resources to address concerns with our products and services. Negative perceptions could arise despite our efforts, though, and may result in loss of engagement with our products and services, increased scrutiny from government bodies and consumer groups, and/or litigation, any of which could negatively impact our business.

Further, delays in product releases or disruptions following the commercial release of one or more new products have negatively impacted, and could in the future negatively impact, our business and reputation and could cause our results of operations to be materially different from expectations. Our ability to meet development schedules depends on numerous factors, some of which are outside of our control, including our ability to attract and retain qualified personnel, the time-intensive nature of creative processes, the coordination of large and often dispersed development teams, the complexity of our products and the platforms for which they are developed, and third-party approvals. If we fail to release our products in a timely manner, or if we are unable to continue to extend the life of our planned game by adding features and functionality that will encourage continued engagement with the game, our business may be negatively impacted.

Additionally, the amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that we accurately predict consumer demand for such product. If our future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, we may not be able to recover the substantial up-front development and marketing costs associated with those products.

If we do not attract, retain, and motivate skilled personnel, we will be unable to effectively conduct our business.

Our success depends significantly on our ability to identify, attract, hire, retain, motivate, and utilize the abilities of qualified personnel which includes both our direct employees and talent from other employers such as consultants, agencies, and external developers. This particularly pertains to personnel with the specialized skills needed to create and deliver high-quality, well-received content upon which our business will be substantially dependent, as well as to ensure business continuity in areas such as risk management, information security, human resources, and compliance. Our industry is generally characterized by a high level of employee mobility, competitive compensation programs, and aggressive recruiting among competitors for employees with technical, marketing, sales, engineering, product development, creative, and/or management skills, all of which is magnified for us because of our leading position within the industry. If we are unable to attract additional qualified personnel or retain and utilize the services of key personnel, we can expect this would adversely affect our business.

We are dependent on the continued services and performance of our senior management and other key officers, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key officers, including: Emanuele Filiberto di Savoia, our Chief Executive Officer; Bryan Elbez, our Chief Financial Officer; Jean-Claude Sindres, our Chief Strategy and Creative Officer; Soheil Raissi, our Chief Technology Officer; and Daniel Joseph McClory, our Executive Chairman. Without these key executives and officers, we may not have the ability to execute on our business plans and to identify and pursue new opportunities and products. The loss of services of senior management or other key officers could significantly delay or prevent the achievement of our development and strategic objectives. The loss of the services of our senior management or other key officers for any reason could adversely affect our business, financial condition and operating results. We do not presently maintain any key man life insurance policies.

Most of our executive officers are part-time independent contractors and may have potential conflicts of interest because of their positions with other companies.

We rely on the skills and expertise of our senior management team in conducting our business. Currently, all of our executive officers are independent contractors and have, or may have in the future, positions with other companies, which may impede their ability to devote sufficient time and effort to our business. Our lack of full-time senior management may prevent our operations from being efficient and hinder our business development and growth, including our efforts to raise additional capital and execute our business plan, which could adversely affect our business, financial condition and operating results.

Currently, Emanuele Filiberto di Savoia, our Chief Executive Officer, devotes at least 35 hours per week to our company. Bryan Elbez, our Chief Financial Officer, works as a full-time independent contractor and devotes at least 35 hours per week to our company. Jean-Claude Sindres, our Chief Strategy and Creative Officer, devotes at least 20 hours per week to our company. Soheil Raissi, our Chief Technology Officer, devotes at least 10 hours per week to our company. Daniel Joseph McClory, our Executive Chairman, devotes at least 20 hours per week to our company.

Because most of our executive officers are part-time independent contractors, instances may occur where they may not be immediately available to provide solutions to problems or address concerns that arise in the course of our business and thus adversely affect our business. In addition, our executive officers can become subject to conflicts of interest because they devote part of their working time to other business endeavors, including consulting or employment relationships with other entities, and have fiduciary and other responsibilities to these other entities. Such conflicts may include deciding how much time to devote to our affairs, as well as what business opportunities should be presented to us.

We have adopted a code of ethics and business conduct, or the Code of Ethics, to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest. We require all directors, officers and employees, including principal executive officer, principal financial officer and principal accounting officer to be familiar with the Code of Ethics and report any suspected violations.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies.

If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize and grow our brand, products and services successfully.

As we grow, we may not be able to secure sales personnel or organizations that are adequate in number or expertise to successfully market and sell our brand, products and services on a global scale. If we are unable to expand our sales and marketing capability, train our sales force effectively or provide any other capabilities necessary to commercialize internationally, we will need to contract with third parties to market and sell our products and services. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, we may not be able to increase our revenue, may generate increased expenses, and may not continue to be profitable.

Attracting, managing and retaining our talent is critical to our success.

Our business depends on our ability to attract, train, motivate and retain executive, technical, creative, marketing and other personnel that are essential to the development, marketing and support of our products and services. The market for highly skilled workers and leaders in our industry is extremely competitive and has recently intensified further due to industry trends. If we cannot successfully recruit, train, motivate and retain qualified employees, develop and maintain a diverse, equitable, inclusive and safe work environment, or replace key employees following their departure, our reputation and brand may be negatively impacted and our ability to develop and manage our business will be impaired.

Our industry is intensely competitive. We may not deliver a successful and engaging game, or customers may prefer our competitors’ products over our own.

Competition in the gaming industry is intense. Many new products will be introduced, but we anticipate that only a relatively small number of products will drive significant engagement and account for a significant portion of total revenue. If we do not develop consistent high-quality, well-received and engaging products that are of interest to players, the lack of interest will adversely affect our business objectives.

Our competitors include very large corporations with significantly greater financial, marketing, and product development resources than we have – and increasingly include technology companies entering, or expanding their investment in, interactive entertainment. Our larger competitors may be able to leverage their greater financial, technical, personnel, and other resources to provide larger budgets for development and marketing and make higher offers to licensors and developers for commercially desirable properties, as well as adopt more aggressive pricing policies to develop more commercially successful video game products than we do. The proliferation of companies developing for mobile platforms creates similar risks.

Competitors may develop content that imitates or competes with our planned game, potentially reducing our sales or our ability to charge the same prices we have expect to charge for our game and related services. These competing products may take a larger share of consumer spending than anticipated, which could cause product sales to fall below expectations. If we do not continue to develop consistently high-quality and well-received new content for or enhancements to our game, if our marketing fails to resonate with our consumers, or if consumers lose interest in our game, our revenues and profit margins could decline. Further, a failure by us to develop a high-quality product, or our development of a product that is otherwise not well-received, could potentially result in additional expenditures to respond to consumer demands, harm our reputation, and increase the likelihood that our future products will not be well-received. As we expect to focus on one game product, The RoyaLand, the increased importance of add-on content to our business amplifies these risks, as add-on content for poorly-received games typically generates lower-than-expected sales. The increased demand for consistent new content releases for, and enhancements to, our products also requires a greater allocation of financial resources to those products.

If demand for our products and services does not develop as expected our projected revenues and profits will be affected.

Our future profits are influenced by many factors, including economics, technology advancements, world events and changing customer preferences. We believe that the markets for our products and services will continue to grow and that we will be successful in marketing our products and services in these markets. If our expectations as to the size of these markets and our ability to sell our products and services in this market are not correct, our revenue may not materialize, and our business will be adversely affected.

We will be subject to risk associated with the development of new products or services based on a new and unproved market.

Our business objectives contemplate ongoing development of new processes, products, services and applications. There can be no assurance that we will have sufficient funds available to fund any of these projects or that the projects will be completed on time or within budget. It is likely that certain, if not many, of the aspects of the business objectives will not proceed as contemplated.

Because our business is also based on new technologies, we are subject to risks of failure that are particular to new technologies, including the possibility that:

●	our new approach will not result in any products or services that gain market acceptance;

●	our products or services could be restricted;

●	proprietary rights of third parties may preclude us from marketing our new products and services; or

●	third parties may market superior or more cost-effective products or services.

As a result, our activities may not result in a commercially viable product or service, which would harm our sales, revenue and financial condition.

Our company may not be able to create and maintain a competitive advantage, given the rapid technological and other competitive changes affecting all markets nationally and worldwide. Our company’s success will depend on our ability to keep pace with any such changes.

The potential markets for our products and services, including software-driven products and services, are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing services, the introduction of new services and products, and changing customer demands. Our products and services may require continual improvement in order to satisfy the demand by our customers for new features and capabilities. Our company’s success could depend on our ability to respond to changing standards and technologies on a timely and cost-effective basis, to introduce new products and services and to add new features and enhancements that keep pace with technological and market developments. In addition, any failure by us to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

For example, we are investing in a PC and mobile game as the basis for our business model. Successfully monetizing PC and mobile games is difficult and requires that we deliver valuable and entertaining player experiences that engage a significant number of players. The success of our game depends, in part, on unpredictable and volatile factors beyond our control including consumer preferences, competing games, new PC or mobile platforms and the availability of other entertainment experiences. Additionally, the development of new services and products and the enhancement of existing services and products entail significant technical risks. There can be no assurance that we will be successful in (i) developing, maintaining and improving one or more products; (ii) effectively using new technologies; (iii) adapting its services and products to emerging industry standards; or (iv) developing, introducing and marketing service and product enhancements or new services and products.

Furthermore, there can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these services and products, or that its new service and product enhancements will adequately satisfy the requirements of the marketplace and achieve market acceptance. Our reputation and brand could also be adversely affected. If our company is unable, for technical or other reasons, to develop and introduce new services and products or enhancements of existing services and products in a timely manner in response to changing market conditions or customer requirements, or if new services and products do not achieve market acceptance, our business, results of operations or financial condition could be materially and adversely affected.

Due to our reliance on third-party platforms, platform providers are frequently able to influence our products and costs.

We expect to eventually derive significant revenues from distribution on third-party mobile and web platforms, such as the Apple App Store, the Google Play Store, Decentraland, Otherside, and The Sandbox, which will also be our direct competitors, and in some cases the exclusive means through which our content reaches gamers on those platforms. These platforms will also serve as significant online distribution platforms for, and/or provide other services critical for the operation of, our planned game. If these platforms deny access to our games, modify their current discovery mechanisms, communication channels available to developers, operating systems, terms of service, or other policies (including fees), our business could be negatively impacted. Additionally, if these platform providers change how they label a game’s business model, such as free-to-play, change how they apply content ratings to a game, or change how the personal information of consumers is made available to developers, our business could be negatively impacted. These platform providers or their services may be unavailable or may not function as intended or may experience issues with their in-app purchasing functionality. As has sometimes happened in the past, if any of these events occurs on a prolonged, or even short-term, basis or other similar issues arise that impact players’ ability to access our planned game, access social features, or make purchases, it may result in lost revenues and otherwise negatively impact our business.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business and operating results will be harmed.

We believe that the development of our brand identity will be critical to the success of our business. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not be successful. If we fail to establish and promote the brand, or if it incurs excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected.

We may have difficulty scaling and adapting our existing IT infrastructure to accommodate a larger customer base, technology advances or customer requirements.

In the future, advances in technology, increases in traffic, and new customer requirements may require us to change our IT infrastructure, expand our IT infrastructure or replace our IT infrastructure entirely. Scaling and adapting our IT infrastructure are likely to be complex and require additional technical expertise. If we are required to make any changes to our IT infrastructure, we may incur substantial costs and experience delays or interruptions in our service. These delays or interruptions may cause customers to become dissatisfied with our service and move to competing service providers. Our failure to accommodate increased traffic, increased costs, inefficiencies or failures to adapt to new technologies or customer requirements and the associated adjustments to our IT infrastructure could harm our business, financial condition and results of operations.

We use open source software in connection with our planned game and services, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

We use open source software in connection with the game and services that we intend to offer. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open source software. Were it determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games or products, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our game development efforts, any of which could negatively impact our business. Additionally, the shared nature of open source software may increase the ability of cyber-attackers to discover and exploit vulnerabilities, which may increase the likelihood of a data breach, ransomware, network interruption, or other type of cyber-attack against us or against third parties who may use open source software, such as our platform partners or key vendors, any of which could negatively impact our business.

We rely on tools and technologies owned by third parties.

In developing our games, we often use tools and technologies owned by third parties. If entities that own the tools and technologies we use are acquired by our competitors we may lose access to such resources. Further, the third-party tools and technologies we use might be “sunsetted” or modified in such a way that would require us to engineer a workaround. Such events could cause delays in our production schedule, and we may incur time and cost as we acquire or develop alternative assets.

If the Company fails to develop or protect its intellectual property adequately, the Company’s business could suffer.

The Company has attempted, and may attempt, to develop certain intellectual property of its own, but cannot assure that it will be able to obtain exclusive rights in trade secrets, patents, trademark registrations and copyright registrations. At this time, the Company is unsure of what types of intellectual property might be developed. The cost of developing, applying for and obtaining such enforceable rights is expensive. Even after such enforceable rights are obtained, there are significant costs for maintaining and enforcing them. The Company may lack the resources to put in place exclusive protection and enforcement efforts. Also, certain of the Company’s service offerings draw from publicly available technology in the marketplace. The Company’s failure to obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, financial condition and results of operations.

If the Company were to develop intellectual property, the Company may seek to enforce its intellectual property rights on others through litigation. The Company’s claims, even if meritorious, may be found invalid or inapplicable to a party the Company believes infringes or has misappropriated its intellectual property rights. In addition, litigation can:

●	be expensive and time-consuming to prosecute or defend;

●	result in a finding that the Company does not have certain intellectual property rights or that such rights lack sufficient scope or strength;

●	divert management’s attention and resources; or

●	require the Company to license its intellectual property.

The Company may rely on trademarks or service marks to establish a market identity for its products or services. To maintain the value of the Company’s trademarks or service marks, the Company might have to file lawsuits against third parties to prevent them from using marks confusingly similar to or dilutive of the Company’s registered or unregistered trademarks or service marks. The Company also might not obtain registrations for its pending or future trademark or service marks applications and might have to defend its registered trademarks or service marks and pending applications from challenge by third parties. Enforcing or defending the Company’s registered and unregistered trademarks or service marks might result in significant litigation costs and damages, including the inability to continue using certain marks.

The laws of foreign countries in which the Company may contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States or the European Union. Adverse determinations in a judicial or administrative proceeding could prevent the Company from offering or providing its products or services or prevent the Company from stopping others from offering or providing competing services, and thereby have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company’s products, services or processes could be subject to claims of infringement of the intellectual property of others.

Claims that the Company’s products, services, business methods, or processes infringe upon the proprietary rights of others may not be asserted until after commencement of commercial sales of its offerings. Significant litigation regarding intellectual property rights exists in the Company’s industry. Third parties may make claims of infringement against the Company in connection with the use of its technology. Any claims, even those without merit, could:

●	be expensive and time consuming to defend;

●	cause the Company to cease making, licensing, or using services that incorporate the challenged intellectual property;

●	divert management’s attention and resources; or

●	require the Company to enter into royalty or licensing agreements in order to obtain the right to use a necessary feature of any proposed mobile app or other product or service.

The Company cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to the Company on acceptable terms or at all. The Company’s failure to obtain the necessary licenses or other rights could prevent the development or distribution of the Company’s products and services and, therefore, could have a material adverse effect on the Company’s business.

We may experience disruption to our servers or our software, which could cause us to lose customers.

Our ability to successfully create, manage and deliver our products and services will depend in large part on the capacity, reliability and security of our networking hardware, software and telecommunications infrastructure. Failures of our network infrastructure could result in unanticipated expenses to address such failures and could prevent our customers from effectively utilizing our products or services, which could prevent us from retaining and attracting customers. We currently have a limited disaster recovery plan in place. Our system will be susceptible to natural and man-made disasters, including global pandemics, war, terrorism, earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Such a disruption could cause us to lose customers and possibly subject our company to litigation, any of which could have a material adverse effect on our business. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could incur capital expenditures in the event of unanticipated damage. In addition, our customers will depend on Internet service providers, or ISPs, for access to our website, and our PC and mobile game. In the past, ISPs, websites and mobile apps and games have experienced significant system failures and could, in the future, experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business by preventing our customers from effectively utilizing our services.

A failure or breach of our security systems or infrastructure as a result of cyberattacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

Information security risks for technology companies have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties or may result from human error or accidental technological failure. These threats include cyberattacks, such as computer viruses, malicious code, phishing attacks or information security breaches.

Our operations will, in part, rely on the secure processing, transmission and storage of confidential proprietary and other information in our computer systems and networks. Our customers will rely on our digital technologies, computer, email and messaging systems, software and networks to conduct their operations or to utilize our products or services. In addition, to access our products and services, our customers will use personal smartphones, tablet computers and other mobile devices that may be beyond our control.

If a cyberattack or other information security breach occurs, it could lead to security breaches of the networks, systems or devices that our customers use to access our products and services which could result in the unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information (including account data information) or data security compromises. Such events could also cause service interruptions, malfunctions or other failures in the physical infrastructure or operations systems that will support our business and customers, as well as the operations of our customers or other third parties. Any actual attacks could lead to damage to our reputation with our customers and other parties and the market, additional costs to our company (such as repairing systems, adding new personnel or protection technologies or compliance costs), regulatory penalties, financial losses to both us and our customers and partners and the loss of customers and business opportunities. If such attacks are not detected immediately, their effect could be compounded.

Although we will attempt to mitigate these risks, there can be no assurance that we will be immune to these risks and not suffer losses in the future.

We are subject to the risks and uncertainties of conducting business outside the U.S.

We expect to conduct business throughout the world and may derive a substantial amount of our revenues and profits from international trade, particularly from Europe and Asia. We expect that non-U.S. sales will account for all of our total revenues and profits and, moreover, that sales in emerging markets in Asia and elsewhere will be an important part of our international sales. As such, we are, and may be increasingly, subject to risks inherent in foreign trade generally, as well as risks inherent in doing business in non-U.S. markets, including increased tariffs and duties, compliance with economic sanctions, fluctuations in currency exchange rates, shipping delays, increases in transportation costs, international political, regulatory and economic developments, unexpected changes to laws, regulatory requirements, and enforcement on us and our platform partners and differing local business practices, all of which may impact profit margins or make it more difficult, if not impossible, for us to conduct business in foreign markets.

A deterioration in relations with any country in which we have significant operations or sales, or the implementation of government regulations in such a country, could result in the adoption or expansion of trade restrictions, including economic sanctions or absolute prohibitions, that could have a negative impact on our business. For instance, to operate in China, all games must have regulatory approval. A decision by the Chinese government to revoke its approval for our planned game or to decline to approve any product we desire to sell in China in the future could have a negative impact on our business, as could delays in the approval process. Additionally, legislation may be implemented in China that may require modifications to our products and our business model to satisfy regulatory requirements, such as Chinese regulations that limit the number of hours per week children under the age of 18 can play video games. The future implementation of similar or new laws or regulations in China or any other country in which we have operations or sales may restrict or prohibit the sale of our products or may require engineering modifications to our products and our business model that are not cost-effective, if even feasible at all, or could degrade the consumer experience to the point where consumers cease to purchase such products. Changes in Chinese game approval procedures in 2018 have resulted in reduced rates of approval for games and unclear approval timeframes, making it uncertain as to if and when new products will be approved for release in China. Further, the continued enforcement of regulations relating to mobile and other games with an online element in China could have a negative impact on our business in China.

The laws of some countries either do not protect our products, brands, and intellectual property to the same extent as the laws of the U.S. or are inconsistently enforced. Legal protection of our rights may be ineffective in countries with weaker intellectual property enforcement mechanisms.

In addition, cultural differences may affect consumer preferences and limit the international popularity of games that might be popular in Europe or other western markets or require us to modify the content of the games or the method by which we charge our customers for the games to be successful. If we do not correctly assess consumer preferences in the countries in which we sell our products, it could negatively impact our business.

We are also subject to risks that our operations outside the U.S. could be conducted by our employees, contractors, third-party partners, representatives, or agents in ways that violate the Bermuda Anti-Bribery Act or other similar anti-bribery laws, as well as the Bermuda Proceeds of Crime Act or other similar financial crime laws. While we have policies, procedures, and training for our employees, intended to secure compliance with these laws, our employees, contractors, third-party partners, representatives, or agents may take actions that violate our policies. Moreover, it may be more difficult to oversee the conduct of any such persons who are not our employees, potentially exposing us to greater risk from their actions.

Our results of operations or reputation may be harmed as a result of objectionable consumer- or other third-party-created content.

Our planned games will support collaborative online features that allow consumers to communicate with one another and post narrative comments, in real time, that are visible to other consumers. Additionally, our game will allow consumers to create and share “user-generated content” that is visible to other consumers. From time to time, objectionable and offensive consumer content may be distributed within our game through these features or to gaming websites or other sites or forums with online chat features or that otherwise allow consumers to post comments. Although we expect to expend resources to promote positive play, our efforts may not be successful due to scale, limitations of existing technologies, or other factors. We may be subject to lawsuits, governmental regulation or restrictions, and consumer backlash (including decreased sales and harmed reputation), as a result of consumers posting offensive content.

Additionally, we expect to generate revenue through offering advertising within our game. The content of in-game advertisements may be created and delivered by third-party advertisers without our pre-approval, and, as such, objectionable content may be published in our games. This objectionable third-party-created content may expose us to regulatory action or claims related to content, or otherwise negatively impact our business. We may also be subject to consumer backlash from comments made in response to postings we make on social media sites such as Facebook, YouTube, and X.

Exchange rate fluctuations could negatively affect our financial condition.

We operate and plan to sell products globally, and, as a result, we expect to generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than our functional currency, the U.S. dollar, including the euro and, to a lesser extent, various other currencies. We are particularly exposed to fluctuations in the exchange rate of the U.S. dollar to the euro as a result of our French subsidiary and expected sales in the European market. Our subsidiary’s assets and liabilities are converted based on the exchange rate on the balance sheet date, and income statement items are converted based on the average exchange rate during the relevant financial period. Exchange rates have seen significant fluctuation in recent years, and significant increases in the value of the U.S. dollar relative to such currencies could have a material adverse effect on our reported financial results. As a result, any fluctuations in currency exchange rates could have a negative effect on our business, financial condition and results of operations.

COVID-19 or another pandemic, epidemic, or outbreak of an infectious disease may cause a material adverse effect on our business.

On March 11, 2020, the World Health Organization declared the novel coronavirus COVID-19 a global pandemic and recommended containment and mitigation measures worldwide.

The spread of COVID-19 has adversely impacted global economic activity and has contributed to significant volatility and negative pressure in financial markets. The pandemic has resulted, and may continue to result, in a significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity. The global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending or investing, could also impact our business and demand for our services. For instance, consumer spending and investing may be negatively impacted by general macroeconomic conditions, including a rise in unemployment, and decreased consumer confidence resulting from the pandemic. Changing consumer and investor behaviors as a result of the pandemic may also have a material impact on our revenue.

As a result of a resurgence in COVID-19, or another pandemic, epidemic, or outbreak of an infectious disease, our business could be subject to additional governmental regulations, including updated COVID-19 protocols, which could have a material impact on our business.

We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having COVID-19 or another infectious disease, which could require quarantine of some or all such employees or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which COVID-19 or another pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this Annual Report, including the effectiveness of vaccines and other treatments, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. To the extent COVID-19 or another pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Because purchases of our products and services are discretionary spending, if general economic conditions decline, demand for our products and services could decline.

Purchases of our planned products and services involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of products and services like ours, during periods in which favorable economic conditions prevail. As a result, our planned products and services are sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our selling and promotional expenses, in an effort to offset that reduction, and could negatively impact our business.

We are subject to data privacy governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

We are subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies and contractual obligations that apply to the collection, transmission, storage, processing and use of personal information or personal data, which, among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection, and the use of the Internet as a commercial medium are rapidly evolving, extensive, and complex, and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. The California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law, will become effective January 1, 2023. The Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws, will become effective July 1, 2023. The Utah Consumer Privacy Act, regarding business handling of consumers’ personal data, becomes effective December 31, 2023. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. Although we do not intend to carry out any substantial business activities in the United States or to become subject to these laws, we must continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the U.S., data protection laws, including the EU General Data Protection Regulation, or the GDPR, also might apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require our company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, has elevated this topic from IT staff up to the executive and board level. We may therefore spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

Our business, products, and distribution will be subject to increasing regulation in key territories. If we do not successfully respond to these regulations, our business could be negatively impacted.

The video game industry continues to evolve, and new and innovative business opportunities are often subject to new attempts at regulation. As such, legislation is continually being introduced, and litigation and regulatory enforcement actions are taking place, that may affect the way in which we, and other industry participants, may offer content and features, and distribute and advertise our products. These laws, regulations, and investigations are related to protection of minors, gambling, screen time, business models, consumer privacy, cybersecurity, data protection, accessibility, advertising, taxation, payments, intellectual property, distribution, and antitrust, among others.

For example, many foreign countries have laws that permit governmental entities to restrict or prohibit marketing or distribution of interactive entertainment software products because of the content therein. In addition, certain jurisdictions have laws that restrict or prohibit marketing or distribution of interactive entertainment software products with random digital item mechanics, which we expect our planned game to include, or subject such products to additional regulation and oversight, such as reporting to regulators, mandatory disclosure to consumers of item drop rates, and higher age ratings for products that contain such mechanics.

Further, the growth and development of electronic commerce, virtual items, and currency may prompt calls for more stringent consumer protection laws that may impose additional burdens or limitations on operations of companies such as ours conducting business through the Internet and mobile devices, including related to screen time. Also, existing laws or new laws regarding the marketing of in-app purchases, regulation of currency, banking institutions, unclaimed property, and money laundering may be interpreted to cover virtual currency or goods. Additionally, laws may limit or prevent the auto-renewal of contracts and subscriptions. Further, the European Commission has recently imposed a large antitrust fine on a number of other game publishers who had been geoblocking certain EU countries. In addition, in 2019 the World Health Organization included “gaming disorder” in the 11th Revision of the International Classification of Diseases (ICD-11), leading some countries to consider legislation and policies aimed at addressing this issue. Moreover, the public dialogue concerning interactive entertainment may have an adverse impact on our reputation and consumers’ willingness to purchase our products.

The adoption and enforcement of legislation that restricts the marketing, content, business model, or sales of our products in countries in which we do business may harm the sales of our products, as the products we are able to offer to our customers and the size of the potential audience for our products may be limited. We may be required to modify certain product development processes or products or alter our marketing strategies to comply with regulations, which could be costly or delay the release of our products. In addition, the laws and regulations affecting our products vary by territory and may be inconsistent with one another, imposing conflicting or uncertain restrictions. Failure to comply with any applicable legislation may also result in government-imposed fines or other penalties, as well as harm to our reputation.

Our business depends on our customers continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our services, which could lead to additional expenses and the loss of customers.

Our services depend on the ability of our customers to access the Internet. Currently, this access is provided by companies having significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Some of these providers have the ability to take measures including legal actions that could degrade, disrupt or increase the cost of user access to certain of our services by restricting or prohibiting the use of their infrastructure to support our services, charging increased fees to our users, or regulating online speech. Such interference could result in a loss of existing users, advertisers and goodwill, could result in increased costs and could impair our ability to attract new users, thereby harming our revenue and growth. Moreover, the adoption of any laws or regulations adversely affecting the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our services and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the Internet and, in particular, Internet neutrality, in the U.S. is subject to uncertainty.

To the extent any laws, regulations or rulings permit Internet service providers to charge some users higher rates than others for the delivery of their content, Internet service providers could attempt to use such laws, regulations or rulings to impose higher fees or deliver our content with less speed, reliability or otherwise on a non-neutral basis as compared to other market participants, and our business could be adversely impacted. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anticompetitive practices impeding both our and our customers’ domestic and international growth, increasing our costs or adversely affecting our business. Additional changes in the legislative and regulatory landscape regarding Internet neutrality, or otherwise regarding the regulation of the Internet, could harm our business, operating results and financial condition.

Our business could be affected by new governmental regulations regarding the Internet.

To date, government regulations have not materially restricted use of the Internet in most parts of the world. However, the legal and regulatory environment relating to the Internet is uncertain, and governments may impose regulation in the future. New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet or regulatory agencies may begin to more rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. The adoption of any new laws or regulations, or the narrowing of any safe harbors, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business or prevent us from delivering our products and services over the Internet or in specific jurisdictions, which could harm our business and our results of operations.

We operate in non-U.S. markets and are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, as well as anti-corruption laws and regulations in other countries. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We may be or become subject to various United States and non-U.S. anti-corruption laws, or Anti-Corruption Laws, including the FCPA and the Bermuda Bribery Act 2016 in Bermuda. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business. Our business operations also must be conducted in compliance with applicable economic sanctions laws and regulations, or Trade Controls, including rules administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of State, the United States Department of Commerce, the United Nations Security Council and other relevant authorities.

We strive to conduct our business activities in compliance with applicable Anti-Corruption Laws and Trade Controls, and we are not aware of issues of historical noncompliance. However, we cannot guarantee full compliance currently or in the future. Violations of Anti-Corruption Laws or Trade Controls, or even allegations of such violations, could result in civil or criminal penalties, as well as adversely affect our business, financial condition and results of operations. Further, changes to the applicable laws and regulations, and/or significant business growth, may result in the need for increased compliance-related resources and costs.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank Corp., or Signature, and Silvergate Capital Corp. were each swept into receivership. Additionally, on March 19, 2023, Credit Suisse collapsed and was bought by UBS. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we are not a borrower under or party to any material letter of credit or any other such instruments with SVB, Signature or any other financial institution currently in receivership, if we enter into any such instruments and any of our lenders or counterparties to such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our partners, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to credit agreements and arrangements with these financial institutions, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of these financial institutions and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program.

Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, any financial institutions with which we enter into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These risks include, but may not be limited to, the following:

●	delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

●	inability to enter into credit facilities or other working capital resources;

●	potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; or

●	termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses or other obligations, financial or otherwise, result in breaches of our financial and/or contractual obligations, or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our partners, vendors or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a partner may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a vendor or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. The bankruptcy or insolvency of any partner, vendor or supplier, or the failure of any partner to make payments when due, or any breach or default by a partner, vendor or supplier, or the loss of any significant supplier relationships, could cause us to suffer material losses and may have a material adverse impact on our business.

Risks Related to the Ownership of Our Class B Common Shares

Our dual class voting structure has the effect of concentrating the voting control to holders of our Class A Common Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Common Shares due to exclusion from certain stock market indices.

We adopted a dual class voting structure such that our common shares consist of Class A Common Shares and Class B Common Shares, and we are authorized to issue any number of classes of preference shares. Class A Common Shares are entitled to 20 votes per share on proposals requiring or requesting shareholder approval, and Class B Common Shares are entitled to one vote on any such matter. Class A Common Shares may be voluntarily converted into Class B Common Shares. A transfer of Class A Common Shares will result in their automatic conversion into Class B Common Shares upon such transfer, except that the transfer of Class A Common Shares to another holder of Class A Common Shares will not result in such automatic conversion. A transfer of Class A Common Shares from one holder of Class A Common Shares to another holder of Class A Common Shares may have the effect of further concentrating control or permitting the transfer of control of the company to such holder. Class B Common Shares are not convertible.

Emanuele Filiberto di Savoia, our Chief Executive Officer and a member of our board of directors, owns 6,000,000 of our outstanding Class A Common Shares, which amounts to 120,000,000 votes. As of the date of this Annual Report, there are 9,400,000 Class A Common Shares outstanding representing voting power of 188,000,000 votes, 4,475,000 Class B Common Shares outstanding representing voting power of 4,475,000 votes, and no preference shares outstanding. As a result, out of a total of 13,875,000 outstanding common shares representing total voting power of 192,475,000 votes, Mr. di Savoia controls approximately 62.4% of the voting power as of the date of this Annual Report. Mr. di Savoia will have the ability to control the outcome of most matters requiring shareholder approval, including:

●	the election of our board and, through our board, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

●	mergers, de-mergers and other significant corporate transactions;

●	changes to our constitution; and

●	our capital structure.

This voting control and influence may discourage transactions involving a change of control of our company, including transactions in which you, as a holder of our Class B Common Shares, might otherwise receive a premium for your shares.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices to partially or fully exclude companies with multiple classes of shares from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common shares may prevent the inclusion of the Class B Common Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class B Common Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class B Common Shares.

There has been no prior public market for our Class B Common Shares and an active and liquid market may fail to develop, which could harm the market price of our Class B Common Shares.

There has been no public market for our Class B Common Shares. We intend to apply to quote our Class B Common Shares on OTCQB following this Annual Report. Although we anticipate our Class B Common Shares being approved to quote on OTCQB, an active trading market for our Class B Common Shares may never develop or be sustained. In the absence of an active trading market for our Class B Common Shares, investors may not be able to sell their Class B Common Shares at or above the price they paid or at the time that they would like to sell. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or assets by using our shares as consideration.

A significant portion of our Class B Common Shares may be sold into the public market in the near future, which could cause the market price of our Class B Common Shares to drop significantly, even if our business is doing well.

Future sales of our Class B Common Shares in the public market and the availability of Class B Common Shares for future sale could adversely affect the market price of our Class B Common Shares prevailing from time to time. Certain of our Class B Common Shares currently outstanding are not available for sale due to contractual restrictions on transfers of our Class B Common Shares under certain lock-up agreements. Upon the expiration of these lock-up agreements, Class B Common Shares will be eligible for sale 180 days after the date our Class B Common Shares are listed on a national securities exchange, provided that Class B Common Shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144 under the Securities Act, or Rule 144. Additionally, these lock-up agreements may be waived at any time. Furthermore, under our bye-laws, we are authorized to issue up to 430,000,000 Class B Common Shares, of which 4,475,000 shares are outstanding. Sales of substantial numbers of Class B Common Shares, or the perception that these sales could occur, could adversely affect prevailing market prices for our Class B Common Shares and could impair our future ability to raise equity capital.

In addition, the Class B Common Shares subject to our 2023 Plan and the Class B Common Shares reserved for future delivery under the 2023 Plan may become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. We may file one or more registration statements on Form S-8 with the SEC, covering our Class B Common Shares available for future issuance under the Plan. Upon effectiveness of such registration statements, any Class B Common Shares subsequently issued under such Plan will be eligible for sale in the public market, except to the extent that they are restricted by any lock-up agreements and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the Class B Common Shares issued under the Plan in the public market could have an adverse effect on the market price of our Class B Common Shares. If these additional Class B Common Shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our Class B Common Shares could decline substantially.

Future issuances of our Class B Common Shares or securities convertible into, or exercisable or exchangeable for, our Class B Common Shares, or the trading of outstanding common shares, could cause the market price of our Class B Common Shares to decline and would result in the dilution of your holdings.

Future issuances of our Class B Common Shares or securities convertible into, or exercisable or exchangeable for, our Class B Common Shares, or the trading of outstanding common shares, could cause the market price of our Class B Common Shares to decline. We cannot predict the effect, if any, of future issuances of our securities on the price of our Class B Common Shares. In all events, future issuances of our common shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our Class B Common Shares.

Future issuances of debt securities, which would rank senior to our Class B Common Shares upon our bankruptcy or liquidation, and future issuances of preference shares, which could rank senior to our Class B Common Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Class B Common Shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Class B Common Shares. Moreover, if we issue preference shares, the holders of such preference shares could be entitled to preferences over holders of Class B Common Shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preference shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Class B Common Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Class B Common Shares.

Our operating results and share price may fluctuate, and you could lose all or part of your investment.

Our operating results are likely to fluctuate in the future as a public company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above the price you paid or at all. Our operating results and the trading price of our Class B Common Shares may fluctuate in response to various factors, including:

●	market conditions in the broader stock market;

●	actual or anticipated fluctuations in our financial and operating results;

●	introduction of new products or services by us or our competitors;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	changes in debt ratings;

●	results of operations that vary from expectations of securities analysts and investors;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	strategic actions by us or our competitors;

●	announcement by us, our competitors, or our vendors of significant contracts or acquisitions;

●	sales, or anticipated sales, of large blocks of our Class B Common Shares;

●	additions or departures of key personnel;

●	regulatory, legal, or political developments;

●	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	litigation and governmental investigations;

●	changing economic conditions;

●	changes in accounting principles; and

●	other events or factors, including those from natural disasters, pandemics, wars, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Class B Common Shares to fluctuate substantially. While we believe that operating results for any particular period are not necessarily a meaningful indication of future results, fluctuations in our operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes brought securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Class B Common Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Class B Common Shares could decline.

The trading market for our Class B Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class B Common Shares, changes their opinion of our Class B Common Shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class B Common Shares could decrease and we could lose visibility in the financial markets, which could cause our Class B Common Shares and trading volume to decline. In addition, we may be expected to provide various measures of financial guidance, and, if we do not meet any financial guidance that we may provide to the public, if we do not meet expectations of securities analysts or investors, or if our guidance is misunderstood by securities analysts or investors, the trading price of our Class B Common Shares could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

We have never paid cash dividends on our securities and do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on any class of our common shares to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common shares. Accordingly, investors must be prepared to rely on sales of their Class B Common Shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our Class B Common Shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

Our business is subject to various taxes in different jurisdictions (mainly France), which include, among others, the French corporate income tax (“IS”), local economic contribution tax (“CET”), value added tax (“VAT”), excise duty, registration tax and other indirect taxes. We are exposed to the risk that our overall tax burden may increase in the future.

Changes in tax laws or regulations, or in the position of the relevant French and non-French authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retroactively, could have a material adverse effect on our business, results of operations and financial condition. These changes include the introduction of a global minimum tax at a rate of 15% under the Two-Pillar Solution to Address the Tax Challenges of the Digitalisation of the Economy, agreed upon by over 130 jurisdictions under the Organisation for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting and to be implemented as from January 1, 2024.

In addition, tax laws are complex and subject to subjective valuations and interpretive decisions, and we periodically may be subject to tax audits aimed at assessing our compliance with direct and indirect taxes. The tax authorities may not agree with our interpretations of, or the positions we have taken or intend to take on, tax laws applicable to our ordinary activities and extraordinary transactions. In case of challenges by the tax authorities to our interpretations, we could face long tax proceedings that could result in the payment of additional tax and penalties, with potential material adverse effects on our business, results of operations and financial condition.

If a United States person is treated as owning at least 10% of any class of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of any class of our common shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Our group includes one or more U.S. subsidiaries, and, as a result, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation (although recent regulations significantly limit the application of these rules). A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether the controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations may subject U.S. shareholders to significant monetary penalties and may prevent the statute of limitations with respect to their U.S. federal income tax return for the year for which reporting was due from starting. An individual who is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a U.S. shareholder with respect to any of such controlled foreign corporations or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. U.S. investors should consult their advisors regarding the potential application of these rules to an investment in our Class B Common Shares.

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

With respect to any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the rules and regulations promulgated thereunder, we note, however, that Section 22 of the Securities Act provides jurisdiction for U.S. federal courts over offenses and violations under the Securities Act or the rules and regulations thereunder and generally provides concurrent jurisdiction for U.S. federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and Section 27 of the Exchange Act creates exclusive U.S. federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

With respect to any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act provides jurisdiction for federal courts over offenses and violations under the Securities Act or the rules and regulations thereunder and generally provides concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, section 14 of the Securities Act and section 29(a) of the Exchange provide that any “condition, stipulation, or provision” waiving compliance with any provision of either act is void.

The provisions of our bye-laws described above will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

We have provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include, among others:

●	restrictions on the time period in which directors may be nominated;

●	the prohibition of cumulative voting in the election of directors, which prevents a shareholder from casting all the votes to which the shareholder is entitled on a single director;

●	the requirement for shareholders wishing to propose a person for election as a director (other than persons proposed by our board of directors) to give advance written notice of nominations for the election of directors;

●	directors only to be removed for cause; and

●	our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Legislation enacted in Bermuda as to economic substance may affect our operations.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service centre, intellectual property and holding entities.

Based on the ES Act as currently understood, for so long as our company is a non-resident entity, it is not required to satisfy any such economic substance requirements other than providing the Bermuda Registrar of Companies annually information on the jurisdiction in which it claims to be resident for tax purposes together with sufficient evidence to support that tax residence. Although it is presently anticipated that the ES Act will have little material impact on our company or its operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of the ES Act on our company.

We may need or be required to have employees in Bermuda but may not be able to obtain the required work permits under Bermuda law.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of Permanent Residents’ Certificates and holders of Working Residents’ Certificates) may not engage in any gainful occupation in Bermuda without a valid government work permit. A work permit may be granted or renewed upon showing that, after proper public advertisement, no Bermudian, spouse of a Bermudian, or holder of a Permanent Resident’s or Working Resident’s Certificate who meets the minimum standards reasonably required by the employer has applied for the job. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. Although we currently have no employees in Bermuda, in the future our success may depend in part on the service of key employees in Bermuda, including if the Bermudian authorities were to find that the ES Act (described above) applies to our business. Should we not be able to recruit suitable Bermudian employees, or obtain work permits for prospective non-Bermudian employees, we may not be able to use their services, which could have a material adverse effect on our business, financial condition and results of operations.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we may incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”), rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS as required by Bermudian law. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the shares in this offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act. As a result, we will be permitted to, and intend to, rely on provisions providing for certain exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of an emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common shares.

Certain of our major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Emanuele Filiberto di Savoia, our Chief Executive Officer and a member of our board of directors, may be deemed to beneficially own approximately 62.4% of the total voting power of our issued and outstanding shares, Daniel Joseph McClory, our Executive Chairman and a member of our board of directors, may be deemed to beneficially own approximately 26.0% of the total voting power of our issued and outstanding shares, and Jean-Claude Sindres, our Chief Strategy and Creative Officer, may be deemed to beneficially own approximately 9.4% of the total voting power of our issued and outstanding shares. There may be real or apparent conflicts of interest with respect to matters affecting such shareholders and their affiliates whose interests in some circumstances may be adverse to our interests.

For so long as such shareholders continue to own a significant percentage of the voting power of our common shares, they will be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such shareholders continue to own a significant percentage of the voting power of our common shares, they may be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Class B Common Shares as part of a sale of our company and ultimately might affect the market price of our Class B Common Shares.

If our Class B Common Shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on a national securities exchange and if the price of our Class B Common Shares is less than $5.00, our Class B Common Shares could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Class B Common Shares, and therefore shareholders may have difficulty selling their shares.

ITEM 4. INFORMATION ON THE COMPANY

4.A.  History and Development of the Company

Our Corporate History

We were incorporated pursuant to the laws of Bermuda as The RoyaLand Company Ltd., an exempted company with limited liability, on October 18, 2022. On January 28, 2022, RoyaLand Company, a Nevada corporation, or RoyaLand Company, was formed, and subsequently conducted private placements, as described below. On November 28, 2022, we acquired RoyaLand Company in a share exchange transaction in which its shareholders became our shareholders and RoyaLand Company became our wholly-owned subsidiary, as described below. OAPLT, a French joint stock company (société par actions simplifiée), or OAPLT, was formed on November 24, 2017. On November 29, 2022, OAPLT was acquired by us from its shareholders and became our wholly-owned subsidiary, as described below.

On August 12, 2022 and September 30, 2022, RoyaLand Company conducted private placements of shares of Class B Common Stock, and entered into certain subscription agreements with a number of (i) “accredited investors” as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, RoyaLand Company issued 2,000,000 shares of Class B Common Stock at $0.25 per share for a total of $500,000. The shares were subsequently exchanged for Class B Common Shares as described below. The Class B Common Shares that the private placement investors now hold as a result of these transactions are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions.

On October 25, 2022, we issued 1,000,000 Class A Common Shares in connection with the incorporation of The RoyaLand Company Ltd., at an issue price of $0.0002 per share, for a total consideration of $200. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

On November 28, 2022, we entered into a share exchange agreement with RoyaLand Company and its stockholders, pursuant to which all the stockholders of RoyaLand Company exchanged their shares for an equal number of shares in the Company, except for Emanuele Filiberto di Savoia, Pinehurst Partners, LLC, and Jean-Claude Sindres, who received the amount of shares they had in RoyaLand Company minus the amount of Company shares they subscribed for on October 25, 2022. As a result, the share exchange became effective under Nevada and Bermuda law, and RoyaLand Company became our wholly-owned subsidiary.

On November 29, 2022, we entered into a share purchase agreement as buyer with the shareholders of OAPLT as sellers, pursuant to which we purchased all of OAPLT’s share capital for cash of $132,988 and the option for the sellers to subscribe for up to 75,000 Class B Common Shares of the Company at a maximum price of $0.50 per share. As a result, the share purchase became effective under French law, and OAPLT became our wholly-owned subsidiary. On November 29, 2022, the sellers exercised their option to subscribe for 75,000 Class B Common Shares for $0.50 per share in reliance upon the provisions of Regulation S promulgated under the Securities Act.

On January 6, 2023, Emanuele Filiberto di Savoia, our Chief Executive Officer and director, transferred 500,000 Class A Common Shares to Arturo Barone, which upon transfer were automatically converted to 500,000 Class B Common Shares.

On March 23, 2023, Jean Claude Sindres, our Chief Strategy and Creative Officer, transferred 100,000 Class A Common Shares to Neurosciences Research International – FZCO, which upon transfer were automatically converted to 100,000 Class B Common Shares.

On June 14, 2023, Daniel Joseph McClory, our Executive Chairman and director, transferred 180,000 Class B Common Shares to each of Grant McClory, Pierce McClory, and Shaye McClory and 60,000 Class B Common Shares to Alberto Libanori, our director.

On March 3, 2023, March 28, 2023, May 4, 2023, June 30, 2023, July 14, 2023 and July 18, 2023, we conducted private placements of Class B Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 825,000 Class B Common Shares at $1.00 per share for a total of $825,000. The shares are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. Boustead Securities, LLC (“Boustead”) acted as placement agent in these private placements. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $57,750, or 7% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of $8,250, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead five-year warrants to purchase up to 57,750 Class B Common Shares in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

On May 31, 2023, we entered into advisor agreements with seven consultants, pursuant to which we issued 25,000 Class B Common Shares under the 2023 Plan as compensation for services, for a total issuance of 175,000 Class B Common Shares.

On July 21, 2023, we conducted a private placement of units of securities, consisting of (i) one Class B Common Share and (ii) a three-year-term warrant to purchase 2.5 Class B Common Shares (the “Units”), and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 500,000 Units at $1.00 per Unit for a total of $500,000. The Units are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. Boustead acted as placement agent in this private placement. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $35,000, or 7% of the gross amount actually received by the Company in the private placement, and a non-accountable expense allowance of $5,000, or 1% of the gross amount actually received by the Company in the private placement, we agreed to issue Boustead five-year warrants to purchase up to 35,000 Class B Common Shares in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

On March 8, 2024, April 17, 2024, and April 24, 2024, we conducted private placements of Class B Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 300,000 Class B Common Shares at $1.00 per share for a total of $300,000. The shares are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. Boustead acted as placement agent in these private placements. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $21,000, or 7% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of $3,000, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead five-year warrants to purchase up to 21,000 Class B Common Shares in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

4.B.  Business Overview

Overview

RoyaLand is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around a mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. We are actively focused on developing what we believe to be a novel, interactive and immersive game based on a player-empowered design. We plan to build proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with what we consider to be premium incremental in-game content.

We are developing TheRoyal.Land and myRoyal.World in collaboration with our founder, the Monaco-based grandson of the last King of Italy, Emanuele Filiberto di Savoia, who claims the titles of His Royal Highness, Prince of Venice, and Prince of Piedmont and is also referred to in this prospectus as the hereditary “Prince of Italy.” In addition, with the support of and affiliation with seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho, and Mecklenburg collectively referred to as the Royal Families, TheRoyal.Land is intended to deliver this unique past-meets-future entertainment experience.

We believe that TheRoyal.Land will introduce the first historically inspired monarchy-based MMORPG, founded by the Prince of Italy and reinforced by the Royal Families.

Our objective is to connect and engage with players from around the world through royalty-themed entertainment by becoming a worldwide leader in the development, publishing, and distribution of high-quality interactive entertainment content and services, as well as related media, that deliver engaging entertainment experiences to our network of connected players on a year-round basis. Players, in their selected roles, will represent every part of TheRoyal.Land society. From the Artisans that guide the skilled trades of old to the Knights and Squires that guard the Realm. From Prisoner to Prince, each role will hold specific purposes, abilities, skills, chances for advancement, and adventures.

We are currently in the development phase for TheRoyal.Land and myRoyal.World. On June 30, 2023, we entered into a project agreement with Neosperience S.p.A., or Neosperience, pursuant to which Neosperience will design and develop TheRoyal.Land using its proprietary technology. Neosperience plans to use its models to create complex and dynamic in-game environments and realistic and emotive characters and to assist with dynamically adjusting the difficulty level and game balance in real time based on player behavior and performance to keep the game challenging yet rewarding. For example, Neosperience’s technology is designed to imbue non-player characters, or NPCs, with various behaviors, which we believe makes them seem more lifelike and responsive thereby enhancing player immersion and creating a more engaging gameplay experience. Additionally, Neosperience intends to use advanced modeling and rendering techniques to create realistic player characters and NPCs that dynamically interact utilizing a full range of human-like emotions, reactions and movements giving them a depth of character which we believe is rarely seen in video games.

As of the date of this Annual Report, the expected cost to ready the game for beta version release is approximately $500,000 to $1 million. The pre-production playable beta version of TheRoyal.Land is expected to be released by the end of the first quarter of calendar year 2025. Unforeseen delays in product development, turnover of resources and lack of capital may impact our delivery timeline. In addition, we have secured the domains, TheRoyaLand.online and TheRoyaLand.io, on which we expect to host TheRoyal.Land, and have finished website development for TheRoyal.Land. We are also in the early stages of discussions with media companies to develop myRoyal.World media assets for various streaming platforms. We plan to add additional internal resources to ensure the quality and timely delivery of TheRoyal.Land and myRoyal.World’s assets and experiences.

Our Industry

We believe TheRoyal.Land is at the nexus of several expanding markets in the video games market, with worldwide revenue expected to grow to approximately $282.3 billion in 2024 according to Statista (Statista, Video Games – Worldwide, March 2024). The most relevant segments of the video games market to our business are mobile games and online games.

Mobile Games

Mobile games are gaming applications for smart devices such as smartphones and tablets. Leading app stores like Google’s Play Store and Apple’s App Store offer paid app downloads (single purchases) and freemium games that are free to download but usually allow in-app purchases for more or special content or access. Physical games for mobile consoles/handhelds and free-to-play gaming apps are not included.

●	Revenue in the mobile games segment is projected to reach approximately $98.74 billion in 2024.

●	Revenue is expected to show a compound annual growth rate, or CAGR, of approximately 6.39% from 2024 to 2027, resulting in a projected market volume of approximately $118.9 billion by 2027.

●	In the mobile games segment, the number of users is expected to amount to approximately 1.9 billion users by 2027.

●	User penetration will be approximately 22.1% in 2024 and is expected to hit approximately 23.3% by 2027.

●	In a global comparison, most revenue will be generated in China (approximately $34.66 billion in 2024).

●	The average revenue per user, or ARPU, in the mobile games segment is projected to amount to approximately $57.64 in 2024.

(Statista, Mobile Games – Worldwide, March 2024)

Online Games

Online games include massively multiplayer online games, or MMOGs, and casual and social games that can be played directly in the internet browser or with software that is installed on the user’s device. This category covers subscription-based games, e.g., World of Warcraft, and free-to-play games with in-game purchases for additional premium content or functionalities, e.g., Fortnite.

●	Revenue in the online games segment is projected to reach approximately $27.97 billion in 2024.

●	Revenue is expected to show a CAGR of approximately 5.20% from 2024 to 2027, resulting in a projected market volume of approximately $32.56 billion by 2027.

●	In the online games segment, the number of users is expected to amount to approximately 1.2 billion by 2027.

●	User penetration will be approximately 15.1% in 2024 and is expected to hit approximately 15.8% by 2027.

●	In a global comparison, most revenue will be generated in China (approximately $6.53 billion in 2024).

●	The ARPU in the online games segment is projected to amount to approximately $23.88 in 2024.

(Statista, Online Games – Worldwide, March 2024)

Our Market Opportunity

We believe that royal families and their societies remain of great interest to the public, as reflected in popular series with royalty-related themes such as “Downton Abbey” and “The Crown.” In our view, the passing in September 2022 of Her Majesty Queen Elizabeth II of England and the transition to her son, King Charles III, has also brought heightened attention and relevance to the royalty market. We plan on relying on the following marketing campaigns and approaches to penetrate the market:

●	Hosting X Spaces on Gaming: We will host real-time conversations using X Spaces, a feature within X that allows for live audio conversations, for our followers and players to discuss the state of gaming, primarily MMORPGs and mobile games.

●	Releasing Video Teasers: We plan to release short video teasers to develop and solidify interest in our suite of experiences, which will include in-game cut scenes and gameplay.

●	Hosting contests: We plan to develop strong communities, both online and offline, and plan to keep these communities engaged by hosting a variety of contests involving TheRoyal.Land.

●	Utilizing X and Instagram Ads: We plan to utilize ads on social media, such as X and Instagram, to increase awareness of TheRoyal.Land and build a loyal following in collaboration with key vendors and advertising experts.

●	Developing YouTube Sponsorships: We believe influencers have been essential for brands and we plan to curate our social media influencers for TheRoyal.Land, with a particular focus on YouTube.

Our Business Model and Revenue Drivers

We expect to offer players many ways to experience our royalty-centered world and adventures and interact with our community.

TheRoyal.Land

We seek to build a strong, established franchise through compelling content and by expanding our community to reach as many consumers as possible by offering our content on multiple platforms, particularly mobile, the largest and fastest growing platform, and delivering compelling experiences across multiple business models, including premium, free-to-play, and subscription-based.

Our main planned product is TheRoyal.Land. We expect players to be attracted to its novel game mechanics and the community we are actively developing. Also, we plan on providing creative tools for the community to engage more deeply with our content and experiences. We plan to use these attributes to enable an engaged community, a fluid gaming experience, and tight cybersecurity.

As part of this experience, we believe it would enable two types of business opportunities:

Business-to-Consumer Opportunities

Our business-to-consumer strategy centers on our players, their needs and feelings, once they come into contact with our user-centered game and immersive royal experience. We plan to derive revenue from selling premium accessories, such as unique skins, weapons, and tools, and access to more quests, missions, and areas within TheRoyal.Land. Additionally, we plan to derive revenue from sales to players of plots of virtual land, buildings, and other structures in TheRoyal.Land, which is designed to replicate real-world venues and other related locations portrayed in TheRoyal.Land.

Business-to-Business Opportunities

Our business-to-business strategy is focused on onboarding large brands and companies so that they can deploy their digital strategy and product marketing around TheRoyal.Land, reaching what we believe will be our diverse and dynamic community. We plan to work with other businesses to extend their brands inside TheRoyal.Land, and we expect to develop further collaborative relationships with them. Currently, we plan to offer in-game advertising and virtual land sales to businesses as TheRoyal.Land is being designed to be an immersive world. While traversing our game, players may see products and stores from real-life companies or brands. We expect to be able to sell these brands advertising space and virtual land in TheRoyal.Land.

myRoyal.World

We plan to provide real-life experiences to complement TheRoyal.Land and our virtual engagement with our customers to immerse them in a royal experience; hence, myRoyal.World would provide the following offline experiences:

●	Media production: Utilizing our partnerships with the Royal Families, we plan to jointly promote our royal experience by creating television shows and movies in collaboration with leading streaming platforms, such as Netflix, Amazon Prime or Disney, and are in the early stages of discussions with media companies.

●	Merchandise: We plan to offer TheRoyal.Land themed merchandise, such as t-shirts, hats and caps and hoodies, and tickets to TheRoyal.Land based events, such as virtual and live appearances with the Royal Families and the launches of our mobile and online games. We do not currently have any merchandise or events scheduled.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Unique video game experience. We intend to provide authentic and unique royalty-based digital and physical products and experiences, including TheRoyal.Land, an MMORPG with experiences and fun game mechanics that immerse the player at any game stage, whether they are just starting or have already logged hundreds of hours of gameplay. TheRoyal.Land is being planned by the Royal Families to be an immersive, strategic, role-playing action game within a historically based setting.

●	Solid community. A game without a community has no future, which is why we are endeavoring to develop a stable game community and video game that connects game creators and game players. We believe an enthusiastic community will constantly improve the gaming experience. We envision the game creators and developers interacting with the players to continuously receive feedback so we can offer players a game that better meets our founders’ goals and the expectations of the players. We plan to enable players to communicate with each other, help each other, form coalitions, and elect the Queen or King for the game’s upcoming months/seasons.

●	Actual ownership. We plan to enable a player to be the owner of their avatar representing their digital identity utilizing traditional in-game purchase methods customary for MMORPGs.

Growth Strategies

The key elements of our strategy to expand our business include the following:

●	Utilizing the brands of the Royal Families. We plan to capitalize on the brand rights relating to the legacies of the Royal Families mentioned above, including any currently held royal titles, followers, and brands, by enabling them to transition to the virtual worlds we intend to create together.

●	Developing unique, player-owned, and tradeable avatars. We plan to create engaging, attractive, functional, and, ultimately, purchasable and tradable avatars for TheRoyal.Land for our players and community.

Our Game – TheRoyal.Land

Currently Envisioned Game Synopsis

In the Year 500, the Realm was split into the Ten Lands. Each Land, in turn, was gifted with a part of the divinely protected Queen Saël Demidea in the form of a Divine Artifact. These ten Divine Artifacts imbue each Land with its own identity and birthright.

(This is a pre-launch screenshot from TheRoyal.Land which is subject to change prior to release.)

For another 808 years, Queen Saël ruled over these Lands, and she brought peace, prosperity, and order.

But now? Chaos and division rule. A shattered monarchy, spoiled by savagery, awaits either divine deliverance or destruction. With Queen Saël’s unexpected death and loss of her divine protection, the Ten Lands have fallen into turmoil and rivalry. And Saël’s heirs contemplate their path to the vacant seat of power.

Some may be worthy, and some may not. Only the Test of the Forge will decide each fate: To pass the Test, a royal claimant must find and plunge a Divine Artifact into the eternal flames of the Forge. Either wisdom and worth or madness and destruction may follow. Both legitimate and illegitimate heirs plot to ascend to the throne, but at what cost to themselves or the people of TheRoyal.Land?

But what of you? You are the people. Be you Duke, Duchess, Farmer, or Artisan - the choice is yours. You ply the earth or wield the sword to further yourself, your people, and your Land.

Countess, Duke, Baroness, or Marquis. You are the nobility of TheRoyal.Land. In service to Queen Saël, your charge is to aid the Royal Court. To rule in the Queen’s name and carry out the royal charge. But now? To whom shall you pledge your loyalty?

Dame or Knight. Your mission is simple: To serve and defend the Royal Court and the people. But you have yet much work to do. The wastelands crawl with vile beasts and strange creatures. And nothing but a shadow rests upon the throne. And if there is to be war? Where would your loyalty lie then?

Farmer and Artisan. You are the providers. You feed, clothe, and fend for the people. Your work is hard but profitable. Through your trades, you earn $Royal with which to support your family. You pay your taxes. You are the wealth of the Realm. But whose Realm will it be now?

And the Prisoners, you are too in the Realm. You are the rogue—the liar and a thief. Your disloyalty and dishonesty have cost you your freedom but haven’t hampered your ambition. Will you do your penance for liberty... Or to whom shall you lie, cheat, or steal to alter your present condition? The darkest souls are the most difficult to see in a fallen world. Atonement, however, always offers a path to honor and redemption should that road be chosen.

MMORPG Designed to Have Universal Appeal

TheRoyal.Land is intended to merge conventional MMORPG experiences with the dynamics of offline events and interactions, providing a full royal-themed experience. Players are expected to be able to select from various preferred roles in TheRoyal.Land social structure, from farming to royalty. Each avatar is planned to offer specialized skills and attributes. Each character class is designed to have its unique way of earning TheRoyal.Land in-game currencies as the game is played.

Experienced PC and console gamers are expected to revel in a fantasy world. We are designing TheRoyal.Land to enable players to explore, quest, compete, and collaborate with others across the Ten Lands. We expect that players will be able to build, craft, sell, and command to expand their wealth, reputation, and experience.

We are developing a framework for an MMORPG and the licensing of its real-world merchandise with the Royal Families, while building TheRoyal.Land community with a series of initiatives, including:

●	X “Ask Management Anything” online chat sessions and community hub introducing TheRoyal.Land concept, experiences, and the ability to interact directly with the Royal Families in this leading social media communications environment.

●	Discord site and community hub furthering TheRoyal.Land concept, experiences, and planned MMORPG environment.

Planned Features

Based on a mythical monarchy inspired by the Royal Families, TheRoyal.Land is planned for launch with the following planned features:

●	Play to earn in-game reward currency. This is planned to be the primary medium of exchange between players and is expected to serve as the principal source of rewards, potentially allowing them to buy premium accessories.

●	Premium incremental in-game content. We plan to offer players enhanced experiences and customization opportunities by releasing premium total in-game content in character accessories such as unique skins, weapons, and tools; access to more quests, missions, and areas within TheRoyal.Land game, and more building and design options. We expect that these digital revenue streams will be more recurring and have relatively higher profit margins.

Essential Design Elements Expected to be Included in TheRoyal.Land

TheRoyal.Land is currently in development, but we expect it to have the following essential design elements. At the beginning of the game, the player will choose which character class they would like to be, ranging from a prisoner to a duke. This choice will decide which quests and missions the player will be given. The character’s quests can vary from simple actions to economic and social interactions with other players in the community. Every six months, the community of players can elect their Queen or King. The status of Queen or King will give access to powerful advantages in TheRoyal.Land, such as greater decision-making power, receiving accessories for one’s character, receiving a plot of land or castle, buying or trading more raw materials, and more.

TheRoyal.Land is planned to offer immersive play-and-earn opportunities through trades, collecting taxes, completing specific tasks, and building prosperous TheRoyal.Land related careers, players are expected to be able to earn valuable in-game currencies to deepen and extend their gameplay.

We believe that TheRoyal.Land will introduce the first historically inspired monarchy-based MMORPG, founded by the Prince of Italy and reinforced the Royal Families. Players, in their selected roles, will represent every part of TheRoyal.Land society. From the Artisans that guide the skilled trades of old to the Knights and Squires that guard the Realm. From Prisoner to Prince, each role will hold specific purposes, abilities, skills, chances for advancement, and adventures.

From farming to fiefdoms, TheRoyal.Land is expected to create an enchanting world for gamers to master. Players are expected to be able to make their way through these lands, participate in deep storylines and enjoy distinctive graphic designs.

TheRoyal.Land Characters as Currently Envisioned

QUEEN/KING: The Queen and King will be elected by popular vote of the community every six months. This will be a title that any other character class can be elected to and will give access to powerful advantages in TheRoyal.Land, such as greater decision-making power, receiving accessories for one’s character, receiving a plot of land or castle, buying or trading more raw materials, and more.

PRINCE/PRINCESS: The Prince/Princess will be in charge of one of the Ten Lands and will give the military, judicial and financial directives to the Marquis/Marquise, Count/Countess and Duke/Duchess, respectively. They will rule over their Land with divine wisdom and must be level-headed in their decisions, lest they succumb to madness.

DUKE/DUCHESS: The Duke/Duchess will be in charge of royal finances. The Duke/Duchess must manage all financial aspects of their domains. They will be in direct contact with the Prince/Princess, the citizens creating the natural wealth, and the Barons/Baronesses. They must be strategic in prioritizing construction and the distribution of men, materials, and gold. They will have only one goal, that their people prosper against the enemy.

COUNT/COUNTESS: The Count/Countess will be the great administrator of royal justice. Exercising the functions of witness, lawyer respectively, and judge to apply the divine laws of the kingdom, they will monitor the populations in search of misdeeds, treacheries, impostors, scammers, spies, and conspiracies to have these perpetrators brought to justice and locked up. They will have the heavy task of assigning roles to each new prisoner according to his abilities.

MARQUIS/MARQUISE: The Marquis/Marquise will carry out their military duties on the lands of TheRoyal.Land and report directly to the Prince/Princess. As the possessor of territory, their title of nobility will place them above that of the Knight/Dame. They will also rank as generals in TheRoyal.Land army thanks to their military power and ability to master the art of war.

BARON/BARONESS: The Baron/Baroness will owe homage to the Duke/Duchess and Count/Countess. They must be elegant and refined and carry the kingdom’s colors beyond its borders. Diplomatic missions, espionage, commodities exchanges, materials, techniques, or tough negotiations will be within their role, so the Baron must know how to be versatile. Master of arms by education, they will also vigorously defend the wealth and international stature of the kingdom.

KNIGHT/DAME: The Knight/Dame will be known for bravery, power, and courage. When admitted into the order of chivalry, they will acquire a title of nobility of a higher degree than that of Soldier, with a fitting combat mount. They must use their expertise in mounted combat, hand-to-hand combat skills, and other armed interventions to extend the kingdom’s influence. The Knight/Dame will protect the kingdom mostly outside its walls.

SOLDIER: The Soldier will come from the people. Selected and trained very young in the royal army, their commitment will be nurtured into their convictions. The barracks will be their home, iron their tool, and the regiment their family. They will be equipped and educated to defend their kingdom at the cost of their life. With catapults, knives, bows, halberds, and other weaponry, the Soldier will be called on to use their skills to defend the kingdom.

SQUIRE: The Squire will be a Gentleman or Lady in the service of the Knights, the equipment of war, and the Barons or Baronesses. Managing the equestrian staff, they must train and care for the beasts ridden by the Knights/Dames and refurbish the equipment of the royal army in combat situations. The Squire must be brave, quick, and resourceful in a conflict zone. They must act according to alliances under the orders of the Baron/Baroness.

ARTISAN: The Artisan will be a legal status awarded by a kingdom to a person experienced in manual work. The Artisan must be gifted with their art, the practice of crafting materials into tools. They will be invested in the knowledge and conventional techniques specific to their city. A central figure in the kingdom’s development, they will be the only class with knowledge of technology. Exercising their qualities in the service of the Duke/Duchess, they must also develop infrastructure within the kingdom and outside.

FARMER: The Farmer will be vital to the longevity of a kingdom. They must manage both the kingdom’s agricultural needs and community health. Their farms must produce the livestock and agricultural commodities that will feed and enable the kingdom to thrive. They will be under the protection and supervision of the Marquis/Marquise.

PRISONER: The Prisoner will be anonymous; they have lost their rank and honor. Fallen into the hands of the enemy during a war or punished by their nation, they will find themselves in the common jails among the poor. Their main objective is to regain freedom. They must prove their worth by rendering community services to earn it honorably. For some, being held by the enemy will be fatal, while for others, those with enough patience and intelligence, it will be an opportunity to prove their worth in other ways.

Development Timeline

●	Phase One: This is the preproduction phase where we intend to complete the scripting of the story around the game, develop and draw the game environment elements and the scenery, the different characters, and the details of the gameplay features. We have engaged Neosperience to complete the storyboard of TheRoyal.Land which has commenced and moved the game into production and development under Phase Two.

●	Phase Two: In this phase, we plan to start the production and development of the first prototype, which includes the different characters, whether they are playable or just decorative. We will also plan the production of the various sets, animations, and voice-overs and produce the game interactions, as well as the production and development of the online pipeline. We expect this phase of development to take a minimum of nine months.

●	Phase Three: In this phase, we will be testing the prototype version with the debugging process. At the same time, we will be deploying our marketing for our beta launch. Our beta launch will include a carefully curated process to select the demographics we wish to introduce to this version of the game in order to gather the most relevant feedback. We expect this phase of development to take approximately four months.

●	Phase Four: In this phase, we will release the game worldwide accessible by mobile and desktop browsers and start the maintenance system. The game will be accessible while online after following a simple registration process. We believe we will be able to release TheRoyal.Land within the next 24 months.

Unforeseen delays in product development, turnover of resources and lack of capital may impact our delivery timeline. We plan to add additional internal resources to ensure high quality and timely delivery of TheRoyal.Land and TheRoyal.Land-themed media assets.

Competition

Competition in the entertainment software industry is based on innovation, features, playability, product quality, brand name recognition, compatibility with popular platforms, access to distribution channels, price, marketing, and customer service. We compete for the leisure time and discretionary spending of consumers with other interactive entertainment companies and software competitors, as well as with providers of different forms of entertainment, such as film, television, social networking, music, and other consumer products. We believe our main competitors may include:

●	Minecraft: Minecraft is a multi-platform “sandbox” adventure game, like a virtual 3D Lego-like building game, which gives players a practically infinite hollow virtual world with which they can discover and extract raw materials, craft tools, and items, and builds structures, earthworks, and simple machines.

●	Elden Ring: In Elden Ring, players control a customizable player character on a journey to repair the Elden Ring and become the new Elden Lord. The game is presented from a third-person perspective, with players roaming its interactive open world. Gameplay elements include combat using several weapons and magic spells, horseback riding and crafting.

●	World of Warcraft: World of Warcraft is an MMORPG. Like other MMORPGs, the game allows players to create a character avatar and explore an open game world in third- or first-person view, exploring the landscape, fighting various monsters, completing quests, and interacting with non-player characters or other players. The game encourages players to work together to complete quests, enter dungeons and engage in player versus player combat; however, the game can also be played solo without interacting with others. The game primarily focuses on character progression, in which players earn experience points to level up their character to make them more powerful and buy and sell items using in-game currency to acquire better equipment, among other game systems.

We believe that we have competitive strengths, some of which are discussed above, that position us favorably. However, the technology industry is evolving rapidly and is increasingly competitive. Our success depends, in part, on our ability to be efficient in all aspects of the business and achieve the appropriate cost structure. Some of our competitors have economic resources more significant than ours. They may have lower cost structures allowing them to withstand volatility within the industry better and throughout the economy as a whole while retaining significantly greater operating and financial flexibility than our company.

Intellectual Property

The protection of our intellectual property and all corresponding rights throughout the world, including our trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements and counterparts in connection with any of the preceding, is essential to the success of our business. We will seek to protect our intellectual property rights by filing applications in various copyright, patent, trademark, and other government offices, as applicable, and relying on applicable laws and regulations in the U.S. and internationally, as well as a variety of administrative procedures. We are seeking to register our core brands as domain names, trademarks, and service marks in the U.S. and many other jurisdictions. We will also have a program to continue to secure, police, and enforce trademarks, service marks, trade dresses, logos, trade names, and domain names that correspond to our brands in markets of interest. We may file patent applications in the U.S. and extend them into international jurisdictions covering specific aspects of our proprietary technology and innovations. We also rely on contractual restrictions to protect our proprietary rights where appropriate when offering or procuring products and services. We have routinely entered into confidentiality, invention disclosure, assignment agreements with our employees and contractors, and non-disclosure agreements with external parties with whom we conduct business to control access to and use and disclosure of our proprietary information.

Our Privacy Policy

We recognize that gamers care deeply about how their personal information is collected, used and shared.

When gamers use our game, they will be required to provide us with certain personal information. We intend to take commercially reasonable and appropriate measures to protect this personal information from accidental loss, misuse, and unauthorized access, disclosure, alteration, or destruction, taking into account the risks involved in processing and the nature of such data, and comply with applicable laws and regulations. We do not intend to transfer any personal information to third-parties that do not act on our behalf, and should we intend to do so, we will only do so with users’ consent. Similarly, we do not intend to collect sensitive personal information from users.

We may disclose personal information to certain types of third-party companies, but only to the extent needed to enable them to provide such services. The types of companies that may receive personal information and their functions are: marketing assistance, analytics and reporting, customer support, email and SMS delivery, cloud infrastructure, and systems monitoring. All such third parties function as our agents, performing services at our instruction and on our behalf pursuant to contracts which require them to provide at least the same level of privacy protection as is required by our privacy policy. In addition, we may be required to disclose personal information in response to lawful requests by public authorities, including for the purpose of meeting national security or law enforcement requirements. We may also disclose personal information to other third parties when compelled to do so by government authorities or required by law or regulation including, but not limited to, in response to court orders and subpoenas.

Laws and Regulations

We will be subject to various laws and regulations that affect companies conducting business on the Internet and mobile platforms, including those relating to privacy, use and protection of player and employee personal information and data (including the collection of data from minors), the Internet, behavioral tracking, mobile applications, content, advertising and marketing activities and anti-corruption. Additional laws in all of these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, communicate with our players and deliver products and services, which may significantly increase our compliance costs.

Data Protection and Information Security Regulations

We may be subject to a number of laws, rules, directives, and regulations (or privacy and data protection laws) relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers, users, and employees, or personal data, in the countries where we operate. Our business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is subject to one or more privacy and data protection laws in one or more jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

In the United States, privacy and information safeguarding requirements under privacy laws include the Gramm-Leach-Bliley Act, the Telephone Consumer Privacy Act, and the California Consumer Privacy Act, which requires privacy protections comparable to those afforded by the GDPR, as well as the maintenance of a written, comprehensive information security program. The California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law, will become effective January 1, 2023. The Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws, will become effective July 1, 2023. The Utah Consumer Privacy Act, regarding business handling of consumers’ personal data, becomes effective December 31, 2023. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. Although we do not intend to carry out any substantial business activities in the United States or to become subject to these laws, we must continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the United States, data protection laws, including the EU General Data Protection Regulation, or the GDPR, also might apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

Regulatory scrutiny of privacy, data protection, cybersecurity practices, and the processing of personal data is increasing around the world. Regulatory authorities are continuously considering numerous legislative and regulatory proposals and interpretive guidelines that may contain additional privacy and data protection obligations. In addition, the interpretation and application of these privacy and data protection laws in the United States, Europe, and elsewhere are often uncertain and in a state of flux.

Laws and Regulations Relating to E-Commerce

Our business will be subject to a variety of laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and e-commerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide users with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts.

New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

Foreign Corrupt Practices Laws

We may be subject to various United States and non-U.S. anti-corruption laws, or Anti-Corruption Laws, including the FCPA in the United States and the Bermuda Bribery Act 2016 in Bermuda. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business. Our business operations also must be conducted in compliance with applicable economic sanctions laws and regulations, or Trade Controls, including rules administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of State, the United States Department of Commerce, the United Nations Security Council and other relevant authorities.

We strive to conduct our business activities in compliance with applicable Anti-Corruption Laws and Trade Controls, and we are not aware of issues of historical noncompliance. However, we cannot guarantee full compliance currently or in the future. Violations of Anti-Corruption Laws or Trade Controls, or even allegations of such violations, could result in civil or criminal penalties, as well as adversely affect our business, financial condition and results of operations. Further, changes to the applicable laws and regulations, and/or significant business growth, may result in the need for increased compliance-related resources and costs.

Tax Laws and Regulations

Changes in tax laws or regulations in the jurisdictions in which we do business, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Other Regulations

We will also be subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

4.C.  Organizational Structure

The following diagram depicts our organizational structure, including our subsidiaries, as of the date of this Annual Report. This diagram includes our controlling shareholders of Class A Common Shares, as a group, current shareholders of Class B Common Shares, as a group, and the Class B Common Shares that holders of our private placement warrants will receive upon exercise of the warrants, as a group. The Class A Common Shares and Class B Common Shares holdings of these shareholders is also depicted.

4.D.  Plants, Property and Equipment

Our Bermuda holding company’s registered office is located at c/o Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda.

Our subsidiary OAPLT’s corporate office is located at 60 rue Francois 1er, 75008 Paris, France. We lease this facility pursuant to a one-year lease agreement, dated February 17, 2023, which will renew for subsequent one-year terms until terminated by either party upon three months’ notice. The lease provides for a base rent of €300 annually, subject to yearly increases.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report. See also “Introductory Notes—Forward-Looking Information.”

5.A. Operating Results

The following management’s discussion and analysis of financial condition and results of operations (“MD&A”) of RoyaLand summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the years ended June 30, 2024 and 2023. Certain information called for by this Item 5, including a discussion of the year ended June 30, 2023 compared to the year ended June 30, 2022 has been reported previously in our Registration Statement on Form F-1 (File No. 333-273097) filed with the SEC and as declared effective on May 20, 2024, under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This MD&A should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto for the year ended June 30, 2024 (the “2024 Financials”). Amounts are expressed in U.S. dollars unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors. See also “Introductory Notes – Forward-Looking Information.”

The 2024 Financials and the financial information contained in this MD&A are prepared pursuant to IFRS and in accordance with the standards of the United States Public Company Accounting Oversight Board (“PCAOB”). As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. GAAP.

This MD&A reports the Company’s activities through June 30, 2024, unless otherwise indicated. All figures are expressed in euros, unless otherwise noted.

Overview

RoyaLand is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around a mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. We are actively focused on developing what we believe to be a novel, interactive and immersive game based on a player-empowered design. We plan to build proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with what we consider to be premium incremental in-game content.

We are developing TheRoyal.Land and myRoyal.World in collaboration with our founder, the Monaco-based grandson of the last King of Italy, Emanuele Filiberto di Savoia, who claims the titles of His Royal Highness, Prince of Venice, and Prince of Piedmont and is also referred to in this prospectus as the hereditary “Prince of Italy.” In addition, with the support of and affiliation with seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho, and Mecklenburg collectively referred to as the Royal Families, TheRoyal.Land is intended to deliver this unique past-meets-future entertainment experience.

We believe that TheRoyal.Land will introduce the first historically inspired monarchy-based MMORPG, founded by the Prince of Italy and reinforced by the Royal Families.

Our objective is to connect and engage with players from around the world through royalty-themed entertainment by becoming a worldwide leader in the development, publishing, and distribution of high-quality interactive entertainment content and services, as well as related media, that deliver engaging entertainment experiences to our network of connected players on a year-round basis. Players, in their selected roles, will represent every part of TheRoyal.Land society. From the Artisans that guide the skilled trades of old to the Knights and Squires that guard the Realm. From Prisoner to Prince, each role will hold specific purposes, abilities, skills, chances for advancement, and adventures.

To that end, we expect to capitalize on the expanding video games market, with worldwide revenue expected to grow to approximately $282.3 billion in 2024 according to Statista, and the increased interest in the world of royalty, to expand our brand and our products worldwide (Statista, Video Games – Worldwide, March 2024).

We are currently in the development phase for TheRoyal.Land and myRoyal.World. On June 30, 2023, we entered into a project agreement with Neosperience S.p.A., or Neosperience, pursuant to which Neosperience will design and develop TheRoyal.Land using its proprietary technology. Neosperience plans to use its models to create complex and dynamic in-game environments and realistic and emotive characters and to assist with dynamically adjusting the difficulty level and game balance in real time based on player behavior and performance to keep the game challenging yet rewarding. For example, Neosperience’s technology is designed to imbue non-player characters, or NPCs, with various behaviors, which we believe makes them seem more lifelike and responsive thereby enhancing player immersion and creating a more engaging gameplay experience. Additionally, Neosperience intends to use advanced modeling and rendering techniques to create realistic player characters and NPCs that dynamically interact utilizing a full range of human-like emotions, reactions and movements giving them a depth of character which we believe is rarely seen in video games.

As of the date of this Annual Report, the expected cost to ready the game for beta version release is approximately $500,000 to $1 million. The pre-production playable beta version of TheRoyal.Land is expected to be released by the end of the first quarter of calendar year 2025. Unforeseen delays in product development, turnover of resources and lack of capital may impact our delivery timeline. In addition, we have secured the domains, TheRoyaLand.online and TheRoyaLand.io, on which we expect to host TheRoyal.Land, and have finished website development for TheRoyal.Land. We are also in the early stages of discussions with media companies to develop myRoyal.World media assets for various streaming platforms. We plan to add additional internal resources to ensure the quality and timely delivery of TheRoyal.Land and myRoyal.World’s assets and experiences.

As we launch our initial products over the next twelve months, our revenue will depend on our ability to successfully assemble an engaged community around TheRoyal.Land, who we believe will become long-term players of our mobile and online games. We expect that our future revenues will depend on our ability to monetize the game-playing environment of TheRoyal.Land, as well as potential ancillary products, services, and events.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire and retain new customers and users;

●	our ability to offer competitive pricing;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees and contractors; and

●	market conditions and our market position.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

The following sets forth a summary of the Company’s consolidated results of operations for the periods indicated. The information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

Comparison of Years Ended June 30, 2024 and 2023

The financial statements presented in this filing include the consolidated financial statements of the Company and the separate financial statements of OAPLT, a predecessor company, which was acquired on November 29, 2022. The consolidated financial statements presented in this filing are expressed in U.S. dollars which is our functional currency.

The following table sets forth key components of the consolidated results of operations of The RoyaLand Company Ltd. (“Successor”) and of OAPLT (“Predecessor”), for the year ended June 30, 2024 (Successor), the period November 29, 2022 to June 30, 2023 (Successor), and the period from July 1, 2022 to November 28, 2022 (Predecessor).

Statements of Operations Data	Year Ended June 30, 2024 (Successor)	% of Revenue	Period from November 29, 2022 to June 30, 2023 (Successor)	% of Revenue	Period from July 1, 2022 to November 28, 2022 (Predecessor)	% of Revenue
Revenue	$-	N/A	$-	N/A	$4,869	100%
Cost of revenue	-	N/A	-	N/A	-	-%
Impairment of goodwill	-	N/A	149,369	N/A	-	-%
Product research and development	413,532	N/A	-	N/A	-	-%
General and administrative expenses	600,021	N/A	500,368	N/A	7,144	147%
Operating loss	(1,013,553)	N/A	(649,737)	N/A	(2,275)	(47)%
Other income (expense)	(3,837)	N/A	1,986	N/A	(37)	-%
Loss before income taxes	(1,017,390)	N/A	(647,751)	N/A	(2,312)	(47)%
Provision for income taxes	-	N/A	-	N/A	-	-%
Net loss	$(1,017,390)	N/A	$(647,751)	N/A	$(2,312)	(47)%

While the above table reflects amounts reported in our accompanying consolidated financial statements, we believe that a review of operating results which combine entire amounts for the Successor and Predecessor companies is more useful in discussing our overall operating performance amounts when comparing the years ended June 30, 2024 and 2023.

The following tables reflect unaudited pro forma combined results for the year ended June 30, 2023, both in U.S. dollars and as a percentage of revenue.

	The RoyaLand Company Ltd. Period from November 29, 2022 to June 30,	RoyaLand Nevada Period from July 1, 2022 to November 28,	OAPLT Period from July 1, 2022 to November 28,	Pro Forma Combined Year Ended June 30, 2023 (Unaudited)
Statements of Operations Data	2023 (Successor)	2022 (Successor)	2022 (Predecessor)	Amount	% of Revenue
Revenue	-	-	4,869	4,869	100%
Cost of revenue	-	-	-	-	-
Impairment of goodwill	149,369	-	-	149,369	3,068%
General and administrative expenses	500,368	253,126	7,144	760,638	15,622%
Operating loss	(649,737)	(253,126)	(2,275)	(905,138)	(18,589)%
Other income (expense)	1,986	-	(37)	1,948	40%
Loss before income taxes	(647,751)	(253,126)	(2,312)	(903,190)	(18,549)%
Provision for income taxes	-	-	-	-	-
Net loss	(647,751)	(253,126)	(2,312)	(903,190)	(18,549)%

In the following comparisons, in order to make information comparable from year to year, the term “year ended June 30, 2023” refers to the column labeled “Pro Forma Combined Year Ended June 30, 2023 (Unaudited)” in the above table.

Revenue

We recorded no revenue for the year ended June 30, 2024 as we continued to develop our game, TheRoyal.Land. Revenue for the year ended June 30, 2023 was $4,869 and was generated from OAPLT. The principal activities of OAPLT for the year ended June 30, 2023 were the conception, development and management of a digital and artistic creation studio, and included the creation of apps, websites, the hosting of web products and the provision of services in relation thereto.

For the year ended June 30, 2023, two customers accounted for 100% of revenue. Each of the customers contracted OAPLT to perform certain graphic design and web development services for discrete projects. OAPLT had no written agreements with these customers and the agreements are not ongoing. OAPLT had no material relationships with these customers. We do not expect to generate recurring revenue from these customers in future periods due to the change of our business strategy from contract design and development work to the design, development and promotion of TheRoyal.Land and myRoyal.World. The following table sets forth a summary of the material terms of the verbal agreements with these customers.

	Date of Invoice	Hours	Amount of Invoice	Percent of Yearly Revenue	Type of Service
Year ended June 30, 2023
Customer #1	10/04/22	6	$3,264	62.5%	Graphic design and web development
Customer #2	11/22/22	3	$1,958	37.5%	Graphic design and web development

Impairment of Goodwill

On November 29, 2022, The RoyaLand Company Ltd. acquired 100% of the issued and outstanding shares of OAPLT. The acquisition was accounted for as a purchase business combination in accordance with IFRS 3, Business Combinations, whereby the purchase price paid to effect the acquisition was allocated to recognize the acquired assets and liabilities at fair value. In allocating the purchase price, The RoyaLand Company Ltd. recognized initial goodwill of $149,369. The goodwill consisted primarily of intangible assets related to the knowhow, design and merchandising of OAPLT’s brands that do not qualify for separate recognition in accordance with IFRS 3. At the time of our acquisition, OAPLT had a relationship with a game developer, which relationship was a significant reason for making the acquisition and for our determination of value of OAPLT’s brand. In December 2022, it became unclear how much of the work performed by the game developer, if any, we would be able to use in our game development, calling into question the value of the relationship with the game developer. As a result, there were uncertainties as to the future financial performance of OAPLT. Given these circumstances, we recorded an operating expense of $149,369 during the period November 29, 2022 to June 30, 2023 as an impairment of the goodwill asset.

Product Research and Development

During the year ended June 30, 2024, we recorded costs in this category of $413,532. These expenses represent costs incurred in connection with our agreement with Neosperience. See Note 6 to the consolidated financial statements included elsewhere in this Annual Report.

General and Administrative Expenses

General and administrative expenses for the years ended June 30, 2024 and 2023 were $600,021 and $760,638, respectively, representing a decrease of 21.1%. For the year ended June 30, 2024, our general and administrative expenses consisted of legal and accounting costs ($372,581), consulting fees ($175,439) and other expenses ($52,001). For the year ended June 30, 2023, our general and administrative expenses consisted of consulting fees ($386,182), legal and accounting costs ($344,605) and other expenses ($29,851). The legal and accounting fees increased $27,976 or 8.1% between the years ended June 30, 2024 and 2023 and resulted mainly from increased SEC filing activity. Other expenses increased $22,150 or 74.2% also mainly due to increased SEC filing activity. Consulting fees decreased $210,742 or 54.6% between the years ended June 30, 2024 and 2023. A comparison of consulting fees for the years ended June 30, 2024 and 2023 is as follows:

	Year Ended June 30, 2024	Year Ended June 30, 2023	Increase (decrease)	Percent Change
Common shares issued to advisors	-	175,000	(175,000)	N/A	%
Fees paid to a consultant with which we no longer have a business relationship	-	170,086	(170,086)	N/A	%
Fees in connection with our Chief Financial Officer and Chief Technology Officer	129,362	35,095	94,267	269%
Investor relations fees	30,000	-	30,000	N/A	%
All other consulting fees	16,077	6,000	10,077	168%
Total	175,439	386,181	(210,742)	(55)%

The year ended June 30, 2023 included certain costs not incurred in the year ended June 30, 2024, including $175,000 for the Class B Common Shares issued to advisors and $170,086 in costs paid to a consultant with which we no longer have a business relationship for development services we were unable to use. The fees relating to our Chief Financial Officer and Chief Technology Officer were for the full year for the year ended June 30, 2024 compared to only part of the year for the year ended June 30, 2023. The investor relations fees for the year ended June 30, 2024 were incurred in connection with our agreement with Skyline Corporate Communications Group as discussed in Note 6 to the consolidated financial statements included elsewhere in this Annual Report.

Operating Loss

Operating loss for the years ended June 30, 2024 and 2023 was $1,013,553 and $905,138, respectively, representing an increase of 12.0%. Operating loss for the years ended June 30, 2024 and 2023 resulted from the factors discussed above.

Other Income (Expense)

Other expense for the year ended June 30, 2024 was $3,837 which resulted from corrections to OAPLT VAT accounting. Other income for the year ended June 30, 2023 was $1,948 and represented the collection of certain OAPLT amounts receivable written off in previous periods offset by interest expense of $60.

Net Loss

Net loss for the years ended June 30, 2024 and 2023 was $1,017,390 and $903,190, respectively, representing an increase of 12.6%. These losses resulted from the factors discussed above.

Comparison of the Years Ended June 30, 2023 and 2022

For a discussion of our statements of operations for the years ended June 30, 2023 and 2022, see the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Registration Statement on Form F-1 (File No. 333-273097) filed with the SEC and as declared effective on May 20, 2024.

5.B.  Liquidity and Capital Resources

As of June 30, 2024, we had a consolidated cash balance and total assets of $261,476 and $381,279, respectively. As of June 30, 2023, we had a consolidated cash balance (including cash in escrow) and total assets of $134,543 and $192,233, respectively. To date, we have financed our operations primarily through revenue generated from operations and sales of our common shares.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations and sales of our common shares to fund our operations and to service our debt obligations for at least the next twelve months. The Company’s founders have verbally agreed to support the Company if there is any deficit until the funds are raised. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

The accompanying consolidated financial statements for the Company have been prepared assuming that we will continue as a going concern. However, our independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. We have incurred net losses since our inception, and as of June 30, 2024, we had cash of $261,476 and an accumulated deficit of $2,089,387. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. These plans, if successful, will mitigate the factors which raise substantial doubt about our ability to continue as a going concern.

However, the sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table sets forth a summary of the Company’s consolidated cash flows for the periods indicated. The information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. Our historical results presented below are not necessarily indicative of cash flows that may be expected for any future period.

The following table sets forth key components of the Company’s cash flow during the year ended June 30, 2024 (Successor), the period November 29, 2022 to June 30, 2023 (Successor), and the period from July 1, 2022 to November 28, 2022 (Predecessor).

	Year Ended June 30, 2024 (Successor)	Period from November 29, 2022 to June 30, 2023 (Successor)	Period from July 1, 2022 to November 28, 2022 (Predecessor)
Net cash used in operating activities	$(825,145)	$(424,740)	$(3,330)
Net cash provided by (used in) investing activities	-	-	-
Net cash provided by (used in) financing activities	951,252	413,336	(19)
Net increase (decrease) in cash	126,107	(11,404)	(3,349)
Cash, beginning of period	134,543	146,130	5,544
Foreign currency translation adjustment	826	(183)	(133)
Cash, including cash in escrow, end of period	261,476	134,543	2,062

While the above table reflects amounts reported in our accompanying consolidated financial statements, we believe that a review of cash flow results which combine entire amounts for the Successor and Predecessor companies is more useful in discussing our overall cash flow changes when comparing the years ended June 30, 2024 and 2023.

The following tables reflect unaudited pro forma combined results for the year ended June 30, 2023.

Cash Flow Data	The RoyaLand Company Ltd. Period from November 29, 2022 to June 30, 2023 (Successor)	RoyaLand Nevada Period from July 1, 2022 to November 28, 2022 (Successor)	OAPLT Period from July 1, 2022 to November 28, 2022 (Predecessor)	Pro Forma Combined Year Ended June 30, 2023 (Unaudited)
Net cash provided by (used in) operating activities	(424,740)	(66,915)	19	(491,636)
Net cash used in investing activities	-	(132,989)	-	(132,989)
Net cash provided by (used in) financing activities	413,336	275,000	(19)	688,317
Increase (decrease) in cash	(11,404)	75,096	-	63,692
Cash, beginning of period	146,130	(75,096)	-	71,034
Currency translation adjustment	(183)	-	-	(183)
Cash, end of period, including cash in escrow	134,543	-	-	134,543

In the following comparisons, in order to make information comparable from year to year, the term “year ended June 30, 2023” refers to the column labeled “Pro Forma Combined Year Ended June 30, 2023 (Unaudited)” in the above table.

To date, the Company has financed its operations primarily through customer revenue and sales of its shares.

Net cash used in operating activities was $825,145 and $491,636 for the years ended June 30, 2024 and 2023, respectively. The increase was primarily due to the increase in the net loss during the year ended June 30, 2024 as compared to the year ended June 30, 2023 offset by non-cash changes in advisor shares, goodwill impairment and changes in working capital.

Net cash used in investing activities was zero and $132,989 for the years ended June 30, 2024 and 2023, respectively. The decrease was primarily due to the cash paid for the acquisition of OAPLT.

Net cash provided by financing activities was $951,252 and $688,317 for the years ended June 30, 2024 and 2023, respectively. The increase was primarily due to an increase in the net proceeds from the sale of our common shares during the year ended June 30, 2024 compared to the year ended June 30, 2023.

For a discussion of our statements of cash flows for the years ended June 30, 2023 and 2022, see the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Registration Statement on Form F-1 (File No. 333-273097) filed with the SEC and as declared effective on May 20, 2024.

Contractual Obligations

There are no material contractual obligations except as disclosed below.

In July 2023, we signed an agreement with Neosperience under which Neosperience agreed to provide consulting and development services (the “Project”) with respect to TheRoyal.Land. The Project is to be accomplished in five phases. The first four phases of the Project are the research phase with the final phase being the development phase. As compensation for their services, we agreed to pay Neosperience a total amount ranging from €625,000 to €675,000, the exact amount to be determined after completion of phase four of the Project. The agreement specifies that €275,000, which represents payments for the research phase of the Project, shall be paid on certain dates through September 5, 2023, and that the remaining amount will be split into five milestones, payable on the completion of each milestone. Either party may terminate the agreement if the other party breaches a material term or condition of the agreement and fails to cure such breach within 30 days after receipt of written notice of the same.

As of June 30, 2024, we have paid Neosperience $413,532. These payments include $301,617 covering the research phase of the Project and $111,915 for milestones reached in the development phase through June 30, 2024. Following the guidance of IAS 38 Intangible Assets, we have expensed all costs incurred to date for the Project. The guidance requires that costs incurred in the research phase be expensed. In addition, we determined that costs incurred in the development phase should be expensed as not all of the six criteria for capitalization of these costs under the guidance have been met.

Capital Expenditures

None.

Lease Commitments

None.

Contingencies

We are currently not a defendant to any material legal proceedings, investigation, or claims.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5.C.  Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview.”

5.D.  Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

5.E.  Critical Accounting Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Use of Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses during the period. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of our company’s functional currencies, the collectability of our accounts receivable and the realization of our deferred offering costs. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the financial statements included in this Annual Report.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our company. Unobservable inputs are inputs that reflect our company’s assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3	—	Unobservable inputs which are supported by little or no market activity.

Deferred Offering Costs

Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to our investor offering described in Note 7 in the notes to the financial statements. Deferred offering costs will be charged to shareholders’ equity upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income Taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Net Loss Per Share

Under the provisions of IAS 33, Earnings per Share, basic loss per common share is computed by dividing net loss available to each class of common shareholders by the weighted average number of common shares outstanding for the period presented for their respective class. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that would then share in the income of our Company, subject to anti-dilution limitations. As of June 30, 2024 and 2023, there were 1,413,750 and 21,000, respectively, of potential common share equivalents excluded from the diluted loss per share calculations as their effect is anti-dilutive. Because the Company has reported a net loss for the years ended June 30, 2024 and 2023, diluted net loss per common share is the same as basic net loss per common share for such years.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Emanuele Filiberto di Savoia	52	Chief Executive Officer and Director
Bryan Elbez	34	Chief Financial Officer
Jean-Claude Sindres	51	Chief Strategy and Creative Officer
Soheil Raissi	68	Chief Technology Officer
Daniel Joseph McClory	65	Executive Chairman and Director
Alberto Libanori	35	Director

Emanuele Filiberto di Savoia has served as our Chief Executive Officer and as a member of our board of directors since October 2022. Mr. di Savoia is the grandson of Umberto II, the last reigning king of Italy who was deposed in 1946 and whose heirs could not set foot on Italian soil until 2002, and is considered the Prince of Italy. Mr. di Savoia worked as a hedge fund manager at Republic National Bank of New York from 1993 to 1996 and at Syz Bank from 1996 to 2005, both located in Geneva, Switzerland. Mr. di Savoia created the Altin Fund in 1997, the first hedge fund listed on the Zurich Stock Exchange. In 2003, Mr. di Savoia established the Emanuele Filiberto Charity Fund Foundation, which supports Italian nonprofits in such areas as health, education and poverty. Mr. di Savoia created his production company “AristoCrazy” in 2014 and has appeared on various television programs since 1994, including serving as a co-host on the talent show “Ciak... si Canta! (“Cut... the Singer!”) and competing on “Ballando con le Stelle,” the Italian version of “Dancing with the Stars,” which he won. In 2014, Mr. di Savoia created his own fashion brand called “PrinceTees” introducing a line of exclusive t-shirts made of cotton and cashmere. In 2017, Mr. di Savoia created Prince of Venice restaurants, a fast casual concept of fresh homemade pasta and Roman-style pizza. Mr. di Savoia has also written two books, Sognando L’Italia (Dreaming of Italy), a memoir about growing up in exile published in 1998, and the novel Mi Fai Stare Bene (You Make Me Feel Good), a fictional love story published in 2022 about the exploits of a well-known Italian radio DJ. Mr. di Savoia earned a bachelor’s degree in Political Science from the University of Geneva.

Bryan Elbez has served as our Chief Financial Officer since April 2023. Since September 2016, Mr. Elbez has been at Malom Consulting, a CPA firm in the U.S., beginning as an accountant and becoming a Certified Public Accountant in 2021, specializing in international taxation with a particular focus on the French-U.S. tax treaty. From August 2021 to December 2022, Mr. Elbez served as the Chief Financial Officer of Emets Management, an installation company, and supported their administrative and financial departments. Mr. Elbez has extensive expertise in accounting, corporate finance, corporate tax, management and administration consultancy and corporate services. Mr. Elbez earned a bachelor’s degree in Accounting from Enoes – Ecole Expertise Comptable et Audit and a master’s degree in Accounting from Ines Expertise. Since July 2018, Mr. Elbez has been licensed as a Certified Public Accountant. Mr. Elbez is fluent in English, French and Spanish.

Jean-Claude Sindres has served as our Chief Strategy and Creative Officer since February 2023. Since 1999, Mr. Sindres has been working as a musician and DJ with a focus on electro music and is currently focused on personal passion projects under the name SINDRES. Mr. Sindres created the group Bel Amour in 2000, whose song “bel amour” ended up in the EMI UK top charts in 2000. In 2001, he became the executive producer and director of Barfly, a compilation CD of electronic dance music, and he also produced tracks for the Buddha Bar compilation CDs from 2001 to 2007. Mr. Sindres collaborated with David Guetta and Sandy Vee on David Guetta’s album One Love in 2009, which won International Album of the Year at the 11th NRJ Music Awards. From 2010 to 2013, Mr. Sindres worked with RedOne as a songwriter on “Live My Life” by Far East Movement, “Name of Love” by French DJ Jean-Roch, and “Flashing Lights” and “We Run The Night (RedOne Remix)” by Havana Brown. Mr. Sindres worked on the French movies “Babysitting,” “Babysitting 2” and “The New Adventures of Aladdin” as a music consultant and composer from 2014 to 2016.

Soheil Raissi has served as our Chief Technology Officer since February 2023. Mr. Raissi has also served as the Chief Technology Officer of MarginPoint, a software development company focused on inventory management and field service solutions, since May 2018. Since July 2007, Mr. Raissi has been the Managing Principal and Chief Technology Strategist at Maptics, a digital transformation and software development company focused on blockchain, machine learning and artificial intelligence. From January 2016 to December 2017, Mr. Raissi was the Chief Information & Technology Officer at A-Mark Precious Metals, Inc. (Nasdaq: AMRK), a Fortune-500 precious metal trading company. Prior to working at A-Mark, Mr. Raissi was the Founder and Chief Executive Officer of FastPoint Technologies, a SaaS solution provider in the pharmaceutical market that linked manufacturers, distributors, and pharmacies to secure the supply chain and improve product security and patient safety between March 2010 and December 2015. Mr. Raissi is an active member of the Southern California Society of Information Management (SCSIM) and serves on the advisory boards of several technology companies. From 2002 to 2005, Mr. Raissi was an Advisory Committee Member of World Wide Web Consortium (W3C) and MIT Auto ID Labs. Mr. Raissi earned a bachelor’s degree in Computer Science from California State University.

Daniel Joseph McClory has served as our Executive Chairman and as a member of our board of directors since October 2022. Mr. McClory has also served as Executive Chairman and a member of the board of directors of Brera Holdings PLC (Nasdaq: BREA) since July 2022. Mr. McClory is a co-founder and has been the Chief Executive Officer of Boustead & Company Limited, a non-bank financial institution, since July 2016. He has also been at its wholly owned subsidiary Boustead Securities, LLC and served as the Managing Director, Head of Equity Capital Markets and Head of China since July 2016. Prior to working at Boustead, Mr. McClory held Managing Director positions at Bonwick Capital Partners, LLC, Burnham Securities Inc. and at Hunter Wise Financial Group, LLC between May 2003 and July 2016. Mr. McClory’s teams have ranked in the Top Ten of League Tables for placement agents, won “Deal of the Year” at the M&A Advisor Awards, and completed IPOs and transactions for clients listed on Nasdaq, the NYSE, the London Stock Exchange, Toronto Stock Exchange, the Stock Exchange of Hong Kong, and the Irish Stock Exchange. Mr. McClory serves on the boards of the USA Track & Field Foundation, the Eastern Michigan University Champions Advisory Board, and the Alder Foundation, where he listed the first-ever foreign-funded, venture philanthropy-backed IPO on Bovespa’s Social Stock Exchange in Brazil. Mr. McClory is a dual U.S.-Italian citizen who earned a bachelor’s degree in English and a master’s degree in Language and International Trade from Eastern Michigan University. In 2010, Eastern Michigan University awarded Mr. McClory an honorary Doctor of Public Service degree.

Dr. Alberto Libanori has served as a member of our board of directors since October 2022. Since April 2022, Dr. Libanori has served as a Managing Director of Boustead & Company Limited. Dr. Libanori has also been a member of the board of directors for Brera Holdings PLC (Nasdaq: BREA) since July 2022 and was a member of the board of directors for Mainz Biomed N.V. (Nasdaq: MYNZ) from November 2021 to April 2024. Previously, Dr. Libanori founded and helped with the strategic exits of a number of technology start-ups including Atelier Mnemist SAS and Cutech, which was acquired by Symrise. He also has 10 years’ work experience at the science-business interface in venture capital, business development & licensing, M&A and IPOs, focusing on life-sciences, med-tech and cosmeceuticals, working with L’Oréal Research and Innovation, M-Ventures, and Novartis Venture Funds. Dr. Libanori has published more than 30 peer-reviewed articles in journals including Nature Electronics, Advanced Materials, and ACS Nano, and is the holder of two patents. Dr. Libanori holds a PhD and MS in Bioengineering from UCLA, with focus on wearable and implantable bioelectronics and biomaterials for regenerative medicine, an MPhil in Bioscience Enterprise from Cambridge University, and a bachelor’s in Bimolecular Sciences (Hons) from St Andrews University. Dr. Libanori is fluent in English, French, Spanish, Mandarin Chinese and Portuguese, alongside his native Italian.

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B.  Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and executive officers as a group for the year ended June 30, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Bermuda law.

All amounts reported in the table below reflect the cost to the Company, in dollars, for the year ended June 30, 2024.

	Salary or Fees Earned or Paid in Cash ($)	Option Awards ($)	Class B Common Share Awards ($)	Cash Bonus ($)	Total ($)	Outstanding Options as of June 30, 2024 Class B Common Shares
All directors and executive officers as a group	129,548	1,872	-	-	131,420	50,000

We recorded an aggregate of $129,548 in total cash compensation earned or paid to our directors and executive officers as a group for the year ended June 30, 2024. We have not set aside or accrued any additional amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. In January 2023, we adopted an equity incentive plan, see “—Equity Incentive Plan” below.

Equity Incentive Plan

Our board of directors approved The RoyaLand Company Ltd. 2023 Equity Incentive Plan, or the 2023 Plan, on January 13, 2023, which was ratified by the majority of our shareholders on February 6, 2023.

Purpose of the 2023 Plan: The purpose of the 2023 Plan is to advance our interests and the interests of our shareholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability. The maximum number of Class B Common Shares that may be issued pursuant to awards granted under the 2023 Plan will be 2,000,000 Class B Common Shares. Cancelled and forfeited share options and share awards may again become available for grant under the 2023 Plan. As of the date of this Annual Report, we have granted 175,000 Class B Common Shares and 50,000 share options under the 2023 Plan and 1,775,000 Class B Common Shares remain available for issuance under the 2023 Plan. We intend that awards granted under the 2023 Plan will be exempt from or comply with Section 409A of the Internal Revenue Code, or the Code (including any amendments or replacements of such section), and the 2023 Plan shall be so construed.

The following summary briefly describes the principal features of the 2023 Plan and is qualified in its entirety by reference to the full text of the 2023 Plan.

Awards that may be granted include: (a) Incentive share options, or ISOs, (b) non-qualified share options, (c) share appreciation rights, or SARs, (d) restricted shares, (e) restricted share units, or RSUs, (f) shares granted as a bonus or in lieu of another award, and (g) performance awards. These awards offer us and our shareholders the possibility of future value, depending on the long-term price appreciation of Class B Common Shares and the award holder’s continuing service with us.

Share options give the option holder the right to acquire from us a designated number of Class B Common Shares at a purchase price that is fixed at the time of the grant of the option. The exercise price will not be less than the market price of the Class B Common Shares on the date of grant. Share options granted may be either incentive share options or non-qualified share options.

SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When an SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. The exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the 2023 Plan, holders of SARs may receive this payment – the appreciation value – either in cash or Class B Common Shares valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted shares are awards of a right to receive Class B Common Shares on a future date. Restricted Share Unit Awards are evidenced by award agreements in such form as our board of directors shall from time to time establish. Restricted shares can take the form of awards of restricted shares, which represent issued and outstanding Class B Common Shares subject to vesting criteria, or restricted share units, which represent the right to receive Class B Common Shares subject to satisfaction of the vesting criteria. Restricted shares are forfeitable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

Our board of directors may grant Class B Common Shares to any eligible recipient as a bonus, or to grant shares or other awards in lieu of obligations to pay cash or deliver other property under the 2023 Plan or under other plans or compensatory arrangements.

The 2023 Plan also provides for performance awards, representing the right to receive a payment, which may be in the form of cash, Class B Common Shares, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the 2023 Plan are described in more detail below.

Administration of the 2023 Plan: The 2023 Plan is currently administered by our board of directors. All questions of interpretation of the 2023 Plan, of any award agreement or of any other form of agreement or other document employed by us in the administration of the 2023 Plan or of any award shall be determined by the board of directors, and such determinations shall be final, binding and conclusive upon all persons having an interest in the 2023 Plan or such award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the board of directors. in the exercise of its discretion pursuant to the 2023 Plan or award agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein.

Eligible Recipients: Persons eligible to receive awards under the 2023 Plan will be those employees, consultants and directors of us or of any of our subsidiaries.

Shares Available Under the 2023 Plan: The maximum aggregate number of Class B Common Shares that may be issued under the 2023 Plan shall be 2,000,000 Class B Common Shares and shall consist of authorized but unissued or reacquired Class B Common Shares or any combination thereof, subject to adjustment for certain corporate changes affecting the shares, such as share splits, merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, or share dividend. Shares subject to an award under the 2023 Plan for which the award is canceled, forfeited, surrendered or expires again become available for grants under the 2023 Plan.

Share Options and Share Appreciation Rights:

General. Share options and SARs shall be evidenced by award agreements specifying the number of Class B Common Shares covered thereby, in such form as the board of directors shall from time to time establish. Each share option grant will identify the option as an ISO or non-qualified share option. Subject to the provisions of the 2023 Plan, the administrator has the authority to determine all grants of share options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for each share option or SAR shall be established in the discretion of the board of directors; provided, however, that the exercise price per share for the share option or SAR shall be not less than the fair market value of a Class B Common Share on the effective date of grant of the share option or SAR. Notwithstanding the foregoing, a share option or SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such share option or SAR is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

Exercise of Options. Share options may be immediately exercisable but subject to repurchase or may be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the board of directors and set forth in the award agreement evidencing such share option. No share option or SAR shall be exercisable after the expiration of seven (7) years after the effective date of grant of such share option or SAR. Subject to the foregoing, unless otherwise specified by the board of directors in the grant of a share option or SAR, any share option or SAR granted hereunder shall terminate seven (7) years after the effective date of grant of the share option or SAR, unless earlier terminated in accordance with its provisions. The board of directors may set a reasonable minimum number of Class B Common Shares that may be exercised at any one time.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive share options, such term cannot exceed seven years provided that in the case of holders of more than 10% of our total combined voting shares, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive Share Options. Share options intending to qualify as ISOs may only be granted to employees, as determined by the board of directors. No ISO shall be granted to any person if immediately after the grant of such award, such person would own common shares, including Class B Common Shares subject to outstanding awards held by him or her under the 2023 Plan or any other plan established by the Company, amounting to more than ten percent (10%) of the total combined voting power or value of all classes of common shares of the Company. To the extent that the award agreement specifies that an Option is intended to be treated as an ISO, the Option is intended to qualify to the greatest extent possible as an “incentive stock option” within the meaning of Section 422 of the Code, and shall be so construed; provided, however, that any such designation shall not be interpreted as a representation, guarantee or other undertaking on the part of the Company that the Option is or will be determined to qualify as an ISO. If and to the extent that any shares are issued under a portion of any Option that exceeds the $100,000 limitation of Section 422 of the Code, such Class B Common Shares shall not be treated as issued under an ISO notwithstanding any designation otherwise.

Restricted Share Awards: Share awards can also be granted under the 2023 Plan. A share award is a grant of Class B Common Shares or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Restricted Share Units: RSU awards shall be evidenced by award agreements in such form as the board of directors shall from time to time establish. The purchase price for shares issuable under each RSU award shall be established by the board of directors in its discretion. Except as may be required by Applicable Law or established by the board of directors, no monetary payment (other than applicable tax withholding) shall be required as a condition of receiving an RSU award. Shares issued pursuant to any RSU award may (but need not) be made subject to vesting conditions based upon the satisfaction of such service requirements, conditions, restrictions or performance criteria, as shall be established by the board of directors and set forth in the award agreement evidencing such award.

Performance Criteria: Under the 2023 Plan, performance criteria means business criteria including, but not limited to: revenue; revenue growth; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating income; pre- or after-tax income; net operating profit after taxes; economic value added (or an equivalent metric); ratio of operating earnings to capital spending; cash flow (before or after dividends); cash-flow per share (before or after dividends); net earnings; net sales; sales growth; share price performance; return on assets or net assets; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; total shareholder return; improvement in or attainment of expense levels; and improvement in or attainment of working capital levels or performance criteria. Any performance criteria may be used to measure the Company’s performance as a whole or any of the Company’s business units and may be measured relative to a peer group or index.

Performance Awards. Performance awards shall be evidenced by award agreements in such form as the board of directors shall from time to time establish. Each performance award shall entitle the participant to a payment in cash or Class B Common Shares upon the attainment of performance criteria and other terms and conditions specified by the board of directors. Notwithstanding the satisfaction of any performance criteria, the amount to be paid under a performance award may be adjusted by the board of directors on the basis of such further consideration as the board of directors in its sole discretion shall determine. The board of directors may, in its discretion, substitute actual Class B Common Shares for the cash payment otherwise required to be made to a participant pursuant to a performance award.

Bonus Shares and Awards in Lieu of Obligations. The board of directors may grant Class B Common Shares to any eligible recipient as a bonus, or to grant Class B Common Shares or other awards in lieu of obligations to pay cash or deliver other property under the 2023 Plan or under other plans or compensatory arrangements, provided that, in the case of participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the board of directors to the extent necessary to ensure that acquisitions of Class B Common Shares or other awards are exempt from liability under Section 16(b) of the Exchange Act. Class B Common Shares or awards granted hereunder shall be subject to such other terms as shall be determined by the board of directors.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as share splits, share dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board of directors also has the authority, at any time, to discontinue the granting of awards. The board of directors also has the authority to alter or amend the 2023 Plan or any outstanding award or may terminate the 2023 Plan as to further grants, provided that no amendment will, without the approval of our shareholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the 2023 Plan, change the persons eligible for awards under the 2023 Plan, extend the time within which awards may be made, or amend the provisions of the 2023 Plan related to amendments. No amendment that would adversely affect any outstanding award made under the 2023 Plan can be made without the consent of the holder of such award

6.C.  Board Practices

Our board of directors currently consists of three directors, one of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Our bye-laws provide that our board of directors shall consist of such number of directors being not less than one director and not more than such maximum number of directors as the board of directors may from time to time determine. A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party.

Board Committees

Due to the small size of our board of directors and the early stage of our operations, we do not currently have, and do not currently intend to establish, any committees of the board of directors, including an audit committee, a compensation committee or a nominating and corporate governance committee. Our board of directors currently performs the functions of those committees.

Duties of Directors

Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

●	a duty to act in good faith in the best interests of the company;

●	a duty not to make a personal profit from opportunities that arise from the office of director;

●	a duty to avoid conflicts of interest; and

●	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors.

Terms of Directors and Officers

Our bye-laws provide for a minimum of one director and not more than the maximum number of directors as our board of directors may from time to time determine. Directors shall hold office for such terms as the shareholders determine or, in absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

Employment and Indemnification Agreements

We have entered into consulting agreements with certain of our executive officers. Each of these agreements provides for an initial salary and covenants not to solicit our employees or customers during their service period and for a period of up to 18 months following termination.

Provisions in our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. However, these bye-law provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the Company may otherwise indemnify such officer or director.

Additionally, in the future, we intend to enter into agreements to indemnify our directors and our executive officers to the maximum extent allowed under applicable law. These agreements, among other things, will provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director or executive officer.

6.D.  Employees

As of June 30, 2024, we had no full-time or part-time employees. All of our executive officers are independent contractors. None of our contractors are represented by labor unions, and we believe that we have an excellent relationship with our contractors.

6.E.  Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F.  Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

	Common Shares Beneficially Owned(1)
Name of Beneficial Owner	Class A Common Shares	Percent of Class A Common Shares (%)	Class B Common Shares		Percent of Class B Common Shares (%)	Total Voting Power(2) (%)
Emanuele Filiberto di Savoia, Chief Executive Officer and Director	6,000,000	63.8	-		-	62.4
Bryan Elbez, Chief Financial Officer	-	-	-		-	-
Daniel Joseph McClory, Executive Chairman and Director(3)	2,500,000	26.6	-		-	26.0
Jean-Claude Sindres, Chief Strategy and Creative Officer	900,000	9.6	-		-	9.4
Soheil Raissi, Chief Technology Officer	-	-	-		-	-
Alberto Libanori, Director(4)	-	-	60,000		1.3	*
All directors and executive officers as a group (6 persons)	9,400,000	100.0	60,000		1.3	97.7
Pinehurst Partners LLC(3)	2,500,000	26.6	-		-	26.0
Latigo Partners, LLC(5)	-	-	445,000		9.9	*
Keith C. Moore	-	-	645,000	(6)	14.4	*
BaseStones, Inc.(7)	-	-	320,000		7.2	*
Arturo Barone	-	-	300,000		6.7	*
GMS Sovereign Plus Fund SPC Ltd.(8)	-	-	250,000		5.6	*
Wing Kai Lam	-	-	645,000	(9)	13.3	*
Rui Wu	-	-	637,500	(10)	13.0	*
Eternal Horizon International Company Limited	-	-	632,500	(11)	12.9	*
Grant McClory	-	-	225,000		5.0	*

*	Less than 1%

(1)	Based on 9,400,000 Class A Common Shares, 2,500,000 (26.6%) of which are held in the United States by one shareholder, and 4,475,000 Class B Common Shares, 2,245,000 (50.2%) of which are held in the United States by 27 shareholders, issued and outstanding as of the date of this Annual Report.

(2)	The holders of Class A Common Shares are entitled to 20 votes for each Class A Common Share held of record, and the holders of Class B Common Shares are entitled to one vote for each Class B Common Share held of record, on all matters submitted to a vote of the shareholders. A total of 13,875,000 common shares representing total voting power of 192,475,000 votes are outstanding as of the date of this Annual Report.

(3)	The 2,500,000 Class A Common Shares beneficially owned by Daniel Joseph McClory are held by Pinehurst Partners LLC. Pinehurst Partners LLC is a Colorado limited liability company, 100% owned by the Roth individual retirement account of Daniel Joseph McClory. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and director. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301, USA.

(4)	Under the independent director agreement between Alberto Libanori and the Company, Dr. Libanori was granted a share option, with an exercise price equal to $2.00, to purchase 50,000 Class B Common Shares, which vest over a three (3) year period at a rate of 1/3 per year beginning on May 20, 2024.

(5)	Latigo Partners, LLC is a Nevada limited liability company. Latigo Partners, LLC’s managing member is Keith C. Moore. Keith C. Moore is deemed to beneficially own the Class B Common Shares owned by Latigo Partners, LLC and has sole voting and dispositive powers over its shares. Latigo Partners, LLC’s business address is 318 N Carson Street, Suite 208, Carson City, NV 89701, USA.

(6)	Consists of (i) 445,000 Class B Common Shares held by Latigo Partners, LLC; and (ii) 200,000 Class B Common Shares held by Keith C Moore Consulting, Inc., both of which are beneficially owned by Mr. Moore who has sole voting and dispositive power over them.

(7)	BaseStones, Inc. is a Nevada corporation. BaseStones, Inc.’s president is Mohammad Ansari. Mohammad Ansari is deemed to beneficially own the Class B Common Shares owned by BaseStones, Inc. and has sole voting and dispositive powers over its shares. BaseStones, Inc.’s business address is 1901 Avenue of the Stars, #200, Los Angeles, CA 90067, USA.

(8)	GMS Sovereign Plus Fund SPC Ltd. is a British Virgin Islands company. GMS Sovereign Plus Fund SPC Ltd.’s directors are Sukru Evrengun and Angelo Galli. Each of them is deemed to beneficially own the Class B Common Shares owned by GMS Sovereign Plus Fund SPC Ltd. and has shared voting and dispositive powers over its shares. GMS Sovereign Plus Fund SPC Ltd.’s business address is Sea Meadow House, PO Box 116, Road Town, British Virgin Islands.

(9)	Consists of (i) 270,000 Class B Common Shares and (ii) 375,000 Class B Common Shares issuable upon exercise of a warrant within 60 days of the date of this Annual Report.

(10)	Consists of (i) 200,000 Class B Common Shares and (ii) 437,500 Class B Common Shares issuable upon exercise of a warrant within 60 days of the date of this Annual Report.

(11)	Consists of (i) 195,000 Class B Common Shares and (ii) 437,500 Class B Common Shares issuable upon exercise of a warrant within 60 days of the date of this Annual Report. Jie Xu has sole voting and dispositive power over the shares held by Eternal Horizon International Company Limited. Eternal Horizon International Company Limited’s business address is 30 de Castro St, PO Box 4518, Wickams Cay, British Virgin Islands.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B.  Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since June 30, 2023, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our common shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Private Placements

On July 21, 2023, we conducted a private placement of units of securities, consisting of (i) one Class B Common Share and (ii) a three-year-term warrant to purchase 2.5 Class B Common Shares (the “Units”), and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 500,000 Units at $1.00 per Unit for a total of $500,000. The Units are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale—Lock-Up Agreements”. Boustead acted as placement agent in this private placement. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $35,000, or 7% of the gross amount actually received by the Company in the private placement, and a non-accountable expense allowance of $5,000, or 1% of the gross amount actually received by the Company in the private placement, we agreed to issue Boustead five-year warrants to purchase up to 35,000 Class B Common Shares in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

On March 8, 2024, April 17, 2024, and April 24, 2024, we conducted private placements of Class B Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 300,000 Class B Common Shares at $1.00 per share for a total of $300,000. The shares are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale—Lock-Up Agreements”. Boustead acted as placement agent in these private placements. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $21,000, or 7% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of $3,000, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead five-year warrants to purchase up to 21,000 Class B Common Shares in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

Other Agreements

During the year ended June 30, 2024, Alberto Libanori, a Director, made an advance of $55 to open a bank account, such that as of June 30, 2024, the amount due to Mr. Libanori was $55, which amount carried no interest and was due on demand.

At the time of incorporation of RoyaLand Company, Daniel Joseph McClory, our Executive Chairman and Director, made advances totaling $2,000 to open two bank accounts. In addition, during the year ended June 30, 2023, Mr. McClory made additional advances of $8,500, such that as of June 30, 2024, the amount due to Mr. McClory was $10,500, which amount carried no interest and was due on demand.

From time to time, OAPLT made advances to and received advances from the former owners, Thibault Cazin and Gaultier Cazin. As of June 30, 2023, the amount due to Mr. Gaultier Cazin of $1,876 carried no interest. Mr. Gaultier Cazin was repaid in full on August 28, 2023.

Related Party Transaction Policy

Pursuant to our related party transaction policy, any related party transaction must be approved or ratified by our board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related party, our board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related party’s direct or indirect interest and the actual or apparent conflict of interest of the related party. Our board of directors or the designated committee will not approve or ratify a related party transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

7.C.  Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our consolidated financial statements prepared in accordance with IFRS.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Policy on Dividend Distributions

We have never declared or paid cash dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the near future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant, and will be subject to compliance with applicable laws, including the laws of Bermuda. Under Bermuda law, a company may not declare or pay a dividend if there are reasonable grounds to believe that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities.

8.B.  Significant Changes

Except as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of our consolidated financial statements filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A.  Offer and Listing Details

There is currently no public market for our shares. We have applied to quote our Class B Common Shares on the OTCQB market tier of OTC Markets Group, Inc., or OTCQB. There is no assurance that our Class B Common Shares will become eligible for trading on OTCQB or any other quotation service or, if quoted, that an active market for our Class B Common Shares will develop.

9.B.  Plan of Distribution

Not applicable.

9.C.  Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

9.D.  Selling Shareholders

Not applicable.

9.E.  Dilution

Not applicable.

9.F.  Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A.  Share Capital

Not applicable.

10.B.  Memorandum and Articles of Association

The description of certain terms and provisions of our bye-laws and memorandum of association and certain related sections of the Bermuda Companies Act are incorporated by reference to our Registration Statement filed on Form F-1 (File No. 333-273097) filed with the SEC and as declared effective on May 20, 2024.

10.C.  Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report or in the information incorporated by reference herein.

10.D.  Exchange Controls

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

Consent under the Exchange Control Act 1972 (and its related regulations) has been requested from the Bermuda Monetary Authority for the issue and transfer of our Class B Common Shares to and between non-residents of Bermuda for exchange control purposes provided our Class B Common Shares become quoted on OTCQB. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

10.E.  Taxation

The following summary contains a description of material Bermuda and U.S. federal tax consequences of the acquisition, ownership and disposition of our Class B Common Shares. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire our common shares. Potential investors should consult their tax advisers regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common shares pursuant to this prospectus and hold such common shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, currency or securities dealers, traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences relating to an investment in our common shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our common shares. Persons considering an investment in our common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year, ending June 30, 2023. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares, that U.S. Holder must generally continue to treat us as a PFIC for all succeeding years during which the U.S. Holder holds our common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares. If the election is made, the U.S. Holder will be deemed to sell our common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our common shares will be marketable stock so long as they remain listed on Cboe and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our common shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such an election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our common shares.

The tax consequences that would apply if we are or become a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

U.S. persons who are investors in a PFIC are generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the non-dividend portion of the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on common shares that are readily tradable on an established securities market in the United States. No treaty exists between the United States and Bermuda that satisfies condition (a). However, subject to the discussion above under “—Passive Foreign Investment Company Consequences,” we believe that so long as our common shares are readily tradable on Cboe, which is an established market in the United States, we will be a qualified foreign corporation and any dividends that we pay will be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in our common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other taxable disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares will generally be treated as gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our common shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our common shares.

Information Reporting

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938, Statement of Specified Foreign Financial Assets. As described above under “—Passive Foreign Investment Company Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 to acquire our common shares are required to file IRS Form 926, Return by a U.S. Transferor of Property to a Foreign Corporation, reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

U.S. Holders should consult their own tax advisors regarding the information reporting rules.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

10.F.  Dividends and Paying Agents

Not applicable.

10.G.  Statement by Experts

Not applicable.

10.H.  Documents on Display

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Reports and other information filed by us with the SEC, including this Annual Report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hard copies of our Annual Report free of charge to shareholders upon request.

Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I.  Subsidiary Information

See “Item 4. Information on the Company—C. Organizational Structure.”

10.J.  Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

RoyaLand’s activities expose it to a variety of financial risks: market risk (including foreign currency risk), credit risk and concentration risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimize the potential adverse effects on financial performance. Risk management is carried out under the direction of the board of directors.

Risk Management Overview

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign exchange rates as well as, to a lesser extent, inflation and credit and concentration risks. This item provides information about our exposure to each of these risks, our objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout the consolidated financial statements.

Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in U.S. dollars and euros, which are the functional currencies for the Company and OAPLT, respectively. The reporting currency of the consolidated financial statements is U.S. dollars. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the U.S. dollar, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Credit Risk

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from our customers. Given that our customer agreements generally consist of one performance obligation, we are paid based on milestones reached, typically within a short timeframe. As such, we believe that our exposure to credit risk is not significant.

Concentration Risk

For the year ended June 30, 2024, we had no revenue. For the year ended June 30, 2023, our revenue, all of which was recorded by OAPLT, was accounted for by two customers with one of the customers accounting for 62.5%. Accounts receivable from these customers was zero as of June 30, 2023.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities

Not applicable.

12.B.  Warrants and Rights

Not applicable.

12.C.  Other Securities

Not applicable.

12.D.  American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of June 30, 2024. Based on that evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the Company’s internal control over financial reporting as of June 30, 2024 was not effective.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm because the Company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors serves as our audit committee. The board of directors has determined that it does not have an audit committee financial expert. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted given the small size of our board of directors and the early stage of our operations.

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, or the Code of Ethics, that is applicable to all of our employees, officers and directors and is available on our website at https://investors.theroyaland.net/governance/documents. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2024 and 2023 by TAAD LLP, the Company’s principal accounting firm.

	For the year ended June 30,
	2024	2023
Audit Fees	$33,000	$48,237
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$33,000	$48,237

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the years ended June 30, 2024 and 2023, also include the fees related to audit activities conducted in connection with our Registration Statement on Form F-1 (File No. 333-273097) filed with the SEC and as declared effective on May 20, 2024, and under PCAOB standards.

Audit-Related Fees

Audit-related fees consist of the aggregate fees billed for each of the last two fiscal years for assurance and related services performed by the Company’s principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph captioned “Audit Fees” above. We did not engage our principal accountant to provide assurance or related services during the last two fiscal years.

Tax Fees

Tax fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by the Company’s principal accountant with respect to tax compliance, tax advice, tax consulting and tax planning. We did not engage our principal accountant to provide tax compliance, tax advice or tax planning services during the last two fiscal years.

All Other Fees

All other fees consist of aggregate fees billed for each of the last two fiscal years for products and services provided by the Company’s principal accountant, other than for the services reported under the headings “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above. We did not engage our principal accountant to render services to us during the last two fiscal years, other than as reported above.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.  INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.  CYBERSECURITY

Risk Management and Strategy

The Company recognizes the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We have developed the following processes as part of our strategy for assessing, identifying, and managing material risks from cybersecurity threats.

Managing Material Risks & Integrated Overall Risk Management

We have integrated cybersecurity risk management into our risk management processes. This integration is intended to ensure that cybersecurity considerations are part of our decision-making processes. We continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs.

Engaging Third Parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, the size and the scale of the Company and the resources available to it, the Company is utilizing Software as a Service information technology systems and services by reputable vendors to help mitigate risks related to data breaches or any other cybersecurity incidents. In addition, we plan to engage with external experts, including cybersecurity assessors, consultants, and auditors, in evaluating and testing our risk management systems. These service providers are expected to enable us to leverage specialized knowledge and insights, ensuring our cybersecurity strategies and processes remain at the forefront of industry best practices. Our collaboration with these third parties is expected to include regular audits, threat assessments, and consultation on security enhancements.

Overseeing Third-Party Risk

Because we are aware of the risks associated with third-party service providers, we implement processes to oversee and manage these risks. We conduct thorough security assessments of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards. The monitoring includes regular assessments by our Chief Technology Officer. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third parties.

Risks from Cybersecurity Threats

We have not encountered cybersecurity challenges that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Governance

Board of Directors Oversight

Our board of directors oversees the management of risks associated with cybersecurity threats.

Management’s Role Managing Risk

The Company’s Chief Technology Officer is primarily responsible for assessing, monitoring and managing our cybersecurity risks. The Chief Technology Officer must ensure that all industry standard cybersecurity measures are functioning as required to prevent or detect cybersecurity threats and related risks. The Chief Technology Officer provides briefings on cybersecurity threats and related risks to our Chief Executive Officer on a regular basis. Our Chief Technology Officer has over 30 years of experience in the field of information technology, which includes building, managing and securing multi-national IT infrastructures and platforms for large enterprises and mission-critical systems across a variety of industries.

Monitoring Cybersecurity Incidents

The Chief Technology Officer is continually informed about the latest developments in cybersecurity, including potential threats and innovative risk management techniques. The Chief Technology Officer implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of industry-standard security measures and regular system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the Chief Technology Officer will implement an incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents.

Reporting to Board of Directors

Significant cybersecurity matters, and strategic risk management decisions, will be escalated to the board of directors.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19.  EXHIBITS

Exhibit No.	Description
1.1	Memorandum of Association of The RoyaLand Company Ltd. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 filed on June 30, 2023)
1.2	Bye-laws of The RoyaLand Company Ltd. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 filed on June 30, 2023)
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of June 30, 2024
4.1	Form of Private Placement Subscription Agreement for Shares for March 2023 to July 2023 Private Placements (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1 filed on June 30, 2023)
4.2	Form of Private Placement Subscription Agreement for Units for July 21, 2023 Private Placement (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 filed on April 26, 2024)
4.3	Form of Private Placement Subscription Agreement for Shares for March 2024 to April 2024 Private Placements (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 filed on April 26, 2024)
4.4	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 filed on June 30, 2023)
4.5	Form of Private Placement Warrant (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 filed on April 26, 2024)
4.6	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 filed on June 30, 2023)
4.7	The RoyaLand Company Ltd. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Registration Statement on Form F-1 filed on June 30, 2023)
4.8	Form of Share Option Agreement for The RoyaLand Company Ltd. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Registration Statement on Form F-1 filed on June 30, 2023)
4.9	Form of Restricted Shares Award Agreement for The RoyaLand Company Ltd. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1 filed on June 30, 2023)
4.10	Form of Restricted Share Unit Award Agreement for The RoyaLand Company Ltd. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Registration Statement on Form F-1 filed on June 30, 2023)
4.11	Share Exchange Agreement between The RoyaLand Company Ltd., RoyaLand Company and the stockholders of RoyaLand Company, dated as of November 28, 2022 (incorporated by reference to Exhibit 2.1 to Registration Statement on Form F-1 filed on June 30, 2023)
4.12	Share Purchase Agreement between Mr. Thibault Cazin and Mr. Gaultier Cazin and The RoyaLand Company Ltd., dated as of November 29, 2022 (incorporated by reference to Exhibit 2.2 to Registration Statement on Form F-1 filed on June 30, 2023)
4.13	Consulting Agreement between The RoyaLand Company Ltd. and Soheil Raissi, dated as of February 1, 2023 (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1 filed on June 30, 2023)
4.14	English translation of Domiciliation Contract for OAPLT Office, dated as of February 17, 2023 (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1 filed on June 30, 2023)
4.15	Consulting Agreement between The RoyaLand Company Ltd. and Bryan Elbez, dated as of April 27, 2023 (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 filed on June 30, 2023)
4.16	Project Agreement between The RoyaLand Company Ltd. and Neosperience S.p.A., dated as of June 30, 2023 (incorporated by reference to Exhibit 10.11 to Registration Statement on Form F-1 filed on July 24, 2023)
4.17	Independent Director Agreement between The RoyaLand Company Ltd. and Alberto Libanori, dated as of April 23, 2024 (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 filed on April 26, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Registration Statement on Form F-1 filed on June 30, 2023)
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 filed on June 30, 2023)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE ROYALAND COMPANY LTD.

Date: October 31, 2024	By:	/s/ Emanuele Filiberto di Savoia
	Name:	Emanuele Filiberto di Savoia
	Title:	Chief Executive Officer (Principal Executive Officer)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID Number: 5854)	F-2
Financial Statements:
Consolidated Balance Sheets as of June 30, 2024 and June 30, 2023	F-3
Consolidated Statements of Operations and Comprehensive Loss for the year ended June 30, 2024 (Successor), the periods November 29, 2022 to June 30, 2023 (Successor) and July 1, 2022 to November 28, 2022 (Predecessor), and the year ended June 30, 2022 (Predecessor)	F-4
Consolidated Statements of Shareholders’ Equity (Deficit) for the year ended June 30, 2024 (Successor), the periods November 29, 2022 to June 30, 2023 (Successor) and July 1, 2022 to November 28, 2022 (Predecessor), and the year ended June 30, 2022 (Predecessor)	F-5
Consolidated Statements of Cash Flows for the year ended June 30, 2024 (Successor), the periods November 29, 2022 to June 30, 2023 (Successor) and July 1, 2022 to November 28, 2022 (Predecessor), and the year ended June 30, 2022 (Predecessor)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The RoyaLand Company Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The RoyaLand Company Ltd. and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the year ended June 30, 2024 (Successor), for the period from November 29, 2022 to June 30, 2023 (Successor), period from July 1, 2022 to November 28, 2022 (Predecessor), and for the year ended June 30, 2022 (Predecessor), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the year ended June 30, 2024 (Successor), for the period from November 29, 2022 to June 30, 2023 (Successor), period from July 1, 2022 to November 28, 2022 (Predecessor), and for the year ended June 30, 2022 (Predecessor), in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements contemplate continuation of the Company as a going concern. As discussed in Note 2 of the consolidated financial statements, the Company’s operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2022.

Diamond Bar, CA

October 31, 2024

THE ROYALAND COMPANY LTD.

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2024	2023
ASSETS
Current assets:
Cash on hand	$261,476	$9,543
Cash in escrow	—	125,000
Deferred offering costs	89,803	57,690
Prepaid expenses	30,000	—
Total current assets	381,279	192,233
Total assets	$381,279	$192,233

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholders’ equity (deficit):
Preference shares, par value $0.0002 per share, 50,000,000 shares authorized; no shares issued and outstanding	$—	$—
Common shares – Class A, par value $0.0002 per share, 20,000,000 shares authorized; 9,400,000 shares issued and outstanding at June 30, 2024 and 2023, respectively	1,880	1,880
Common shares – Class B, par value $0.0002 per share, 430,000,000 shares authorized; 4,475,000 and 3,150,000 shares issued and outstanding at June 30, 2024 and 2023, respectively	895	630
Common shares – Class B to be issued, 125,000 shares at June 30, 2023	—	25
Additional paid-in capital	2,072,809	1,086,122
Subscription receivable	(200)	(200)
Other comprehensive loss	643	(183)
Accumulated deficit	(2,089,387)	(1,071,997)
Total shareholders’ equity (deficit)	(13,360)	16,277

Current liabilities:
Accounts payable and accrued liabilities	60,217	13,274
Accrued legal and accounting	321,526	132,036
Other current liabilities	2,155	18,216
Due to related parties	10,741	12,430
Total current liabilities	394,639	175,956
Total liabilities	394,639	175,956
Total liabilities and shareholders’ equity (deficit)	$381,279	$192,233

See accompanying Notes to the Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended June 30, 2024	Period from November 29, 2022 to June 30, 2023	Period from July 1, 2022 to November 28, 2022	Year Ended June 30, 2022
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Net revenues	$—	$—	$4,869	$29,925

Operating expenses:
Impairment of goodwill	—	149,369	—	—
General and administrative:
Product research and development	413,532	—	—	—
Consulting (includes $175,000 in stock-based compensation for the period November 29, 2022 to June 30, 2023)	175,439	216,095	—	—
Legal and accounting	372,581	259,808	3,483	7,207
Wages and benefits	—	—	1,353	45,983
Bad debts	—	—	1,240	1,340
All other	52,001	24,465	1,068	8,984
Total operating expenses	1,013,553	649,737	7,144	63,514

Operating loss	(1,013,553)	(649,737)	(2,275)	(33,589)

Other income (expense):
Interest expense, net	—	(22)	(37)	(107)
Other income	(3,837)	2,008	—	4,187
Total other income (expense)	(3,837)	1,986	(37)	4,080

Loss before provision for income taxes	(1,017,390)	(647,751)	(2,312)	(29,509)

Provision (benefit) for income taxes	—	—	—	—

Net loss	$(1,017,390)	$(647,751)	$(2,312)	$(29,509)

Other Comprehensive Income (Loss):
Currency translation adjustment	826	(183)	115	364

Comprehensive loss	$(1,016,564)	$(647,934)	$(2,197)	$(29,145)

Weighted average shares outstanding:
Capital shares – basic and diluted	—	—	800	800
Common shares – basic and diluted	13,601,052	12,225,350	—	—

Weighted average net loss per share:
Per capital share – basic and diluted	$—	$—	$(2.89)	$(36.89)
Per common share – basic and diluted	$(0.07)	$(0.05)	$—	$—

See accompanying Notes to the Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

Successor

	Preference Shares		Common Shares Class A		Common Shares Class B		Common Shares Class B To Be Issued		Additional Paid-In	Subscription	Other Comprehensive	Accumulated	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Loss	Deficit	(Deficit)

Balance – November 28, 2022	–	$–	10,000,000	$2,000	2,000,000	$400	–	$–	$497,800	$(200)	$–	$(424,246)	$75,754
Net proceeds from sale of shares	–	–	–	–	300,000	60	–	–	250,940	–	–	–	251,000
Net proceeds in escrow from sale of shares	–	–	–	–	–	–	125,000	25	124,975	–	–	–	125,000
Issuance of shares to Advisors	–	–	–	–	175,000	35	–	–	174,965	–	–	–	175,000
Exercise of share options	–	–	–	–	75,000	15	–	–	37,442	–	–	–	37,457
Transfer of shares	–	–	(600,000)	(120)	600,000	120	–	–	–	–	–	–	–
Currency translation adjustment	–	–	–	–	–	–	–	–	–	–	(183)	–	(183)
Net loss	–	–	–	–	–	–	–	–	–	–	–	(647,751)	(647,751)
Balance – June 30, 2023	–	–	9,400,000	1,880	3,150,000	$630	125,000	25	1,086,122	(200)	(183)	$(1,071,997)	$16,277
Net proceeds from sale of shares	–	–	–	–	1,325,000	265	(125,000)	(25)	984,815	–	–	–	985,055
Share option expense	–	–	–	–	–	–	–	–	1,872	–	–	–	1,872
Currency translation adjustment	–	–	–	–	–	–	–	–	–	–	826	–	826
Net loss	–	–	–	–	–	–	–	–	–	–	–	(1,017,390)	(1,017,390)
Balance – June 30, 2024	–	$–	9,400,000	$1,880	4,475,000	$895	–	$–	$2,072,809	$(200)	$643	$(2,089,387)	$(13,360)

Predecessor

	Share Capital		Legal	Other Comprehensive	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Reserves	Loss	(Deficit)	(Deficit)

Balance – June 30, 2021	800	$9,545	$955	$(537)	$4,945	$14,908
Currency translation adjustment	—	—	—	364	—	364
Net income	—	—	—	—	(29,509)	(29,509)
Balance – June 30, 2022	800	$9,545	$955	$(173)	$(24,564)	$(14,237)
Currency translation adjustment	—	—	—	115	—	115
Net loss	—	—	—	—	(2,312)	(2,312)
Balance – November 28, 2022	800	9,545	955	(58)	(26,876)	(16,434)

See accompanying Notes to the Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2024	Period from November 29, 2022 to June 30, 2023	Period from July 1, 2022 to November 28, 2022	For the Year Ended June 30, 2022
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Cash flows from operating activities:
Net loss	$(1,017,390)	$(647,751)	$(2,312)	$(29,509)
Adjustment to reconcile net loss to net cash used in operating activities:
Impairment of goodwill	—	149,369	—	—
Share-based compensation for Advisor shares	—	175,000	—	—
Share option expense	1,872	—	—	—
Changes in operating assets/liabilities:
Accounts receivable	—	—	3,652	3,925
Prepaid expenses	(30,000)
Accounts payable and accrued liabilities	220,373	(101,412)	(4,670)	(1,444)
All other	—	54	—	—
Net cash used in operating activities	(825,145)	(424,740)	(3,330)	(27,028)

Cash flows from financing activities:
Net proceeds from sale of common shares	985,055	251,000	—	—
Proceeds in escrow from sale of common shares	—	125,000
Cash proceeds from exercise of share options	—	37,457	—	—
Deferred offering costs	(32,113)	(10,551)	—	—
Borrowings from related parties	186	10,430	—	21
Repayments to related parties	(1,876)	—	(19)	—
Net cash provided by investing activities	951,252	413,336	(19)	21

Net change in cash	126,107	(11,404)	(3,349)	(27,007)
Currency translation adjustment	826	(183)	(133)	(2,114)
Cash, beginning of period	134,543	146,130	5,544	34,665
Cash, including cash in escrow, end of period	$261,476	$134,543	$2,062	$5,544

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$—	$—	$—	$—
Taxes	$—	$—	$—	$—

See accompanying Notes to the Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

Organization and Business

The RoyaLand Company Ltd. (“RoyaLand Ltd.”, “we” and “Successor”), an exempted company limited by shares, was incorporated on October 18, 2022, under the laws of Bermuda. Under our bye-laws, we are authorized to issue 50,000,000 undesignated preference shares, 20,000,000 Class A Common Shares and 430,000,000 Class B Common Shares. Concurrent with our formation, we issued 650,000 Class A Common Shares to our Chief Executive Officer (“CEO”), the majority owner, and 350,000 Class B Common Shares to two other individuals at an issue price of $0.0002 per share, their par value, for a total consideration of $200.

On November 28, 2022, we entered into a share exchange agreement (the “SEA”) with RoyaLand Company (“RoyaLand Company”), a United States company incorporated in the state of Nevada. At the time of the SEA, the majority of our shares were owned by our CEO and, as a result, we determined this to be a common control acquisition.

On November 29, 2022, we acquired 100% of the issued and outstanding shares of OAPLT (the “Acquisition”). OAPLT (the “Predecessor”) is a French joint stock company formed on November 24, 2017, whose main activities consist of the conception, development and management of a digital and artistic creation studio, and include the creation of apps, websites, the hosting of web products and the provision of services in relation thereto.

RoyaLand Ltd. is a company focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around the mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. We intend for TheRoyal.Land to be a novel interactive, immersive game based on a player-empowered design. The plan is to build proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with what we consider to be premium incremental in-game content. TheRoyal.Land game is currently in development.

We have engaged the services of Neosperience S.p.A. to work with us to develop TheRoyal.Land. See Note 6. Neosperience will design and develop TheRoyal.Land using its proprietary technology. Neosperience plans to use its models to create complex and dynamic in-game environments and realistic and emotive characters and to assist with dynamically adjusting the difficulty level and game balance in real time based on player behavior and performance to keep the game challenging yet rewarding. For example, Neosperience’s technology is designed to imbue non-player characters (“NPCs”), with various behaviors, which we believe makes them seem more lifelike and responsive thereby enhancing player immersion and creating a more engaging gameplay experience. Additionally, Neosperience intends to use advanced modeling and rendering techniques to create realistic player characters and NPCs that dynamically interact utilizing a full range of human-like emotions, reactions, and movements giving them a depth of character which we believe is rarely seen in video games.

Our Company, through Neosperience, has been working on the design and development of the game since mid-2023 and is currently working on the first fully playable portion of the game which will be used to promote the game with publishers and other interested parties (the “Vertical Slice”). The Vertical Slice is designed to show the intended player experience and demonstrate where the key features and systems work together seamlessly with the assets representing the final quality. The Vertical Slice will include 5 different missions that will be released for internal and external demonstration and testing in phases. The first mission was released in September 2024. The remaining missions will be released on a regular basis following the first mission. We estimate finalizing the Vertical Slice with all five missions in the first quarter of calendar year 2025.

A demo of the first mission can be seen at the following link:

●	https://drive.google.com/file/d/1U0FET2P6PULWtwLbXc7rt95r4L66QV99/view?usp=sharing

The accompanying consolidated financial statements are presented for two periods: Successor (RoyaLand Ltd.), relating to the period succeeding the Acquisition, and Predecessor (OAPLT), relating to the periods preceding the Acquisition with a black line differentiating periods that are not comparable.

See Notes 3 and 4 for further information regarding the SEA and the Acquisition.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Our year-end is June 30.

These consolidated financial statements include the accounts of the registrant, RoyaLand Ltd., and its wholly owned subsidiaries, RoyaLand Company and OAPLT. All intercompany transactions and balances have been eliminated. The SEA was accounted for as a common control acquisition while the acquisition of OAPLT was accounted for as a business combination.

Functional and Presentation Currency

These consolidated financial statements are prepared in the U.S. dollar, which is RoyaLand Ltd.’s functional currency. RoyaLand Company’s functional currency is the U.S. dollar and OAPLT’s functional currency is the euro. All financial information has been rounded to the nearest dollar except where indicated otherwise.

Going Concern Considerations

The accompanying consolidated financial statements contemplate continuation of our Company as a going concern. We have incurred net losses since our inception and we have an accumulated deficit of $2,089,387 at June 30, 2024. The continuation of our Company as a going concern is dependent upon our ability to raise additional funds and/or through the attainment of profitable operations. There are no assurances that we will be successful in obtaining sufficient capital to continue as a going concern.

On May 1, 2022, our wholly owned subsidiary RoyaLand Company entered into an agreement with Boustead Securities LLC (“Boustead”) under which Boustead agreed to provide certain services to us with respect to corporate financing transactions, including the private placement of securities. See Note 7 for further information. While we are confident we will be able to raise additional capital through this process, there are no assurances that we will be successful in obtaining such additional capital to continue as a going concern. If our working capital needs are not met and we are unable to obtain adequate capital, we could be forced to cease operations. The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

Foreign Currency

Items included in the financial statements of each of our Company’s subsidiaries are measured using the currency of the primary economic environment in which each subsidiary operates (the functional currency). The financial statements are presented in U.S. dollars, the functional currency of RoyaLand Ltd.

The results and financial position of OAPLT, our Company’s subsidiary that has a different functional currency, are translated from euros into U.S. dollars as follows:

(i)	Assets and liabilities are translated at the current exchange rate at the balance sheet date and historical rates for equity;

(ii)	Revenue and expenses are translated at the weighted average closing exchange rate for the period reported in the consolidated statement of profit or loss. When the average exchange rate does not provide a reasonable approximation of the cumulative effect of the rates prevailing on the transaction date, the Company utilizes the closing exchange rate on the date of the transaction.

(iii)	Gains and losses resulting from foreign currency translation are included as a component of stockholders’ equity. Foreign currency transaction gains and losses are included in the results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses during the period. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of our Company’s functional currencies, the collectability of our accounts receivable and the realization of our deferred offering costs. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the financial statements for the periods presented.

Cash and Cash Equivalents

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company’s assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3	—	Unobservable inputs which are supported by little or no market activity.

For assets and liabilities, such as cash, accounts receivable and accounts payable/accrued liabilities maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair Value Hierarchy of liabilities that are recognized and measured at fair value in the consolidated financial statements as of June 30, 2024 and 2023 are shown below (level 3 inputs are not applicable):

	Fair Value Measurement Using
	Level 1	Level 2
LIABILITIES
June 30, 2024:
Due to related party – recognized at fair value (1)	$—	$10,741

June 30, 2023:
Due to related party – recognized at fair value (1)	$—	$12,430

(1)	The amounts due to related party contain no interest provision. Any imputed interest is immaterial.

During the periods presented, there were no transfers between Levels 1, 2 or 3.

Financial Risk Factors

Our activities expose us to a variety of financial risks: market risk, credit risk and liquidity risk. Our primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on our financial performance.

The primary market risk to our Company is foreign exchange risk. Given the stability of the markets in which we operate, we believe our exposure to be minimal. Our exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Given that our customer agreements generally consist of one performance obligation, we are paid based on milestones reached, typically within a short timeframe. As such, we believe that our exposure to credit risk is also not significant. With respect to liquidity, our ability to meet our obligations on time is dependent on the success of our operation and the support of our related party partners, which to date have given us adequate liquidity to meet our obligations.

Deferred Offering Costs

Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to our investor offering described in Note 6. Deferred offering costs will be charged to shareholders’ equity upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income Taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Net Loss Per Share

Under the provisions of IAS 33, Earnings per Share, basic loss per common share is computed by dividing net loss available to each class of common shareholders by the weighted average number of common shares outstanding for the period presented for their respective class. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that would then share in the income of our Company, subject to anti-dilution limitations. As of June 30, 2024 and 2023, there were 1,413,750 and 21,000, respectively, of potential common share equivalents excluded from the diluted loss per share calculations as their effect is anti-dilutive. Because the Company has reported a net loss for the years ended June 30, 2024 and 2023, diluted net loss per common share is the same as basic net loss per common share for such years.

The table below presents the computation of the Successor’s basic and diluted loss per share for the year ended June 30, 2024 and the period November 29, 2022 to June 30, 2023:

	For the Year Ended June 30, 2024		For the Period November 29, 2022 to June 30, 2023
	Class A Common Shares	Class B Common Shares	Class A Common Shares	Class B Common Shares
Numerator:
Net loss	$(1,017,390)	$(1,017,390)	$(647,751)	$(647,751)
Net loss allocated between Class A and Class B common shares	(703,142)	(314,248)	$(509,020)	$(137,731)
Denominator:
Weighted average common shares outstanding—basic	9,400,000	4,201,052	9,607,009	2,618,341
Dilutive common share equivalents	-	-	-	-
Weighted average common shares outstanding—diluted	9,400,000	4,201,052	9,607,009	2,618,341
Net loss per share:
Basic	$(0.07)	$(0.07)	$(0.05)	$(0.05)
Diluted	$(0.07)	$(0.07)	$(0.05)	$(0.05)

The table below presents the computation of the Predecessor’s basic and diluted loss per share for the period July 1, 2022 to November 28, 2022 and for the year ended June 30, 2022:

	For the Period July 1, 2022 to November 28, 2022	For the Year Ended June 30, 2022
Numerator:
Net loss	$(2,312)	$(29,509)
Denominator:
Weighted average capital shares outstanding—basic	800	800
Dilutive common share equivalents	-	-
Weighted average common shares outstanding—diluted	800	800
Net loss per share:
Basic	$(2.89)	$(36.89)
Diluted	$(2.89)	$(36.89)

New Accounting Pronouncements

We have reviewed all accounting pronouncements recently issued by the IAS and have determined that they are either not applicable or are not believed to have a material impact on our present or future consolidated financial statements.

3.	SEA with RoyaLand Nevada

As mentioned in Note 1, on November 28, 2022, we entered into the SEA with RoyaLand Company. At the time of the SEA, RoyaLand Company had the following shares issued and outstanding: 6,500,000 shares of Class A common stock, all of which were owned by our CEO, and 5,500,000 shares of Class B common stock owned by 9 different stockholders. Under the SEA, the stockholders of RoyaLand Company exchanged 100% of their shares of Class A and Class B common stock for a total of 9,000,000 Class A Common Shares and 2,000,000 Class B Common Shares of RoyaLand Ltd. As a result of the SEA, the issued and outstanding shares of RoyaLand Ltd. consisted of 10,000,000 Class A Common Shares, 6,500,000 of which are owned by our CEO, and 2,000,000 Class B Common Shares.

The SEA with RoyaLand Company resulted in the following shares being exchanged:

	RoyaLand Ltd. (Registrant)		RoyaLand Company
Name of Shareholder	Class A Shares Received	Class B Shares Received	Class A Shares Exchanged	Class B Shares Exchanged
CEO (1)	5,850,000		6,500,000
Shareholder #1 (2)	2,250,000			2,500,000
Shareholder #2 (3)	900,000			1,000,000
Shareholder #3		200,000		200,000
Shareholder #4		100,000		100,000
Shareholder #5		600,000		600,000
Shareholder #6		200,000		200,000
Shareholder #7		400,000		400,000
Shareholder #8		200,000		200,000
Shareholder #9		100,000		100,000
Shareholder #10		200,000		200,000
Total	9,000,000	2,000,000	6,500,000	5,500,000

(1)	The CEO was issued 650,000 Class A Common Shares of RoyaLand Ltd. upon its formation on October 18, 2022, resulting in total ownership of 6,500,000 Class A Common Shares after the completion of the SEA.

(2)	Shareholder #1 was issued 250,000 Class A Common Shares of RoyaLand Ltd. upon its formation on October 18, 2022, resulting in total ownership of 2,500,000 Class A Common Shares after the completion of the SEA.

(3)	Shareholder #2 was issued 100,000 Class A Common Shares of RoyaLand Ltd. upon its formation on October 18, 2022, resulting in total ownership of 1,000,000 Class A Common Shares after the completion of the SEA.

4.	Acquisition of OAPLT

As mentioned in Note 1, on November 29, 2022, we acquired 100% of the issued and outstanding shares of OAPLT. The Acquisition was accounted for as a purchase business combination in accordance with IFRS 3, Business Combinations, whereby the purchase price paid to effect the Acquisition was allocated to recognize the acquired assets and liabilities at fair value. The allocation of purchase price is as follows:

Purchase price	$132,988
Purchase price allocation at fair value:
Cash	2,055
Accounts payable and accrued liabilities	(11,446)
Other current liabilities	(6,990)
Goodwill	149,369
Total purchase price	$132,988

Goodwill consists primarily of intangible assets related to the know-how, design and merchandising of OAPLT’s brands that do not qualify for separate recognition in accordance with IFRS 3. At the time of the Acquisition, OAPLT had a relationship with a game developer, which relationship was a significant reason for making the Acquisition and for our determination of value of OAPLT’s brand. In December 2022, it became unclear how much of the work performed by the game developer, if any, we would be able to use in our game development, calling into question the value of the relationship with the game developer. As a result, there were uncertainties as to the future financial performance of OAPLT. Given these circumstances, we recorded an operating expense of $149,369 during the period November 29, 2022 to June 30, 2023 as an impairment of the goodwill asset.

5.	Related Party Transactions

From time to time, our officers and shareholders have made advances to us. As of June 30, 2024 and 2023, the amount due to related parties of $10,555 and $12,430, respectively, consisted primarily of amounts advanced to us our by our officers. The advances carry no interest and are due on demand. Imputed interest is immaterial.

On April 23, 2024, we entered into an independent director agreement with Alberto Libanori and agreed to compensate Mr. Libanori $1,000 per year for his services. During the year ended June 30, 2024, we recorded a general and administrative expense of $186 in connection with this agreement.

6.	Agreements

Boustead Agreement

On May 1, 2022, our wholly owned subsidiary RoyaLand Company entered into an agreement with Boustead Securities, LLC (“Boustead”) under which Boustead agreed to provide certain services to us with respect to corporate financing transactions, including the private placement of securities and the IPO of our common shares that will be applied for listing on Nasdaq/NYSE, and any post-IPO financings we may complete from time to time. Under the agreement, we agreed to pay certain other fees and warrants as described in the agreement. For financing transactions, we agreed to pay a success fee equal to seven percent (7%) of the transaction amount and a non-accountable expense allowance equal to one percent (1%) of the transaction amount. In addition, we agreed to issue warrants equal to seven percent (7%) of the transaction amount. On August 10, 2023, we entered into an amendment to the agreement removing all references to “IPO” or “initial public offering” in the agreement and stating that Boustead would not serve or act as a managing underwriter or in any similar capacity with the IPO, either as underwriter or otherwise, and will not be, and has not been, engaged to “participate” in connection with the IPO. Additionally, Boustead acknowledged that Revere Securities, LLC, with whom the Company entered into an engagement letter on November 29, 2022, would act as the exclusive agent, advisor or underwriter in connection with the IPO.

Neosperience Agreement

In July 2023, we signed an agreement with Neosperience S.p.A. under which Neosperience agreed to provide consulting and development services (the “Project”) with respect to our MMORPG, called TheRoyal.Land. The Project is to be accomplished in five phases. The first four phases of the Project are the research phase with the final phase being the development phase. As compensation for their services, we agreed to pay Neosperience a total amount ranging from €625,000 to €675,000, the exact amount to be determined after completion of phase four of the Project. The agreement specifies that €275,000, which represents payments for the research phase of the Project, shall be paid on certain dates through September 5, 2023, and that the remaining amount will be split into five milestones, payable on the completion of each milestone.

As of June 30, 2024, we have paid Neosperience $413,532. These payments include $301,617 covering the research phase of the Project and $111,915 for milestones reached in the development phase through June 30, 2024. Following the guidance of IAS 38 Intangible Assets, we have expensed all costs incurred to date for the Project. The guidance requires that costs incurred in the research phase be expensed. In addition, we determined that costs incurred in the development phase should be expensed as not all of the six criteria for capitalization of these costs under the guidance have been met.

Skyline Agreement

In July 2023, we entered into an investor relations services agreement with Skyline Corporate Communications Group. The agreement has a term of twelve (12) months and is automatically renewable unless cancelled within 60 days of the termination date. Under the agreement, Skyline will provide corporate communications advisory services as well as other investor relations services described in the agreement. We agreed to compensate Skyline based on the types of services provided.

In the fourth quarter of calendar 2023, Skyline agreed to temporarily postpone any further payments due them under the agreement until we finalize our IPO. During the year ended June 30, 2024, we recorded an operating expense totaling $30,000 in connection with this agreement.

7.	Share Capital

SUCCESSOR

Preference Shares

We are authorized to issue 50,000,000 undesignated preference shares, par value of $0.0002 each. Our board of directors has the authority to determine the rights, preferences and designations of each series of preference shares to be issued including voting powers, dividend rights, conversion rights, and redemption/liquidation privileges, all as permitted by Bermuda law and our bye-laws. As of June 30, 2024, no series of preference shares has been designated by our board of directors and no preference shares have been issued.

Common Shares

We are authorized to issue 450,000,000 common shares, par value $0.0002 each, and have designated two series of common shares whose rights are described below:

Class A Common Shares – we have designated and authorized 20,000,000 Class A Common Shares. Each Class A Common Share is entitled to 20 votes on all matters subject to a vote of shareholders and to such dividends as our board of directors may from time to time declare. Each Class A Common Share may be converted at any time into one (1) Class B Common Share. There are 9,400,000 Class A Common Shares issued and outstanding at June 30, 2024, 6,000,000 of which are owned by our CEO.

Class B Common Shares – we have designated 430,000,000 Class B Common Shares. Each Class B Common Share is entitled to one (1) vote on all matters subject to a vote of shareholders. There are 4,475,000 Class B Common Shares issued and outstanding at June 30, 2024.

Concurrent with our formation, we issued a total of 1,000,000 Class A Common Shares to three individuals, one of which was our CEO who received 650,000 shares. Under the SEA described in Note 3, we exchanged 9,000,000 additional Class A Common Shares. Our CEO is currently our largest shareholder owning 6,000,000 Class A Common Shares. The 9,400,000 Class A Common Shares issued and outstanding as of June 30, 2024 resulted from the SEA (9,000,000 shares), the issuance of founders’ shares (1,000,000 shares) and the transfer of 600,000 shares discussed below.

Prior to the SEA, RoyaLand Company sold 2,000,000 shares of Class B common stock to various shareholders for $0.25 per share and received proceeds of $500,000. Additionally, we issued 75,000 Class B Common Shares to the former owners of OAPLT upon the exercise of their share options. The Class B Common Shares that these shareholders now hold as a result of these transactions are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions.

During the year ended June 30, 2024 and the period November 29, 2022 to June 30, 2023, there was the following additional activity in connection with our common shares:

Sales of Shares

During the period November 29, 2022 to June 30, 2023, we conducted private placements of our Class B Common Shares and issued 300,000 Class B Common Shares to investors at $1.00 per share for gross proceeds totaling $300,000. Gross proceeds from the sale were reduced by $49,000, mainly representing placement agent fees paid to Boustead in accordance with the agreement disclosed in Note 6, resulting in net proceeds of $251,000. In addition, $125,000 of proceeds were received into escrow for 125,000 shares subscribed as of June 30, 2023, but not yet issued. These shares are reflected in “Common shares – Class B to be issued” on the accompanying June 30, 2023 consolidated balance sheet.

During the year ended June 30, 2024, we conducted private placements of our Class B Common Shares and issued to investors 1,325,000 Class B Common Shares, inclusive of the 125,000 shares categorized at June 30, 2023 as “to be issued”. The shares were subscribed at $1.00 per share.

a.	Private placements of Class B Common Shares with a number of investors under which we issued 825,000 Class B Common Shares at $1.00 per share.

b.	Private placements of units of securities, consisting of (i) one Class B Common Share and (ii) a three-year warrant to purchase 2.5 Class B Common Shares (the “Units”), with three investors under which we issued 500,000 Units at $1.00 per Unit for gross proceeds of $500,000.

The gross proceeds of $1,325,000 were reduced by $214,945 mainly representing placement agent fees paid to Boustead, and also $125,000 of cash in escrow at June 30, 2023 resulting in net proceeds of $985,055 received during the year ended June 30, 2024.

The Class B Common Shares are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions.

Issuance of Advisor Shares

In May 2023, we issued a total of 175,000 Class B Common Shares to seven individuals. The shares were issued under the 2023 Equity Incentive Plan described below. We valued the shares at $175,000, or $1.00 per share, which represents the most recent sale price for our Class B Common Shares. We recorded a general and administrative expense for that amount in connection with these issuances.

Transfer of Shares

In January 2023, our CEO transferred 500,000 of his Class A Common Shares to an individual, at which time the shares were converted to Class B Common Shares. In March 2023, a shareholder transferred 100,000 of his Class A Common Shares to a company, at which time the shares were converted to Class B Common Shares.

Exercise of Share Options

During the period November 29, 2022 to June 30, 2023, we issued 75,000 Class B Common Shares to the former owners of OAPLT upon the exercise of their share options.

Share Option

On May 20, 2024, we granted an option to purchase 50,000 Class B Common Shares to Alberto Libanori, a director of our Company. The options are exercisable at $2.00 per share and expire seven (7) years from the date of grant. The option vests over a three-year period at a rate of 1/3 of the shares per year on each yearly anniversary of the grant date.

We valued the share option at $50,000 using the Black-Scholes option pricing model and are recording a general and administrative expense ratably over the three-year vesting period. For the year ended June 30, 2024, we recorded an expense of $1,872. The range of assumptions used in determining the fair value of the share option was as follows:

June 30, 2024
Expected term in years	7 years
Risk-free interest rate	4.44%
Annual expected volatility	300.0%
Dividend yield	0.00%

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the remaining contractual term of the option.

Activity related to the share option for the year ended June 30, 2024 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding, June 30, 2023	-	$-
Activity during the year ended June 30, 2024:
Options granted	50,000	2.00
Outstanding, June 30, 2024	50,000	2.00
Exercisable, end of period	-	$2.00	6.9	$0

Warrants

In connection with the private placements discussed above, we issued the following warrants:

1.	For the private placements of Class B Common Shares during the period November 29, 2022 to June 30, 2023, we issued Boustead warrants to purchase 21,000 Class B Common Shares which is equal to seven percent (7%) of the transaction share amounts. The warrants are exercisable from the issue date at $1.00 per share and expire five years from the date of issuance.

2.	For the private placements of Class B Common Shares and units of securities during the year ended June 30, 2024, we issued Boustead warrants to purchase 92,750 Class B Common Shares which is equal to seven percent (7%) of the transaction share amounts. The warrants are exercisable from the issue date at $1.00 per share and expire five years from the date of issuance.

3.	For the private placement of units of securities during the year ended June 30, 2024, we issued the investors warrants to purchase 1,250,000 Class B Common Shares. The warrants are exercisable from the issue date at $1.00 per share and expire three years from the date of issuance.

We valued the warrants at the values shown below using the Black-Scholes option pricing model. The range of assumptions used in determining the fair value of the warrants were as follows:

	Year Ended June 30, 2024	Period November 29, 2022 to June 30, 2023
Value of warrants	$1,342,750	$21,000
Expected term in years	3 to 5 years	5 years
Risk-free interest rate	4.00% to 4.64%	3.29% to 4.26%
Annual expected volatility	300.0%	300.0%
Dividend yield	0.00%	0.00%

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the warrant issuance.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the remaining contractual term of the warrant.

Activity related to the warrants for the period November 29, 2022 through June 30, 2023 and the year ended June 30, 2024 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding, beginning	—	—
Granted during the period November 29, 2022 through June 30, 2023	21,000	$1.00
Outstanding, June 30, 2023	21,000	$1.00
Granted during the year ended June 30, 2024:
To Boustead	92,750	$1.00
To private placement investors	1,250,000	$1.00
Outstanding, June 30, 2024	1,363,750	$1.00
Exercisable, end of period	1,363,750	$1.00	2.2	$0

Equity Incentive Plan

In February 2023, we adopted the 2023 Equity Incentive Plan under which 2,000,000 Class B Common Shares are reserved for issuance of grants, awards and options. The 175,000 shares issued to advisors and the 50,000 option shares referred to above were issued under the plan and there are 1,775,000 shares available to be issued as of June 30, 2024.

PREDECESSOR

As stated in Note 1, OAPLT was formed on November 24, 2017, at which time 400 shares of its share capital were issued to each of its two owners for a total of 800 shares issued and outstanding. Each share has a nominal value of $11.93 (ten euros). Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

8.	Income Taxes

SUCCESSOR

Our consolidated tax provision includes tax provisions for RoyaLand Ltd. and each of its wholly owned subsidiaries, RoyaLand Company and OAPLT.

RoyaLand Ltd. is a corporation formed under the laws of Bermuda which currently levies no taxes on individuals or corporations based upon profits. OAPLT is a French joint stock company (société par actions simplifiée) which is subject to the tax laws of France. For the year ended June 30, 2024, and the period November 29, 2022 to June 30, 2023, OAPLT reported a loss. For its most recently filed tax return for the tax period ended June 30, 2023, OAPLT reported a tax loss and owed no income tax. Accordingly, as in prior periods, no income tax provision was recorded for OAPLT.

A portion of our net loss was generated by RoyaLand Company which is a U.S. company subject to income taxes in the United States. The RoyaLand Company tax return for tax year ended December 31, 2023 reflected losses as start-up costs since the company had not yet begun operation. The start-up costs will be amortized over 15 years once operations commence. As such, RoyaLand Company has no operating loss carryovers.

The following table presents the current income tax provision for federal and state income taxes for the year ended June 30, 2024 and the period November 29, 2022 through June 30, 2023:

	Year Ended June 30, 2024	November 29, 2022 through June 30, 2023
Current tax provision (benefit):
U.S. federal	$–	$–
U.S. state	–	–
Total current tax provision (benefit)	–	–
Deferred tax provision (benefit):
U.S. federal	(29,956)	(4,240)
International	(26,163)	–
U.S. state, net of federal benefit	–	–
Increase in valuation allowance	56,119	4,240
Total deferred tax provision (benefit)	–	–
Total provision (benefit) for income taxes	$–	$–

Following is a reconciliation of the U.S. federal statutory rate to the actual tax rate for the year ended June 30, 2024 and the period November 29, 2022 through June 30, 2023:

	Year Ended June 30, 2024	November 29, 2022 through June 30, 2023
U.S. federal and international statutory income tax rate	21.0%	21.0%
Other adjustments	15.0%	0.0%
Increase in valuation reserve	-36.0%	-21.0%
Total provision (benefit) for income taxes	–%	–%

The components of our deferred tax assets as of as of June 30, 2024 and 2023, all of which arises from RoyaLand Company, consisted of the following:

	June 30, 2024	June 30, 2023
Start-up costs	$123,288	$93,332
International net operating loss carryforwards	26,163
Less valuation allowance	(149,451)	(93,332)
Net deferred tax assets	$–	$–

The valuation allowance increased $56,119 since June 30, 2023.

PREDECESSOR

OAPLT is a French joint stock company (société par actions simplifiée) which is subject to the tax laws of France. For the tax year ended June 30, 2022, OAPLT reported a tax loss and owed no income tax. As such OAPLT has not recorded an income tax provision for either the period July 1, 2022 to November 28, 2022 or for the twelve months ended June 30, 2022.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because management has determined that it is more likely than not that these assets will not be realized.

9.	Subsequent Events

We continue to develop our game, TheRoyal.Land. The initial phase of the game development included the delivery of the first mission of the vertical slice which was completed in September 2024 and is currently being used for testing and demonstration. Upon completion of the vertical slice in September 2024, we paid Neosperience $111,915 for services they provided subsequent to June 30, 2024.