Form 20-F
period 2025-06-30
RoyaLand Co Ltd.
filed 2025-10-31
CIK 1924064

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,400,000 Class A Common Shares, $0.0002 par value per share, and 4,975,000 Class B Common Shares, $0.0002 par value per share, as of June 30, 2025.

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

Year Ended June 30, 2025

i

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

The audited consolidated financial statements and notes thereto as of and for fiscal years ended 2025, 2024 and 2023 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. Our fiscal year end is June 30.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Not applicable.

B.	Not Applicable

C.	Auditors

The Company’s Public Company Accounting Oversight Board registered auditor for the previous three years has been:

TAAD, LLP

20955 Pathfinder Road, Suite #370,

Diamond Bar, CA 91765

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

Summary Risk Factors

Risks Related to Our Business and Industry

●	Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

●	If we do not consistently deliver popular, high-quality content in a timely manner, our business may be negatively impacted.

●	If we do not attract, retain, and motivate skilled personnel, we will be unable to effectively conduct our business.

●	We are dependent on the continued services and performance of our senior management and other key officers, the loss of any of whom could adversely affect our business, operating results and financial condition.

●	Most of our executive officers are part-time independent contractors and may have potential conflicts of interest because of their positions with other companies.

●	If we fail to properly manage our anticipated growth, our business could suffer.

●	If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize and grow our brand, products and services successfully.

●	Attracting, managing and retaining our talent is critical to our success.

●	Our industry is intensely competitive. We may not deliver a successful and engaging game, or customers may prefer our competitors’ products over our own.

●	We have made very little progress in the development of our game since the fiscal year ended June 30, 2025.

●	If demand for our products and services does not develop as expected our projected revenues and profits will be affected.

●	We will be subject to risk associated with the development of new products or services based on a new and unproved market.

●	Our company may not be able to create and maintain a competitive advantage, given the rapid technological and other competitive changes affecting all markets nationally and worldwide. Our company’s success will depend on our ability to keep pace with any such changes.

●	Due to our reliance on third party platforms, platform providers are frequently able to influence our products and costs.

●	Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business and operating results will be harmed.

●	We may have difficulty scaling and adapting our existing IT infrastructure to accommodate a larger customer base, technology advances or customer requirements.

●	We use open source software in connection with our planned game and services, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

●	We rely on tools and technologies owned by third parties.

●	If the Company fails to develop or protect its intellectual property adequately, the Company’s business could suffer.

●	The Company’s products, services or processes could be subject to claims of infringement of the intellectual property of others.

●	We may experience disruption to our servers or our software which could cause us to lose customers.

●	A failure or breach of our security systems or infrastructure as a result of cyberattacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

●	We are subject to the risks and uncertainties of conducting business outside the U.S.

●	Our results of operations or reputation may be harmed as a result of objectionable consumer or other third-party created content.

●	Exchange rate fluctuations could negatively affect our financial condition.

●	COVID-19 or another pandemic, epidemic, or outbreak of an infectious disease may cause a material adverse effect on our business.

●	Because purchases of our products and services are discretionary spending, if general economic conditions decline, demand for our products and services could decline.

●	We are subject to data privacy governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

●	Our business, products, and distribution will be subject to increasing regulation in key territories. If we do not successfully respond to these regulations, our business could be negatively impacted.

●	Our business depends on our customers continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our services, which could lead to additional expenses and the loss of customers.

●	Our business could be affected by new governmental regulations regarding the Internet.

●	We operate in non-U.S. markets and are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, as well as anti-corruption laws and regulations in other countries. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

●	Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Risks Related to the Ownership of Our Class B Common Shares

●	Our dual class voting structure has the effect of concentrating the voting control to holders of our Class A Common Shares as they have 20 votes for each share and there are currently 9,400,000 Class A Common Shares outstanding. This will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Common Shares due to exclusion from certain stock market indices.

●	The Class B Common Shares are quoted on the OTCQB. However, there has been very little trading in our Class B Common Shares and an active and liquid market may fail to develop, which could harm the market price of our Class B Common Shares.

●	A significant portion of our Class B Common Shares may be sold into the public market in the near future, which could cause the market price of our Class B Common Shares to drop significantly, even if our business is doing well.

●	Future issuances of our Class B Common Shares or securities convertible into, or exercisable or exchangeable for, our Class B Common Shares, or the trading of outstanding common shares, could cause the market price of our Class B Common Shares to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our Class B Common Shares upon our bankruptcy or liquidation, and future issuances of preference shares, which could rank senior to our Class B Common Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Class B Common Shares.

●	Our operating results and share price may fluctuate, and you could lose all or part of your investment.

●	If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Class B Common Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Class B Common Shares could decline.

●	We have never paid cash dividends on our securities and do not intend to pay dividends for the foreseeable future.

●	Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

●	If a United States person is treated as owning at least 10% of any class of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

●	We are a Bermuda company, and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

●	Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

●	We have provisions in our bye-laws that may discourage a change of control.

●	Legislation enacted in Bermuda as to economic substance may affect our operations.

●	We may need or be required to have employees in Bermuda but may not be able to obtain the required work permits under Bermuda law.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

●	We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

●	Certain of our major shareholders may have interests that are different from the interests of our other shareholders.

●	If our Class B Common Shares become subject to the penny stock rules, it would become more difficult to trade our shares.

Risks Related to Our Business and Industry

Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

We had minimal cash and cash equivalents as of June 30, 2025 and June 30, 2024, and had a net loss for the years ended June 30, 2025 and 2024. While we had cash of $226,782 and $261,476 as of June 30, 2025 and 2024, respectively, we have incurred net losses since our inception and had accumulated deficits of $2,863,410 as of June 30, 2025 and $2,089,387 as of June 30, 2024. We will seek to fund our operations through revenue generated from our products, services, bank borrowings and private placements and equity financing arrangements. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would impact our going concern status and would have a negative impact on our financial condition and our ability to pursue our business strategy and continue as a going concern. Management’s plans to address this need for capital through this offering and through private placement offerings are discussed elsewhere in this prospectus. We cannot assure you that our plans to raise sufficient capital will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

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

Emanuele Filiberto di Savoia, our Chief Executive Officer and a member of our board of directors, owns 6,000,000 of our outstanding Class A Common Shares, which amounts to 120,000,000 votes. As of the date of this Annual Report, there are 9,400,000 Class A Common Shares outstanding representing voting power of 188,000,000 votes, 4,975,000 Class B Common Shares outstanding representing voting power of 4,975,000 votes, and no preference shares outstanding. As a result, out of a total of 14,475,000 outstanding common shares representing total voting power of 192,975,000 votes, Mr. di Savoia controls approximately 62.2% of the voting power as of the date of this Annual Report. Mr. di Savoia will have the ability to control the outcome of most matters requiring shareholder approval, including:

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

There has been virtually no public market for our Class B Common Shares which are quoted on the OTCQB. An active trading market for our Class B Common Shares may never develop or be sustained. In the absence of an active trading market for our Class B Common Shares, investors may not be able to sell their Class B Common Shares at or above the price they paid or at the time that they would like to sell. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or assets by using our shares as consideration.

A significant portion of our Class B Common Shares may be sold into the public market in the near future, which could cause the market price of our Class B Common Shares to drop significantly, even if our business is doing well.

Future sales of our Class B Common Shares in the public market and the availability of Class B Common Shares for future sale could adversely affect the market price of our Class B Common Shares prevailing from time to time. Certain of our Class B Common Shares currently outstanding are not available for sale due to contractual restrictions on transfers of our Class B Common Shares under certain lock-up agreements. Upon the expiration of these lock-up agreements, Class B Common Shares will be eligible for sale 180 days after the date our Class B Common Shares are listed on a national securities exchange, provided that Class B Common Shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144 under the Securities Act, or Rule 144. Additionally, these lock-up agreements may be waived at any time. Furthermore, under our bye-laws, we are authorized to issue up to 430,000,000 Class B Common Shares, of which 4,975,000 shares are outstanding as of the date of this report. Sales of substantial numbers of Class B Common Shares, or the perception that these sales could occur, could adversely affect prevailing market prices for our Class B Common Shares and could impair our future ability to raise equity capital.

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

On March 3, 2023, March 28, 2023, May 4, 2023, June 30, 2023, July 14, 2023 and July 18, 2023, we conducted private placements of Class B Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 825,000 Class B Common Shares at $1.00 per share for a total of $825,000. The shares are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. Boustead Securities, LLC (“Boustead”) acted as placement agent in these private placements. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $57,750, or 7% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of $8,250, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead five-year warrants to purchase up to 57,750 Class B Common Shares in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment. Daniel McClory, one of our Directors and our executive Chairman, is an owner as well as the CEO of Boustead. Dr. Alberto Libanori, one of our Directors, is an officer of Boustead.

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

On April 18, 2025, we conducted a private placement of Class B Common Shares pursuant to a subscription agreement with an (i) accredited investor as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreement, we issued 500,000 Class B Common Shares at $1.00 per share for a total of $500,000.

On August 7, 2025, we entered into an Acknowledgement and Release Agreement with our Chief Technology Officer, Soheil Raissi. Under the agreement, we agreed to issue Mr. Raissi 500,000 of our Class B Common Shares in exchange for the following: (a) the release of all invoiced indebtedness to Mr. Raissi or his company, Maptics Corporation, (b) the release of any obligation to issue Mr. Raissi any share-based compensation, and (c) to compensate Mr. Raissi for continuing to serve as our CTO through December 31, 2025.

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

We are currently in the development phase for TheRoyal.Land and myRoyal.World. On June 30, 2023, we entered into a project agreement with Neosperience S.p.A., or Neosperience, pursuant to which Neosperience will design and develop TheRoyal.Land using the latest technologies in game development and artificial intelligence. Neosperience plans to create complex and dynamic in-game environments and realistic and emotive characters and to assist with dynamically adjusting the difficulty level and game balance in real time based on player behavior and performance to keep the game challenging yet rewarding. For example, Neosperience’s technology is designed to imbue non-player characters, or NPCs, with various behaviors, which we believe makes them seem more lifelike and responsive thereby enhancing player immersion and creating a more engaging gameplay experience. Additionally, Neosperience intends to use advanced modeling and rendering techniques to create realistic player characters and NPCs that dynamically interact utilizing a full range of human-like emotions, reactions and movements giving them a depth of character which we believe is rarely seen in video games.

As of the date of this Annual Report, Neosperience has completed the development of the vertical slice or the pre-production playable beta version of TheRoyal.Land. In addition, we have secured the domains, TheRoyaLand.online and TheRoyaLand.io, on which we expect to host TheRoyal.Land, and have finished website development for TheRoyal.Land. We are also in the early stages of discussions with media companies to develop myRoyal.World media assets for various streaming platforms. We plan to add additional internal resources to ensure the quality and timely delivery of TheRoyal.Land and myRoyal.World’s assets and experiences.

In addition, we, working with Neosperience, are planning a pre-launch augmented reality (“AR”) companion application to build momentum, generate revenues and cultivate a community of players before the full game release. We believe that a mobile AR app is consistent with market trends towards a growing interest in historical gaming and growing demand for content that blends learning and entertainment. We believe that cultural tourism gamification is a growing market and AR location based mechanics of our planned app can promote exploration amount a target audience in the 18 to 45 demographic who are tech savvy, global minded, interested in history and culture and value immersive learning and short form gameplay. The AR companion app can be developed at a fraction of the cost of the full game and within a period of only 4 to 5 months. We plan to balance a freemium model with value added content.

Location based AR mobile games encourage physical exploration and social interaction and creates additional revenue opportunities in the form of tourism sponsorships and partnerships and revenue from local businesses and landmarks which receive additional foot traffic. There is a growing trend of using AR to gamily and enhance cultural tourism by enabling AR historical tours, 3D artifact viewing and virtual treasure hunts. This creates a strategic alignment with the full Royaland game through:

●	“Royal Relic Hunts,” and

●	A narrative AI guide which adds a story to factual tours.

Examples of successful gamification tourism apps are: Louvre x Nintendo (3D guide gamifying museum exploratrion), Historik App (AR reconstructions of historical sites) and Unlocking Porto (location-based AR storytelling).

Examples of successful history based AR mobile games are Assassin’s Creed Discovery Tour and Civilization Series. Another very successful AR location based mobile game is Pokemon Go.

Our Industry

We believe TheRoyal.Land is at the nexus of several expanding markets in the video games market, with worldwide revenue expected to grow to approximately $522.46 billion in 2025 according to Statista (Statista, https://www.statista.com/outlook/amo/media/games/worldwide). The most relevant segments of the video games market to our business are mobile games and online games.

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

●	Revenue in the mobile games segment is projected to reach approximately $126.06 billion in 2024.

●	Revenue is expected to show a compound annual growth rate, or CAGR, of approximately 5.4% from 2025 to 2030, resulting in a projected market volume of approximately $163.98 billion by 2030.

●	In the mobile games segment, the number of users is expected to amount to approximately 2.5 billion users by 2030.

●	User penetration will be approximately 26.8% in 2025 and is expected to hit approximately 30.8% by 2030.

●	In a global comparison, most revenue will be generated in the United States (approximately $36.64 billion in 2025).

●	The average revenue per user, or ARPU, in the mobile games segment is projected to amount to approximately $60.14 in 2025.

(Statista, Mobile Games – Worldwide, https://www.statista.com/outlook/amo/media/games/mobile-games/worldwide?currency=null)

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

●	Revenue in the online games segment is projected to reach approximately $29.48 billion in 2025.

●	Revenue is expected to show a CAGR of approximately 4.7% from 2025 to 2030, resulting in a projected market volume of approximately $37.22 billion by 2030.

●	In the online games segment, the number of users is expected to amount to approximately 1.3 billion by 2030.

●	User penetration will be approximately 15.3% in 2025 and is expected to hit approximately 16.4% by 2030.

●	In a global comparison, most revenue will be generated in China (approximately $6.9 billion in 2025).

●	The ARPU in the online games segment is projected to amount to approximately $24.59 in 2025.

(Statista, Online Games – Worldwide, https://www.statista.com/outlook/amo/media/games/online-games/worldwide)

Mobile Augmented Reality Games

AR games include games which can be played with an app on the user’s mobile device. The market is currently being driven by technological advancements, coupled with a rising number of mobile gamers. Unlike virtual reality, augmented reality utilizes the existing environment and enhances it with an overlay of distinct features. In addition, augmented reality helps in creating a view for the players with intense video, graphics, and sound by using a device-camera. For games on smartphones, augmented reality has become an important tool as it enables gamers to create their own characters, targets, and racing terrains. Further, the functionality of AR games to enable the users to scan their local surroundings so as to invite their neighbors and create a virtual track, is expanding the market potential. IMARC Group - https://www.imarcgroup.com/augmented-reality-gaming-market.

The global augmented reality gaming market size was valued at $14.2 Billion in 2024. Looking forward, IMARC Group estimates the market to reach $141.7 Billion by 2033, exhibiting a CAGR of 25.9% from 2025-2033. IMARC Group - https://www.imarcgroup.com/augmented-reality-gaming-market.

The market is primarily driven by continual technological innovations, the growing demand for remote collaboration solutions, technology integration into education, corporate, and entertainment sectors, and widespread product utilization by government and public spaces.

Our Market Opportunity

We believe that royal families and their societies remain of great interest to the public, as reflected in popular series with royalty-related themes such as “Downton Abbey” and “The Crown.” In our view, the passing in September 2022 of Her Majesty Queen Elizabeth II of England and the transition to her son, King Charles III, has also brought heightened attention and relevance to the royalty market. We plan on relying on the following marketing campaigns and approaches to penetrate the market:

●	Hosting X Spaces on Gaming: We plan to host real-time conversations using X Spaces, a feature within X that allows for live audio conversations, for our followers and players to discuss the state of gaming, primarily MMORPGs and mobile games.

●	Releasing Video Teasers: We plan to release short video teasers to develop and solidify interest in our suite of experiences, which will include in-game cut scenes and gameplay.

●	Hosting contests: We plan to develop strong communities, both online and offline, and plan to keep these communities engaged by hosting a variety of contests involving TheRoyal.Land.

●	Utilizing X and Instagram Ads: We plan to utilize ads on social media, such as X and Instagram, to increase awareness of TheRoyal.Land and build a loyal following in collaboration with key vendors and advertising experts.

●	Developing YouTube Sponsorships: We believe influencers have been essential for brands and we plan to curate our social media influencers for TheRoyal.Land, with a particular focus on YouTube.

Our Business Model and Revenue Drivers

We plan to offer players many ways to experience our royalty-centered world and adventures and interact with our community.

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

Business-to-Business Opportunities

Our business-to-business strategy is focused on onboarding large brands and companies so that they can deploy their digital strategy and product marketing around TheRoyal.Land, reaching what we believe will be our diverse and dynamic community. We plan to work with other businesses to extend their brands inside TheRoyal.Land, and we expect to develop further collaborative relationships with them. Currently, we plan to offer in-game advertising and virtual land sales to businesses as TheRoyal.Land is being designed to be an immersive world. While traversing our game, players may see products and stores from real-life companies or brands. We anticipate being able to sell these brands advertising space and virtual land in TheRoyal.Land.

With our planned AR companion app, we will seek tourism and local business partnerships, as set forth above.

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

Essential Design Elements Expected to be Included in TheRoyal.Land

TheRoyal.Land is currently in development, but we plan for it to have the following essential design elements. At the beginning of the game, the player will choose which character class they would like to be, ranging from a prisoner to a duke. This choice will decide which quests and missions the player will be given. The character’s quests can vary from simple actions to economic and social interactions with other players in the community. Every six months, the community of players can elect their Queen or King. The status of Queen or King will give access to powerful advantages in TheRoyal.Land, such as greater decision-making power, receiving accessories for one’s character, receiving a plot of land or castle, buying or trading more raw materials, and more.

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

Development Timeline

●	Phase One: This is the preproduction phase where we completed the scripting of the story around the game, developed and drew the game environment elements and the scenery, the different characters, and the details of the gameplay features. We have, through Neosperience, completed the storyboard of TheRoyal.Land.

●	Phase Two: In this phase, we started the production and development of the first prototype, which includes the different characters, whether they are playable or just decorative. We planned the production of the various sets, animations, and voice-overs and produced the game interactions, as well as the production and development of the online pipeline.

●	Phase Three: In this phase, we will be testing the prototype version with the debugging process. At the same time, we will be deploying our marketing for our beta launch. Our beta launch will include a carefully curated process to select the demographics we wish to introduce to this version of the game in order to gather the most relevant feedback. We expect this phase of development to take approximately four months.

●	Phase Four: In this phase, we will release the game worldwide accessible by mobile and desktop browsers and start the maintenance system. The game will be accessible while online after following a simple registration process. We believe we will be able to release TheRoyal.Land within the next 24 months.

As of the date of this report, with Phases One and Two completed, Neosperience has delivered the vertical slice or the pre-production playable beta version of TheRoyal.Land. A vertical slice is a small, fully playable cross-section of a game that represents the final quality and user experience of the production release. It includes a short, representative gameplay loop (core mechanics, encounter, win/lose) with the final-quality art style, animation, UI/UX, and audio.

Unforeseen delays in product development, turnover of resources and lack of capital may impact our delivery timeline. We plan to add additional internal resources to ensure high quality and timely delivery of TheRoyal.Land and TheRoyal.Land-themed media assets.

Competition

Competition in the entertainment software industry is based on innovation, features, playability, product quality, brand name recognition, compatibility with popular platforms, access to distribution channels, price, marketing, and customer service. We compete for the leisure time and discretionary spending of consumers with other interactive entertainment companies and software competitors, as well as with providers of different forms of entertainment, such as film, television, social networking, music, and other consumer products. We believe our main competitors for our full game may include:

●	Minecraft: Minecraft is a multi-platform “sandbox” adventure game, like a virtual 3D Lego-like building game, which gives players a practically infinite hollow virtual world with which they can discover and extract raw materials, craft tools, and items, and builds structures, earthworks, and simple machines.

●	Elden Ring: In Elden Ring, players control a customizable player character on a journey to repair the Elden Ring and become the new Elden Lord. The game is presented from a third-person perspective, with players roaming its interactive open world. Gameplay elements include combat using several weapons and magic spells, horseback riding and crafting.

●	World of Warcraft: World of Warcraft is an MMORPG. Like other MMORPGs, the game allows players to create a character avatar and explore an open game world in third- or first-person view, exploring the landscape, fighting various monsters, completing quests, and interacting with non-player characters or other players. The game encourages players to work together to complete quests, enter dungeons and engage in player versus player combat; however, the game can also be played solo without interacting with others. The game primarily focuses on character progression, in which players earn experience points to level up their character to make them more powerful and buy and sell items using in-game currency to acquire better equipment, among other game systems.

We believe our main competitors for our AR companion app may include:

●	Assassin’s Creed Discovery Tour: Assassin’s Creed Discovery Tour offers an educational mode allowing exploration of historical settings with guided tours and lessons.

●	Reigns: Her Majesty: Reigns: Her Majesty is a lightweight narrative decision game in which players rule as a monarch through card-based choices. Over 2 million copies have been sold.

●	Monument Valley: Monument Valley is an artistic puzzle game with surreal architecture and contemplative gameplay which has more than 30 million downloads.

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

In the United States, privacy and information safeguarding requirements under privacy laws include the Gramm-Leach-Bliley Act, the Telephone Consumer Privacy Act, and the California Consumer Privacy Act, which requires privacy protections comparable to those afforded by the GDPR, as well as the maintenance of a written, comprehensive information security program. The California Privacy Rights Act and cybersecurity regulations, which expand upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law. The Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy law. The Utah Consumer Privacy Act, regarding business handling of consumers’ personal data. In addition, several other states and the federal government have, have considered or are considering privacy laws like the CCPA. Although we do not intend to carry out any substantial business activities in the United States or to become subject to these laws, we must continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

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

4.D.  Plants, Property and Equipment

Our Bermuda holding company’s registered office is located at c/o Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda. Our personnel operate remotely.

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

5.A. Operating Results

The following RoyaLand operating and financial review and prospects (“OFRP”) summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the years ended June 30, 2025 and 2024. This MD&A should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto for the year ended June 30, 2025 (the “2025 Financials”). Amounts are expressed in U.S. dollars unless otherwise stated. This OFRP contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors. See also “Introductory Notes – Forward-Looking Information.”

The 2025 Financials and the financial information contained in this OFRP are prepared pursuant to IFRS and in accordance with the standards of the United States Public Company Accounting Oversight Board (“PCAOB”). As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. GAAP.

This MD&A reports the Company’s activities through June 30, 2025, unless otherwise indicated. All figures are expressed in U.S. Dollars, unless otherwise noted.

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

In addition, we are are planning a pre-launch augmented reality (“AR”) companion application to build momentum, generate revenues and cultivate a community of players before the full game release. We believe that a mobile AR app is consistent with market trends towards a growing interest in historical gaming and growing demand for content that blends learning and entertainment. We believe that cultural tourism gamification is a growing market and AR location based mechanics of our planned app can promote exploration amount a target audience in the 18 to 45 demographic who are tech savvy, global minded, interested in history and culture and value immersive learning and short form gameplay. The AR companion app can be developed at a fraction of the cost of the full game and within a period of only 4 to 5 months. We plan to balance a freemium model with value added content.

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

To that end, we expect to capitalize on the expanding video games market, with worldwide revenue expected to grow to approximately $522.46 billion in 2025 according to Statista, and the increased interest in the world of royalty, to expand our brand and our products worldwide (Statista, https://www.statista.com/outlook/amo/media/games/worldwide) as well as the rapidly expanding market for augmented reality mobile video games which is anticipated to grow from $14.2 billion in 2024 to $141.7 billion by 2033 (IMARC Group - https://www.imarcgroup.com/augmented-reality-gaming-market).

We are currently in the development phase for TheRoyal.Land and myRoyal.World. On June 30, 2023, we entered into a project agreement with Neosperience S.p.A., or Neosperience, pursuant to which Neosperience will design and develop TheRoyal.Land using the latest technologies in game development and artificial intelligence. Neosperience plans to create complex and dynamic in-game environments and realistic and emotive characters and to assist with dynamically adjusting the difficulty level and game balance in real time based on player behavior and performance to keep the game challenging yet rewarding. For example, Neosperience’s technology is designed to imbue non-player characters, or NPCs, with various behaviors, which we believe makes them seem more lifelike and responsive thereby enhancing player immersion and creating a more engaging gameplay experience. Additionally, Neosperience intends to use advanced modeling and rendering techniques to create realistic player characters and NPCs that dynamically interact utilizing a full range of human-like emotions, reactions and movements giving them a depth of character which we believe is rarely seen in video games.

As of the date of this Annual Report, Neosperience has completed the development of the vertical slice or the pre-production playable beta version of TheRoyal.Land. In addition, we have secured the domains, TheRoyaLand.online and TheRoyaLand.io, on which we expect to host TheRoyal.Land, and have finished website development for TheRoyal.Land. We are also in the early stages of discussions with media companies to develop myRoyal.World media assets for various streaming platforms. We plan to add additional internal resources to ensure the quality and timely delivery of TheRoyal.Land and myRoyal.World’s assets and experiences.

As we launch our initial products over the next twelve months, our revenue will depend on our ability to successfully assemble an engaged community around TheRoyal.Land and its AR companion mobile app, who we believe will become long-term players of our mobile and online games. We expect that our future revenues will depend on our ability to monetize the game-playing environment of TheRoyal.Land, as well as potential ancillary products, services, and events.

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

Operating and Financial Review and Prospects

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

Comparison of Years Ended June 30, 2025 and 2024

The financial statements presented in this filing include the consolidated financial statements of the Company and the separate financial statements of OAPLT, a predecessor company, which was acquired on November 29, 2022. The consolidated financial statements presented in this filing are expressed in U.S. dollars which is our functional currency.

The following table sets forth key components of the consolidated results of operations of the Company for the years ended June 30, 2025 and 2024.

Statements of Operations Data	2025	% of Revenue	2024	% of Revenue
Revenue	$-	N/A	$-	N/A
Cost of revenue	-	N/A	-	N/A
Product research and development	277,364	N/A	413,532	N/A
General and administrative expenses	497,231	N/A	600,021	N/A
Operating loss	(774,595)	N/A	(1,013,553)	N/A
Other income (expense)	572	N/A	(3,837)	N/A
Loss before income taxes	(774,023)	N/A	(1,017,390)	N/A
Provision for income taxes	-	N/A	-	N/A
Net loss	$(774,023)	N/A	$(1,017,390)	N/A

Revenue

We recorded no revenue for the years ended June 30, 2025 and 2024 as we continued to develop our game TheRoyaLLand. Accordingly, there was no cost of revenue for either period.

Product Research and Development

During the year ended June 30, 2025, we recorded costs in this category of $277,364 compared to $413,532 in the year ended June 30, 2024, a decrease of $136,168 or 32.9%. These expenses represent costs incurred in connection with our agreement with Neosperience, all as explained in Note 6 to the consolidated financial statements included elsewhere in this Annual Report. The 2024 period contained expenses $301,617 for the research portion of TheRoyaLand game and the remaining $111,915 for game development, while the 2025 period expenses were solely for game development.

General and Administrative Expenses

General and administrative expenses for the years ended June 30, 2025 and 2024 were $497,231 and $600,021 respectively, representing a decrease of $102,790 or 17.1%. For the year ended June 30, 2025, our general and administrative expenses consisted of legal and accounting costs ($214,227), consulting fees ($210,436), and other expenses ($72,568). For the year ended June 30, 2024, our general and administrative expenses consisted of legal and accounting costs ($372,581), consulting fees ($175,439) and other expenses ($52,001).

The legal and accounting fees decreased $158,354 or 42.5% in 2025 compared to 2024. The 2024 period contained substantial costs preparing our Company for acceptance on a trading platform. We originally applied to Nasdaq but encountered substantial delays in the approval process. We then applied to Cboe Global Markets but they decided to exit the U.S. markets after we applied. We then applied to and were accepted for quotation on the OTCQB.

Consulting fees increased $34,997 or 19.9% between the 2025 and 2024 periods. The increase was principally the result of higher fees paid to our investor relations firm as a result of our trading platform listing.

Other expense contained transfer agent services in the 2025 period of $5,096 compared to zero in 2024. The 2025 period also had a higher expense for share options of $14,793 compared to the 2024 period due to the vesting schedule of the option.

Operating Loss

Operating loss for the years ended June 30, 2025 and 2024 was $774,595 and $1,013,553, respectively, representing a decrease of $238,598 or 23.6%. The decrease resulted from the factors discussed above.

Other Income (Expense)

Other income for the year ended June 30, 2025 was a minor amount of $572. Other expense for the year ended June 30, 2024 of $3,837 resulted from corrections to OAPLT VAT accounting.

Net Loss

Net loss for the years ended June 30, 2025 and 2024 was $774,023 and $1,017,390, respectively, representing a decrease of $243,367 or 23.9%. These losses resulted from the factors discussed above.

Comparison of the Years Ended June 30, 2024 and 2023

For a discussion of our statements of operations for the years ended June 30, 2024 and 2023, see the section “Operating and Financial Review and Prospects” in our Form 20-F filed with the SEC on October 31, 2024.

Liquidity and Capital Resources

As of June 30, 2025, we had a consolidated cash balance and total assets of $226,782 and $237,312, respectively. As of June 30, 2024, we had a consolidated cash balance and total assets of $261,476 and $381,279, respectively. To date, we have financed our operations primarily through sales of our Class B Common Shares.

During the year ended June 30, 2025, we conducted a private placement of our Class B Common Shares and issued 500,000 Class B Common Shares to an investor. The shares were subscribed for at $1.00 per share. Gross proceeds received for this private placement of $500,000 were reduced by fees of $47,525 resulting in net proceeds of $452,475.

During the year ended June 30, 2024, we conducted additional private placements of our Class B Common Shares as follows:

a.	Private placements with several investors under which we issued 700,000 Class B Common Shares at $1.00 per share.

b.	Private placements of units of securities, consisting of (i) one Class B Common Share and (ii) a three-year warrant to purchase 2.5 Class B Common Shares (the “Units”), with three investors under which we issued 500,000 Units at $1.00 per Unit. This resulted in gross proceeds of $500,000 along with three-year warrants to purchase 1,250,000 Class B Common Shares at $1.00 per share.

Total Class B Common Shares issued during the year ended June 30, 2024, including the 125,000 shares subscribed but not yet issued as of June 30, 2023, totaled 1,325,000 shares.

Management has prepared estimates of operations and believes that sufficient funds will be generated from sales of our Class B Common Shares to fund our operations and expenses for at least the next twelve months. The Company’s founders have verbally agreed to support the Company if there is any deficit until the funds are raised. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

The accompanying consolidated financial statements for the Company have been prepared assuming that we will continue as a going concern. However, our independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. We have incurred substantial net losses since our inception, and as of June 30, 2025, we had cash of $226,782 and an accumulated deficit of $2,863,410. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through private and/or public offerings. These plans, if successful, will mitigate the factors which raise substantial doubt about our ability to continue as a going concern.

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

The following table sets forth key components of the Company’s cash flow during the years ended June 30, 2025 and 2024.

	2025	2024
Net cash used in operating activities	$(577,281)	$(825,145)
Net cash provided by (used in) investing activities	-	-
Net cash provided by financing activities	543,359	951,252
Net increase (decrease) in cash	(33,922)	126,107
Cash, beginning of period	261,476	134,543
Foreign currency translation adjustment	(772)	826
Cash, including cash in escrow, end of period	226,782	261,476

Net cash used in operating activities was $577,281 and $825,145 for the years ended June 30, 2025 and 2024, respectively. The $247,864 decrease in net cash used was primarily due to the decrease in the net loss of $243,367 during the year ended June 30, 2025 as compared to the year ended June 30, 2024 offset by non-cash changes in share option expense and changes in working capital.

Net cash provided by financing activities was $543,359 and $951,252 for the years ended June 30, 2025 and 2024, respectively. The $407,893 decrease was primarily due to a decrease in the net proceeds from the sale of our Class B Common Shares during the year ended June 30, 2025 compared to the year ended June 30, 2024.

For a discussion of our statements of cash flows for the years ended June 30, 2024 and 2023, see the section “Operating and Financial Review and Prospects” in our Form 20-F filed with the SEC on October 31, 2024.

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

As of June 30, 2025, we have incurred a total expense of $690,896 in connection with our agreement with Neosperience. This amount includes payments totaling $301,617 covering the research phase of the Project and payments and payments of $389,279 for milestones reached in the development phase through June 30, 2025. Following the guidance of IAS 38 Intangible Assets, we have expensed all costs incurred to date for the Project. The guidance requires that costs incurred in the research phase be expensed. In addition, we determined that costs incurred in the development phase should be expensed, as not all six criteria for capitalization of these costs under the guidance have been met. Amounts expensed during the years ended June 30, 2025 and 2024 amounted to $277,364 and $413,532, respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Emanuele Filiberto di Savoia	53	Chief Executive Officer and Director
Bryan Elbez	35	Chief Financial Officer
Jean-Claude Sindres	52	Chief Strategy and Creative Officer
Soheil Raissi	69	Chief Technology Officer
Daniel Joseph McClory	66	Executive Chairman and Director
Alberto Libanori	36	Director
Mike Gatto	51	Director

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

Mike Gatto is currently a partner in Actium, LLP, a Pasadena based law firm. He is a former four term member of the California State Assembly. During his tenure in the Legislature, Mike Gatto served on the Banking and Finance committee, presided over Assembly sessions as Assistant Speaker, and chaired the Appropriations, Consumer Protection and Privacy, and Utilities and Commerce committees. As chair of Appropriations, he determined billions in spending each year. As chair of Consumer Protection and Privacy, he was involved in several innovative initiatives involving technology and cybersecurity. A total of fifty-five measures he authored became law.

Before his election to the Assembly, Mike practiced law at Los Angeles’s oldest and most distinguished firm, and previously served as a Congressional Chief of Staff, and in the administrations of three Los Angeles mayors. Mike has achieved successful outcomes in a number of high-stakes cases before the California Court of Appeal, the California Supreme Court, the Ninth Circuit Court of Appeals, and the United States Supreme Court.

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B.  Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and executive officers as a group for the year ended June 30, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Bermuda law.

All amounts reported in the table below reflect the cost to the Company, in dollars, for the year ended June 30, 2025.

	Salary or Fees Earned or Paid in Cash ($)	Option Awards ($)	Class B Common Share Awards ($)	Cash Bonus ($)	Total ($)	Outstanding Options as of June 30, 2025 Class B Common Shares
All directors and executive officers as a group	121,000	-	-	-	121,000	50,000

We recorded an aggregate of $121,000 in total cash compensation earned or paid to our directors and executive officers as a group for the year ended June 30, 2025. We have not set aside or accrued any additional amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. In January 2023, we adopted an equity incentive plan, see “—Equity Incentive Plan” below.

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

Our board of directors currently consists of four directors, two of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Our bye-laws provide that our board of directors shall consist of such number of directors being not less than one director and not more than such maximum number of directors as the board of directors may from time to time determine. A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party.

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

6.D.  Employees

As of June 30, 2025, we had no full-time or part-time employees. All of our executive officers are independent contractors. None of our contractors are represented by labor unions, and we believe that we have an excellent relationship with our contractors.

6.E.  Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F.  Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

		Percent of		Percent of
		Class A		Class B	Total
	Class A	Common	Class B	Common	Voting
Name of Beneficial Owner	Common Shares	Shares (%)	Common Shares	Shares (%)	Power(2) (%)
Emanuele Filiberto di Savoia, Chief Executive Officer and Director	6,000,000	63.8	-	-	62.4
Bryan Elbez, Chief Financial Officer	-	-	-	-	-
Daniel Joseph McClory, Executive Chairman and Director(3)	2,500,000	26.6	-	-	26
Jean-Claude Sindres, Chief Strategy and Creative Officer	900,000	9.6	-	-	9.4
Soheil Raissi, Chief Technology Officer	-	-	-	-	-
Alberto Libanori, Director(4)	-	-	60,000	1.1	*
Mike Gatto(5)	-	-	100,000	1.8	*
Soheil Raissi, Chief Technology Officer(6)	-	-	500,000	8.9	*

All directors and executive officers as a group (8 persons)	9,400,000	100	660,000	11.8	97.8

Pinehurst Partners LLC(3)	2,500,000	26.6	-	-	25.8
Latigo Partners, LLC(7)	-	-	445,000	8	*
Wing Kai Lam(8)	-	-	375,000	6.7	*
Rui Wu(9)	-	-	637,500	11.4	*
Eternal Horizon International Company Limited(10)	-	-	437,500	7.8	*

*	Less than 1%

(1)	Based on 9,400,000 Class A Common Shares, 2,500,000 (26.6%) of which are held in the United States by one shareholder, and 5,575,000 Class B Common Shares, 2,275,000 (40.8%) of which are held in the United States by 22 shareholders, issued and outstanding as of the date of this Annual Report.

(2)	The holders of Class A Common Shares are entitled to 20 votes for each Class A Common Share held of record, and the holders of Class B Common Shares are entitled to one vote for each Class B Common Share held of record, on all matters submitted to a vote of the shareholders. A total of 14,975,000 common shares representing total voting power of 193,475,000 votes are outstanding as of the date of this Annual Report.

(3)	The 2,500,000 Class A Common Shares beneficially owned by Daniel Joseph McClory are held by Pinehurst Partners LLC. Pinehurst Partners LLC is a Colorado limited liability company, 100% owned by the Roth individual retirement account of Daniel Joseph McClory. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and director. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301, USA.

(4)	Under the independent director agreement between Alberto Libanori and the Company, Dr. Libanori was granted a share option, with an exercise price equal to $2.00, to purchase 50,000 Class B Common Shares, which vest over a three (3) year period at a rate of 1/3 per year beginning on May 20, 2024.

(5)	Consists of 100,000 Class B Common Shares granted in August, 2025 for joining the Company’s Board of Directors.

(6)	Consists of 500,000 Class B Common Shares issued in August 2025 in consideration for $126,000 in outstanding invoices and payment through December 31, 2025.

(7)	Latigo Partners, LLC is a Nevada limited liability company. Latigo Partners, LLC’s managing member is Keith C. Moore. Keith C. Moore is deemed to beneficially own the Class B Common Shares owned by Latigo Partners, LLC and has sole voting and dispositive powers over its shares. Latigo Partners, LLC’s business address is 318 N Carson Street, Suite 208, Carson City, NV 89701, USA.

(8)	Consists of 375,000 Class B Common Shares issuable upon exercise of a warrant within 60 days of the date of this Annual Report.

(9)	Consists of (i) 200,000 Class B Common Shares and (ii) 437,500 Class B Common Shares issuable upon exercise of a warrant within 60 days of the date of this Annual Report.

(10)	Consists of 437,500 Class B Common Shares issuable upon exercise of a warrant within 60 days of the date of this Annual Report. Jie Xu has sole voting and dispositive power over the shares held by Eternal Horizon International Company Limited. Eternal Horizon International Company Limited’s business address is 30 de Castro St, PO Box 4518, Wickams Cay, British Virgin Islands.

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

Private Placements

Daniel McClory, one of our Directors and our executive Chairman, is an owner as well as the CEO of Boustead. Dr. Alberto Libanori, one of our Directors, is an officer of Boustead which has received compensation in connection with our share offerings.

On July 21, 2023, we conducted a private placement of units of securities, consisting of (i) one Class B Common Share and (ii) a three-year-term warrant to purchase 2.5 Class B Common Shares (the “Units”), and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 500,000 Units at $1.00 per Unit for a total of $500,000. The Units are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale—Lock-Up Agreements.” Boustead acted as placement agent in this private placement. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $35,000, or 7% of the gross amount actually received by the Company in the private placement, and a non-accountable expense allowance of $5,000, or 1% of the gross amount actually received by the Company in the private placement, we agreed to issue Boustead five-year warrants to purchase up to 35,000 Class B Common Shares in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

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

On April 18, 2025, we conducted a private placement of Class B Common Shares pursuant to a subscription agreement with an (i) accredited investor as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreement, we issued 500,000 Class B Common Shares at $1.00 per share for a total of $500,000.

On August 18, 2025, we issued 500,000 shares of our Class B Common Shares to our Chief Technical Officer to settle outstanding amounts owed to him as well as to compensate him through December 31, 2025. On the same date, we issued 100,000 shares of our Class B Common Shares to Mike Gatto as compensation for joining our Board of Directors.

Other Agreements

During the year ended June 30, 2024, we entered into an independent director agreement with Alberto Libanori, a director, and agreed to compensate him $1,000 per year for his services. During the year ended June 30, 2023, Mr. Libanori made an advance of $55 to open a bank account. As of June 30, 2025, the amount due to Mr. Libanori totaled $1,241 which amount carried no interest and was due on demand.

At the time of incorporation of RoyaLand Company, Daniel Joseph McClory, our Executive Chairman and Director, made advances totaling $2,000 to open two bank accounts. In addition, during the year ended June 30, 2023, Mr. McClory made additional advances of $8,500. Finally, during the year ended June 30, 2025, Mr. McClory advanced an additional $80, such that as of June 30, 2025, the amount due to Mr. McClory was $10,580, which amount carried no interest and was due on demand.

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

ITEM 9. THE OFFER AND LISTING

9.A.  Offer and Listing Details

Our Class B Common Shares are quoted on the OTCQB market tier of OTC Markets Group, Inc., or OTCQB. There is no active market for our Class B Common Shares and there can be no assurance that an active market for our Class B Common Shares will develop.

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

Bermuda Tax Considerations

The following is a general summary of Bermudian tax considerations relating to the ownership and disposal of ordinary shares.

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda withholding tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares.

Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”) on December 27, 2023, with tax chargeable under the CIT Act as from January 1, 2025. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least 750 million euros in any two of the four previous fiscal years. If the Bermuda constituent entities of a multinational group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). In general, income arising from international shipping is exempted from the scope of such tax to the extent certain requirements relating to strategic or commercial management in Bermuda are satisfied. The tax imposed under the CIT Act will not be applicable to us. Furthermore, distributions from our operating companies to our Bermuda holding company are generally excluded from tax under the CIT Act.

U.S. Federal Income Taxation Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below) that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks and other financial institutions, insurance companies, pension plans, cooperatives, broker-dealers, expatriates, traders in securities that have elected the mark-to-market method of accounting for their securities, certain former U.S. citizens or long-term residents, regulated investment companies, real estate investment trusts and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly or constructively) 10% or more of our voting or non-voting shares, investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors who are subject to special tax accounting rules, persons who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S. tax, alternative minimum tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code and the applicable U.S. Treasury regulations thereunder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax considerations of an investment in our ordinary shares.

Passive Foreign Investment Company Consequences

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based upon our current and expected income and assets and projections as to the market price of our ordinary shares immediately following this offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given in this regard because the determination as to whether we are a PFIC for any taxable year is a facts-intensive determination that depends, in part, upon the composition and classification of our income and assets, which cannot be made until after the end of a taxable year.

If we are a PFIC for any year during which a U.S. holder holds our ordinary shares, certain adverse tax consequences and information reporting requirements could apply to such U.S. holder. Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate some of those adverse consequences. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing our ordinary shares if we are or become a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes.

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

Dividends

Any cash distributions paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we will generally report the full amount of any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on the ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations.

Individuals and certain other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) we are a qualified foreign corporation, which will be the case if our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. We are not currently listed on an established securities market in the United States nor can there be any assurance that we will be. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares.

Sale, Exchange or Other Disposition of Our Common Shares

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and certain other non-corporate U.S. holders are generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

Backup Withholding and Information Reporting

Distributions on and proceeds from the exchange, sale or other disposition of the ordinary shares may be reported to the IRS unless the holder establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Backup withholding is not an additional tax. Any amount withheld may be credited against the holder’s U.S. federal income tax liability subject to certain rules and limitations. U.S. holders should consult with their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Certain U.S. holders are required to report information with respect to investments in specified foreign financial instruments (such as ordinary shares that are not held through an account with a domestic financial institution). U.S. holders that fail to report required information could become subject to substantial penalties. Potential investors are encouraged to consult with their own tax advisors about these and any other reporting obligations arising from their investment in the ordinary shares.

THE FOREGOING DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT ADDRESS ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR HOLDER’S INDIVIDUAL CIRCUMSTANCES. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR SITUATION.

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

Concentration Risk

For the years ended June 30, 2025 and 2024, we had no revenue. For the year ended June 30, 2023, our revenue, all of which was recorded by OAPLT, was accounted for by two customers with one of the customers accounting for 62.5%. Accounts receivable from these customers was zero as of June 30, 2023.

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

Our management carried out an evaluation, under the supervision of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of June 30, 2025. Based on that evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2025. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the Company’s internal control over financial reporting as of June 30, 2025 was not effective.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2025 and 2024 by TAAD LLP, the Company’s principal accounting firm.

	For the year ended June 30,
	2025	2024
Audit Fees	$46,000	$33,000
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$46,000	$33,000

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

ITEM 18.  FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19.  EXHIBITS

Exhibit No.	Description
1.1	Memorandum of Association of The RoyaLand Company Ltd. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 filed on June 30, 2023)
1.2	Bye-laws of The RoyaLand Company Ltd. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 filed on June 30, 2023)
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of June 30, 2024
4.1	Form of Private Placement Subscription Agreement for Shares for March 2023 to July 2023 Private Placements (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1 filed on June 30, 2023)
4.2	Form of Private Placement Subscription Agreement for Units for July 21, 2023 Private Placement (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 filed on April 26, 2024)
4.3	Form of Private Placement Subscription Agreement for Shares for March 2024 to April 2024 Private Placements (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 filed on April 26, 2024)
4.4	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 filed on June 30, 2023)
4.5	Form of Private Placement Warrant (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 filed on April 26, 2024)
4.6	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 filed on June 30, 2023)
4.7	The RoyaLand Company Ltd. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Registration Statement on Form F-1 filed on June 30, 2023)
4.8	Form of Share Option Agreement for The RoyaLand Company Ltd. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Registration Statement on Form F-1 filed on June 30, 2023)
4.9	Form of Restricted Shares Award Agreement for The RoyaLand Company Ltd. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1 filed on June 30, 2023)
4.10	Form of Restricted Share Unit Award Agreement for The RoyaLand Company Ltd. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Registration Statement on Form F-1 filed on June 30, 2023)
4.11	Share Exchange Agreement between The RoyaLand Company Ltd., RoyaLand Company and the stockholders of RoyaLand Company, dated as of November 28, 2022 (incorporated by reference to Exhibit 2.1 to Registration Statement on Form F-1 filed on June 30, 2023)

4.12	Share Purchase Agreement between Mr. Thibault Cazin and Mr. Gaultier Cazin and The RoyaLand Company Ltd., dated as of November 29, 2022 (incorporated by reference to Exhibit 2.2 to Registration Statement on Form F-1 filed on June 30, 2023)
4.13	Consulting Agreement between The RoyaLand Company Ltd. and Soheil Raissi, dated as of February 1, 2023 (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1 filed on June 30, 2023)
4.14	English translation of Domiciliation Contract for OAPLT Office, dated as of February 17, 2023 (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1 filed on June 30, 2023)
4.15	Consulting Agreement between The RoyaLand Company Ltd. and Bryan Elbez, dated as of April 27, 2023 (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 filed on June 30, 2023)
4.16	Project Agreement between The RoyaLand Company Ltd. and Neosperience S.p.A., dated as of June 30, 2023 (incorporated by reference to Exhibit 10.11 to Registration Statement on Form F-1 filed on July 24, 2023)
4.17	Independent Director Agreement between The RoyaLand Company Ltd. and Alberto Libanori, dated as of April 23, 2024 (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 filed on April 26, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Registration Statement on Form F-1 filed on June 30, 2023)
10.1*	Independent Director Agreement between The Royaland Company Ltf. And Mike Gatto dated as of August 6, 2025.
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 filed on June 30, 2023)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE ROYALAND COMPANY LTD.

Date: October 31, 2025	By:	/s/ Emanuele Filiberto di Savoia
	Name:	Emanuele Filiberto di Savoia
	Title:	Chief Executive Officer (Principal Executive Officer)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID Number: 5854)	F-1
Financial Statements:
Consolidated Balance Sheets as of June 30, 2025 and June 30, 2024	F-2
Consolidated Statements of Operations and Comprehensive Loss for the years ended June 30, 2025 and 2024 (Successor) and the periods November 29, 2022 to June 30, 2023 (Successor) and July 1, 2022 to November 28, 2022 (Predecessor)	F-3
Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended June 30, 2025 and 2024 (Successor) and the periods November 29, 2022 to June 30, 2023 (Successor) and July 1, 2022 to November 28, 2022 (Predecessor)	F-4
Consolidated Statements of Cash Flows for the years ended June 30, 2025 and 2024 (Successor) and the periods November 29, 2022 to June 30, 2023 (Successor) and July 1, 2022 to November 28, 2022 (Predecessor)	F-5
Notes to Consolidated Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The RoyaLand Company Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The RoyaLand Company Ltd. and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the year ended June 30, 2025 and 2024 (Successor), for the period from November 29, 2022 to June 30, 2023 (Successor), period from July 1, 2022 to November 28, 2022 (Predecessor), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the year ended June 30, 2025 and 2024 (Successor), for the period from November 29, 2022 to June 30, 2023 (Successor), period from July 1, 2022 to November 28, 2022 (Predecessor), in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Diamond Bar, CA

October 31, 2025

THE ROYALAND COMPANY LTD.

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2025	2024
ASSETS
Current assets:
Cash on hand	$226,782	$261,476
Deferred offering costs	—	89,803
Prepaid expenses	10,530	30,000
Total current assets	237,312	381,279
Total assets	$237,312	$381,279

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Shareholders’ equity (deficit):
Preference shares, par value $0.0002 per share, 50,000,000 shares authorized; no shares issued and outstanding	$—	$—
Common shares – Class A, par value $0.0002 per share, 20,000,000 shares authorized; 9,400,000 shares issued and outstanding as of June 30, 2025 and 2024, respectively	1,880	1,880
Common shares – Class B, par value $0.0002 per share, 430,000,000 shares authorized; 4,975,000 and 4,475,000 shares issued and outstanding as of June 30, 2025 and 2024, respectively	995	895
Additional paid-in capital	2,541,849	2,072,809
Subscription receivable	(200)	(200)
Other comprehensive loss	(129)	643
Accumulated deficit	(2,863,410)	(2,089,387)
Total shareholders’ deficit	(319,015)	(13,360)

Current liabilities:
Accrued legal and accounting	305,594	321,526
Accrued consulting	230,169	51,624
Other accounts payable and accrued liabilities	8,743	10,748
Due to related parties	11,821	10,741
Total current liabilities	556,327	394,639
Total liabilities	556,327	394,639
Total liabilities and shareholders’ deficit	$237,312	$381,279

See accompanying Notes to the Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended June 30, 2025	Year Ended June 30, 2024	Period from November 29, 2022 to June 30, 2023	Period from July 1, 2022 to November 28, 2022
	(Successor)	(Successor)	(Successor)	(Predecessor)
Net revenues	$—	$—	$—	$4,869

Operating expenses:
Impairment of goodwill	—	—	149,369	—
General and administrative:
Product research and development	277,364	413,532	—	—
Consulting (includes $175,000 in stock-based compensation for the period November 29, 2022 to June 30, 2023)	210,436	175,439	216,095	—
Legal and accounting	214,227	372,581	259,808	3,483
Wages and benefits	—	—	—	1,353
Bad debts	—	—	—	1,240
All other	72,568	52,001	24,465	1,068
Total operating expenses	774,595	1,013,553	649,737	7,144

Operating loss	(774,595)	(1,013,553)	(649,737)	(2,275)

Other income (expense):
Interest expense, net	—	—	(22)	(37)
Other income	572	(3,837)	2,008	—
Total other income (expense)	572	(3,837)	1,986	(37)

Loss before provision for income taxes	(774,023)	(1,017,390)	(647,751)	(2,312)

Provision (benefit) for income taxes	—	—	—	—

Net loss	$(774,023)	$(1,017,390)	$(647,751)	$(2,312)

Other Comprehensive Income (Loss):
Currency translation adjustment	(772)	826	(183)	115

Comprehensive loss	$(774,795)	$(1,016,564)	$(647,934)	$(2,197)

Weighted average shares outstanding:
Capital shares – basic and diluted	—	—	—	800
Common shares – basic and diluted	13,975,000	13,601,052	12,225,350	—

Weighted average net loss per share:
Per capital share – basic and diluted	$—	$—	$—	$(2.89)
Per common share – basic and diluted	$(0.06)	$(0.07)	$(0.05)	$—

See accompanying Notes to the Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

Successor

	Preference Shares		Common Shares Class A		Common Shares Class B		Common Shares Class B To Be Issued		Additional Paid-In	Subscription	Other Comprehensive	Accumulated	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Loss	Deficit	(Deficit)

Balance – November 28, 2022	–	$–	10,000,000	$2,000	2,000,000	$400	–	$–	$497,800	$(200)	$–	$(424,246)	$75,754
Net proceeds from sale of shares	–	–	–	–	300,000	60	–	–	250,940	–	–	–	251,000
Net proceeds in escrow from sale of shares	–	–	–	–	–	–	125,000	25	124,975	–	–	–	125,000
Issuance of shares to Advisors	–	–	–	–	175,000	35	–	–	174,965	–	–	–	175,000
Exercise of share options	–	–	–	–	75,000	15	–	–	37,442	–	–	–	37,457
Transfer of shares	–	–	(600,000)	(120)	600,000	120	–	–	–	–	–	–	–
Currency translation adjustment	–	–	–	–	–	–	–	–	–	–	(183)	–	(183)
Net loss	–	–	–	–	–	–	–	–	–	–	–	(647,751)	(647,751)
Balance – June 30, 2023	–	–	9,400,000	1,880	3,150,000	$630	125,000	25	1,086,122	(200)	(183)	$(1,071,997)	$16,277
Net proceeds from sale of shares	–	–	–	–	1,325,000	265	(125,000)	(25)	984,815	–	–	–	985,055
Share option expense	–	–	–	–	–	–	–	–	1,872	–	–	–	1,872
Currency translation adjustment	–	–	–	–	–	–	–	–	–	–	826	–	826
Net loss	–	–	–	–	–	–	–	–	–	–	–	(1,017,390)	(1,017,390)
Balance – June 30, 2024	–	–	9,400,000	1,880	4,475,000	895	–	–	2,072,809	(200)	643	(2,089,387)	(13,360)
Net proceeds from sale of shares	–	–	–	–	500,000	100	–	–	452,375	–	–	–	452,475
Share option expense	–	–	–	–	–	–	–	–	16,665	–	–	–	16,665
Currency translation adjustment	–	–	–	–	–	–	–	–	–	–	(772)	–	(772)
Net loss	–	–	–	–	–	–	–	–	–	–	–	(774,023)	(774,023)
Balance – June 30, 2025	–	–	9,400,000	1,880	4,975,000	995	–	–	2,541,849	(200)	(129)	(2,863,410)	(319,015)

Predecessor

	Share Capital		Legal	Other Comprehensive	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Reserves	Loss	(Deficit)	(Deficit)

Balance – June 30, 2022	800	$9,545	$955	$(173)	$(24,564)	$(14,237)
Currency translation adjustment	—	—	—	115	—	115
Net loss	—	—	—	—	(2,312)	(2,312)
Balance – November 28, 2022	800	9,545	955	(58)	(26,876)	(16,434)

See accompanying Notes to the Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

THCONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2025	For the Year Ended June 30, 2024	Period from November 29, 2022 to June 30, 2023	Period from July 1, 2022 to November 28, 2022
	(Successor)	(Successor)	(Successor)	(Predecessor)
Cash flows from operating activities:
Net loss	$(774,023)	$(1,017,390)	$(647,751)	$(2,312)
Adjustment to reconcile net loss to net cash used in operating activities:
Impairment of goodwill	—	—	149,369	—
Share-based compensation for Advisor shares	—	—	175,000	—
Share option expense	16,665	1,872	—	—
Changes in operating assets/liabilities:
Accounts receivable	—	—	—	3,652
Prepaid expenses	19,470	(30,000)	—	—
Accounts payable and accrued liabilities	160,607	220,373	(101,412)	(4,670)
All other	—	—	54	—
Net cash used in operating activities	(577,281)	(825,145)	(424,740)	(3,330)

Cash flows from financing activities:
Net proceeds from sale of common shares	452,475	985,055	251,000	—
Proceeds in escrow from sale of common shares	—	—	125,000
Cash proceeds from exercise of share options	—	—	37,457	—
Deferred offering costs	89,804	(32,113)	(10,551)	—
Borrowings from related parties	1,080	186	10,430	—
Repayments to related parties	—	(1,876)	—	(19)
Net cash provided by investing activities	543,359	951,252	413,336	(19)

Net change in cash	(33,922)	126,107	(11,404)	(3,349)
Currency translation adjustment	(772)	826	(183)	119
Cash, beginning of period	261,476	134,543	146,130	5,292
Cash, including cash in escrow, end of period	226,782	$261,476	$134,543	$2,062

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	—	$—	$—	$—
Taxes	—	$—	$—	$—

See accompanying Notes to the Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

Organization and Business

The RoyaLand Company Ltd. (“RoyaLand Ltd.”, “we”, “our Company” and “Successor”), an exempted company limited by shares, was incorporated on October 18, 2022, under the laws of Bermuda. Under our bye-laws, we are authorized to issue 50,000,000 undesignated preference shares, 20,000,000 Class A Common Shares and 430,000,000 Class B Common Shares. Concurrent with our formation, we issued 650,000 Class A Common Shares to our Chief Executive Officer (“CEO”), the majority owner, and 350,000 Class B Common Shares to two other individuals at an issue price of $0.0002 per share, their par value, for a total consideration of $200.

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

We have engaged the services of Neosperience S.p.A. to work with us to develop TheRoyal.Land. See Note 5. Neosperience will design and develop TheRoyal.Land using its proprietary technology. Neosperience plans to use its models to create complex and dynamic in-game environments and realistic and emotive characters and to assist with dynamically adjusting the difficulty level and game balance in real time based on player behavior and performance to keep the game challenging yet rewarding. For example, Neosperience’s technology is designed to imbue non-player characters (“NPCs”), with various behaviors, which we believe makes them seem more lifelike and responsive thereby enhancing player immersion and creating a more engaging gameplay experience. Additionally, Neosperience intends to use advanced modeling and rendering techniques to create realistic player characters and NPCs that dynamically interact utilizing a full range of human-like emotions, reactions, and movements giving them a depth of character which we believe is rarely seen in video games.

Our Company, through Neosperience, has been working on the design and development of the game since mid-2023. Neosperience has completed the development of the vertical slice or the pre-production playable beta version of TheRoyal.Land. In addition, we have secured the domains, TheRoyaLand.online and TheRoyaLand.io, on which we expect to host TheRoyal.Land, and have finished website development for TheRoyal.Land. We are also in the early stages of discussions with media companies to develop myRoyal.World media assets for various streaming platforms. We plan to add additional internal resources to ensure the quality and timely delivery of TheRoyal.Land and myRoyal.World’s assets and experiences.

In addition, working with Neosperience, we are planning a pre-launch augmented reality (“AR”) companion application to build momentum, generate revenues and cultivate a community of players before the full game release. We believe that a mobile AR app is consistent with market trends towards a growing interest in historical gaming and growing demand for content that blends learning and entertainment. We believe that cultural tourism gamification is a growing market and AR location-based mechanics of our planned app can promote exploration amount a target audience in the 18 to 45 demographic who are tech savvy, global minded, interested in history and culture and value immersive learning and short form gameplay. The AR companion app can be developed at a fraction of the cost of the full game and within a period of only 4 to 5 months. We plan to balance a freemium model with value added content.

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

Functional and Presentation Currency

These consolidated financial statements are prepared in the U.S. dollar, which is RoyaLand Ltd.’s functional currency. RoyaLand Company’s functional currency is the U.S. dollar and OAPLT’s functional currency is the euro. All financial information has been rounded to the nearest dollar except if indicated otherwise.

Going Concern Considerations

The accompanying consolidated financial statements contemplate continuation of our Company as a going concern. We have incurred net losses since our inception and we have an accumulated deficit of $2,863,410 at June 30, 2025. The continuation of our Company as a going concern is dependent upon our ability to raise additional funds and/or through the attainment of profitable operations. There are no assurances that we will be successful in obtaining sufficient capital to continue as a going concern.

On May 1, 2022, our wholly owned subsidiary RoyaLand Company entered into an agreement with Boustead Securities LLC (“Boustead”) under which Boustead agreed to provide certain services to us with respect to corporate financing transactions, including the private placement of securities. See Note 7 for further information. While we are confident we will continue to be able to raise additional capital through this process, there are no assurances that we will be successful in obtaining such additional capital. If our working capital needs are not met and we are unable to obtain adequate capital, we could be forced to cease operations. The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

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

The results and financial position of OAPLT, our Company’s subsidiary that has a different functional currency, are translated from euros into U.S. dollars as follows:

(i)	Assets and liabilities are translated at the current exchange rate at the balance sheet date and historical rates for equity;

(ii)	Revenue and expenses are translated at the weighted average closing exchange rate for the period reported in the consolidated statement of profit or loss. When the average exchange rate does not provide a reasonable approximation of the cumulative effect of the rates prevailing on the transaction date, we utilize the closing exchange rate on the date of the transaction.

(iii)	Gains and losses resulting from foreign currency translation are included as a component of stockholders’ equity. Foreign currency transaction gains and losses are included in the results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses during the period. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of our Company’s functional currencies and the realization of our deferred offering costs. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the financial statements for the periods presented.

Cash and Cash Equivalents

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our cash balances as of June 30, 2025 and 2024 were $226,782 and $261,476, respectively.

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

Fair Value Hierarchy of liabilities that are recognized and measured at fair value in the consolidated financial statements as of June 30, 2025 and 2024 are shown below (level 3 inputs are not applicable):

	Fair Value Measurement Using
	Level 1	Level 2
LIABILITIES
June 30, 2025:
Due to related party – recognized at fair value (1)	$—	$11,821

June 30, 2024:
Due to related party – recognized at fair value (1)	$—	$10,741

(1)	The amounts due to related party contain no interest provision. Any imputed interest is immaterial.

During the periods presented, there were no transfers between Levels 1, 2 or 3.

Financial Risk Factors

Our activities expose us to a variety of financial risks: market risk, credit risk and liquidity risk. Our primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on our financial performance.

The primary market risk to our Company is foreign exchange risk. Given the stability of the markets in which we operate, we believe our exposure to be minimal. Our exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Given that we have not generated any revenue during the years ended June 30, 2025 and 2024, we currently have no exposure to credit risk. With respect to liquidity, our ability to meet our obligations on time is dependent on the success of our operation and the support of our related party partners, which to date have given us adequate liquidity to meet our obligations.

Deferred Offering Costs

Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to a planned offering described in Note 4 under the caption Boustead Agreement. During the year ended June 30, 2025, we charged the deferred offering costs of $89,804 to operations as the planned offering has not taken place and there is no clear timeline as to when an offering will be made. The write-off of deferred offering costs was made to the following expense categories: legal and accounting $80,191; all other cost categories $9,613.

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

Net Income/Loss Per Share

Under the provisions of IAS 33, Earnings per Share, basic loss per common share is computed by dividing net loss available to each class of common shareholders by the weighted average number of common shares outstanding for the period presented for their respective class. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that would then share in the income of our Company, subject to anti-dilution limitations.

SUCCESSOR

The table below presents the computation of the Successor’s basic and diluted loss per share for the years ended June 30, 2025 and 2024 and the period November 29, 2022 to June 30, 2023:

	Period July 1, 2024 to June 30, 2025		Period July 1, 2023 to June 30, 2024		Period November 29, 2022 to June 30, 2023
	Class A Common Shares	Class B Common Shares	Class A Common Shares	Class B Common Shares	Class A Common Shares	Class B Common Shares
Numerator:
Net loss	$(774,023)	$(774,023)	$(1,017,390)	$(1,017,390)	$(647,751)	$(647,751)
Net loss allocated between Class A and Class B common shares	(520,631)	(253,392)	(703,142)	(314,248)	(509,020)	(137,731)
Denominator:
Weighted average common shares outstanding — basic	9,400,000	4,575,000	9,400,000	4,201,052	9,607,009	2,618,341
Dilutive common share equivalents. See Note 1 below	-	-	-	-	-	-
Weighted average common shares outstanding — diluted	9,400,000	4,575,000	9,400,000	4,201,052	9,607,009	2,618,341
Net loss per share:
Basic	$(0.06)	$(0.06)	$(0.07)	$(0.07)	$(0.05)	$(0.05)
Diluted	$(0.06)	$(0.06)	$(0.07)	$(0.07)	$(0.05)	$(0.05)

For the twelve month periods June 30, 2025 and 2024 and for the period November 29, 2022 to June 30, 2023, there were potential common share equivalents of 1,448,750, 1,413,750 and 21,000, respectively, excluded from the diluted loss per share calculations. Because our Company has reported a net loss for each of the periods presented in the accompanying financial statements, the effect of the common share equivalents on diluted loss per share would be anti-dilutive, and therefore the diluted loss per share is the same as the basic loss per share.

PREDECESSOR

The table below presents the computation of the Predecessor’s basic and diluted loss per share for the period July 1, 2022 to November 28, 2022:

For the Period July 1, 2022 to November 28, 2022
Numerator:
Net loss	$(2,312)
Denominator:
Weighted average capital shares outstanding—basic	800
Dilutive common share equivalents	-
Weighted average common shares outstanding—diluted	800
Net loss per share:
Basic	$(2.89)
Diluted	$(2.89)

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

5. Related Party Transactions

Amounts due to related parties as of June 30, 2025 and 2024 consist of:

	June 30, 2025	June 30, 2024

Daniel McClory, Executive Chairman and Director	$10,580	$10,500
Alberto Libanori, Director	1,241	241
	$11,821	$10,741

From time to time, our officers and shareholders have made advances to us which we have recorded as Due to Related Parties. The amount owed to Mr. McClory results from amounts he advanced for operating purposes. For Mr. Libanori, on April 23, 2024, we entered into an independent director agreement with him and agreed to compensate him $1,000 per year for his services. During the years ended June 30, 2025 and 2024, we recorded general and administrative expenses of $1,000 and $186 in connection with this agreement.

The amounts owed to related parties carry no interest and are due on demand. Imputed interest is immaterial.

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

As of June 30, 2025, we have incurred a total expense of $690,896 in connection with our agreement with Neosperience. This amount includes payments totaling $301,617 covering the research phase of the Project and payments of $389,279 for milestones reached in the development phase through June 30, 2025. Following the guidance of IAS 38 Intangible Assets, we have expensed all costs incurred to date for the Project. The guidance requires that costs incurred in the research phase be expensed. In addition, we determined that costs incurred in the development phase should be expensed, as not all six criteria for capitalization of these costs under the guidance have been met. Amounts expensed during the years ended June 30, 2025 and 2024 amounted to $277,364 and $413,532, respectively.

Skyline Agreement

In July 2023, we entered into an investor relations services agreement with Skyline Corporate Communications Group. The agreement has a term of twelve (12) months and is automatically renewable unless cancelled within 60 days of the termination date. Under the agreement, Skyline agreed to provide corporate communications advisory services as well as other investor relations services described in the agreement. We agreed to compensate Skyline based on the types of services provided.

In the fourth quarter of calendar 2023, Skyline agreed to temporarily postpone any further payments due them under the agreement until we finalize our IPO. During the years ended June 30, 2025 and 2024, we recorded operating expenses of $78,503 and $24,903, respectively, in connection with our arrangement with Skyline.

7. Share Capital

SUCCESSOR

Preference Shares

We are authorized to issue 50,000,000 undesignated preference shares, par value of $0.0002 each. Our board of directors has the authority to determine the rights, preferences and designations of each series of preference shares to be issued including voting powers, dividend rights, conversion rights, and redemption/liquidation privileges, all as permitted by Bermuda law and our bye-laws. As of June 30, 2025, no series of preference shares has been designated by our board of directors and no preference shares have been issued.

Common Shares

We are authorized to issue 450,000,000 common shares, par value $0.0002 each, and have designated two series of common shares whose rights are described below:

Class A Common Shares – we have designated and authorized 20,000,000 Class A Common Shares. Each Class A Common Share is entitled to 20 votes on all matters subject to a vote of shareholders and to such dividends as our board of directors may from time to time declare. Each Class A Common Share may be converted at any time into one (1) Class B Common Share. There were 9,400,000 Class A Common Shares issued and outstanding at June 30, 2025, 6,000,000 of which are owned by our CEO.

Class B Common Shares – we have designated and authorized 430,000,000 Class B Common Shares. Each Class B Common Share is entitled to one (1) vote on all matters subject to a vote of shareholders. There were 4,975,000 Class B Common Shares issued and outstanding at June 30, 2025.

Concurrent with our formation, we issued a total of 1,000,000 Class A Common Shares to three individuals, one of which was our CEO who received 650,000 shares. Under the SEA described in Note 3, we exchanged 9,000,000 additional Class A Common Shares. Our CEO is currently our largest shareholder owning 6,000,000 Class A Common Shares. The 9,400,000 Class A Common Shares issued and outstanding as of June 30, 2025 resulted from the SEA (9,000,000 shares), the issuance of founders’ shares (1,000,000 shares) and the transfer of 600,000 shares discussed below.

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

During the years ended June 30, 2025 and 2024 and the period November 29, 2022 to June 30, 2023, there was the following additional activity in connection with our common shares:

Sales of Shares

November 29, 2022 to June 30, 2023

During the period November 29, 2022 to June 30, 2023, we conducted private placements of our Class B Common Shares and issued 300,000 Class B Common Shares to investors at $1.00 per share for gross proceeds totaling $300,000. Gross proceeds from the sale were reduced by $49,000, mainly representing placement agent fees paid to Boustead in accordance with the agreement disclosed in Note 6, resulting in net proceeds of $251,000. In addition, 125,000 shares were subscribed as of June 30, 2023 in connection with the private placements, but not yet issued, with the related proceeds of $125,000 deposited into an escrow account.

Year Ended June 30, 2024

During the year ended June 30, 2024, we conducted additional private placements of our Class B Common Shares as follows:

a.	Private placements with several investors under which we issued 700,000 Class B Common Shares at $1.00 per share.

b.	Private placements of units of securities, consisting of (i) one Class B Common Share and (ii) a three-year warrant to purchase 2.5 Class B Common Shares (the “Units”), with three investors under which we issued 500,000 Units at $1.00 per Unit. This resulted in gross proceeds of $500,000 along with three-year warrants to purchase 1,250,000 Class B Common Shares at $1.00 per share.

Total Class B Common Shares issued during the year ended June 30, 2024, including the 125,000 shares subscribed but not yet issued as of June 30, 2023, totaled 1,325,000 shares. Gross proceeds received during the year ended June 30, 2024 amounted to $1,200,000 (excludes the $125,000 cash in escrow as of June 30, 2023). The gross proceeds were reduced by $214,945 mainly representing placement agent fees paid to Boustead, resulting in net proceeds of $985,055 in connection with these private placements.

The Class B Common Shares are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions.

Year Ended June 30, 2025

During the year ended June 30, 2025, we conducted a private placement of our Class B Common Shares and issued 500,000 Class B Common Shares to an investor. The shares were subscribed for at $1.00 per share. Gross proceeds received for this private placement of $500,000 were reduced by fees of $47,525 resulting in net proceeds of $452,475. The fees included $40,000 in placement agent fees paid to Boustead Securities, LLC in accordance with the agreement disclosed in Note 4 and $7,525 in deposit agent fees paid to Sutter Securities, Inc. In addition, we issued five-year warrants to Boustead to purchase 35,000 Class B common shares at $1.00 per share.

Issuance of Advisor Shares

In May 2023, we issued a total of 175,000 Class B Common Shares to seven individuals. The shares were issued under the 2023 Equity Incentive Plan described below. We valued the shares at $175,000, or $1.00 per share, which represents the most recent sale price for our Class B Common Shares. We recorded a general and administrative expense for that amount in connection with these issuances during the year ended June 30, 2023.

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

We valued the share option at $50,000 using the Black-Scholes option pricing model and are recording a general and administrative expense ratably over the three-year vesting period. For the years ended June 30, 2025 and 2024, we recorded expenses of $16,665 and $1,872, respectively. The range of assumptions used in determining the fair value of the share option was as follows:

Expected term in years	7 years
Risk-free interest rate	4.44%
Annual expected volatility	300.0%
Dividend yield	0.00%

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price and other factors.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the remaining contractual term of the option.

Activity related to the share option for the years ended June 30, 2025 and 2024 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding, beginning	-	$-
Activity during the year ended June 30, 2024:
Options granted	50,000	2.00
Outstanding, June 30, 2024	50,000	2.00
Activity for the year ended June 30, 2025 – none	-	-
Outstanding, June 30, 2025	50,000	2.00
Exercisable, end of period	16,667	$2.00	5.9	$0

Warrants

In connection with the private placements discussed above, we issued the following warrants:

1.	For the private placements of Class B Common Shares during the period November 29, 2022 to June 30, 2023, we issued Boustead warrants to purchase 21,000 Class B Common Shares which is equal to seven percent (7%) of the transaction share amounts. The warrants are exercisable from the issue date at $1.00 per share and expire five years from the date of issuance.

2.	For the private placements of Class B Common Shares and units of securities during the year ended June 30, 2024, we issued Boustead warrants to purchase 92,750 Class B Common Shares which is equal to seven percent (7%) of the transaction share amounts. The warrants are exercisable from the issue date at $1.00 per share and expire five years from the date of issuance.

3.	For the private placement of units of securities during the year ended June 30, 2024, we issued the investors warrants to purchase 1,250,000 Class B Common Shares. The warrants are exercisable from the issue date at $1.00 per share and expire three years from the date of issuance.

4.	For the private placement of Class B Common Shares during the year ended June 30, 2025, we issued Boustead a warrant to purchase 35,000 Class B Common Shares. The warrants are exercisable from the issue date at $1.00 per share and expire five years from the date of issuance.

We valued the warrants at the values shown below using the Black-Scholes option pricing model. The range of assumptions used in determining the fair value of the warrants were as follows:

	For the Year Ended June 30, 2025	For the Year Ended June 30, 2024	For the Period November 29, 2022 to June 30, 2023
Value of warrants	$35,000	$1,342,750	$21,000
Expected term in years	5 years	3 to 5 years	5 years
Risk-free interest rate	3.95%	4.00% to 4.64%	3.29% to 4.26%
Annual expected volatility	300.0%	300.0%	300.0%
Dividend yield	0.00%	0.00%	0.00%

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the warrant issuance.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price and other factors.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the remaining contractual term of the warrant.

Activity related to the warrants for the years ended June 30, 2025 and 2024 and the period November 29, 2022 through June 30, 2023 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding, beginning	—	—
Granted during the period November 29, 2022 through June 30, 2023	21,000	$1.00
Outstanding, June 30, 2023	21,000	$1.00
Activity during the year ended June 30, 2024:
Granted during the year ended June 30, 2024:
To Boustead	92,750	$1.00
To private placement investors	1,250,000	$1.00
Outstanding, June 30, 2024	1,363,750	$1.00
Activity during the year ended June 30, 2025	35,000	$1.00
Outstanding, June 30, 2025	1,398,750	$1.00
Exercisable, end of period	1,398,750	$1.00	1.3	$0

Equity Incentive Plan

In February 2023, we adopted the 2023 Equity Incentive Plan under which 2,000,000 Class B Common Shares are reserved for issuance of grants, awards and options. The 175,000 shares issued to advisors and the 50,000 option shares referred to above were issued under the plan and there are 1,775,000 shares available to be issued as of June 30, 2025.

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

RoyaLand Ltd. is a corporation formed under the laws of Bermuda which currently levies no taxes on individuals or corporations based upon profits. OAPLT is a French joint stock company (société par actions simplifiée) which is subject to the tax laws of France. For the years ended June 30, 2025 and 2024, and the period November 29, 2022 to June 30, 2023, OAPLT reported a loss. For its most recently filed tax return for the tax period ended June 30, 2024, OAPLT reported a tax loss and owed no income tax. Accordingly, as in prior periods, no income tax provision was recorded for OAPLT.

A portion of our net loss was generated by RoyaLand Company which is a U.S. company subject to income taxes in the United States. The tax return for RoyaLand Company for their tax year ended December 31, 2024 reflected losses as start-up costs since the company had not yet begun operation. The start-up costs will be amortized over 15 years once operations commence. As such, RoyaLand Company has no operating loss carryovers.

The following table presents the current income tax provision for federal and state income taxes for the years ended June 30, 2025 and 2024 and the period November 29, 2022 through June 30, 2023:

	Year Ended June 30, 2025	Year Ended June 30, 2024	November 29, 2022 through June 30, 2023
Current tax provision (benefit):
U.S. federal	$–	$–	$–
U.S. state	–	–	–
Total current tax provision (benefit)	–	–	–
Deferred tax provision (benefit):
U.S. federal	(1,459)	(29,956)	(4,240)
International	(6,790)	(26,163)	–
U.S. state, net of federal benefit	–	–	–
Increase in valuation allowance	8,249	56,119	4,240
Total deferred tax provision (benefit)	–	–	–
Total provision (benefit) for income taxes	$–	$–	$–

Following is a reconciliation of the U.S. federal statutory rate to the actual tax rate for the years ended June 30, 2025 and 2024 and the period November 29, 2022 through June 30, 2023:

	Year Ended June 30, 2025	Year Ended June 30, 2024	November 29, 2022 through June 30, 2023
U.S. federal and international statutory income tax rate	22.7%	21.0%	21.0%
Other adjustments	44.7%	15.0%	0.0%
Increase in valuation reserve	-67.4%	-36.0%	-21.0%
Total provision (benefit) for income taxes	–%	–%	–%

The components of our deferred tax assets as of June 30, 2025, 2024 and 2023, all of which arise from RoyaLand Company, consisted of the following:

	June 30, 2025	June 30, 2024
Start-up costs	$124,746	$123,288
International net operating loss carryforwards	32,954	26,163
Less valuation allowance	(157,700)	(149,451)
Net deferred tax assets	$–	$–

The valuation allowance increased $8,249 since June 30, 2024.

PREDECESSOR

OAPLT is a French joint stock company (société par actions simplifiée) which is subject to the tax laws of France. For the tax year ended June 30, 2022, OAPLT reported a tax loss and owed no income tax. As such OAPLT has not recorded an income tax provision for the period July 1, 2022 to November 28, 2022.

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

9. Subsequent Events

Debt Release

On August 7, 2025, we entered into an Acknowledgement and Release Agreement with our Chief Technology Officer, Soheil Raissi. Under the agreement, we agreed to issue Mr. Raissi 500,000 of our Class B Common Shares in exchange for the following: (a) the release of all invoiced indebtedness to Mr. Raissi or his company, Maptics Corporation, (b) the release of any obligation to issue Mr. Raissi any share-based compensation, and (c) to compensate Mr. Raissi for continuing to serve as our CTO through December 31, 2025.

Director Appointment

On August 6, 2025, we entered into an Independent Director Agreement with Mike Gatto under which Mr. Gatto agreed to serve as an independent director of our Company effective on the date of the agreement. As compensation for his agreeing to become a director, we agreed to issue to Mr. Gatto 100,000 of our Class B Common Shares.